8/11

08005003

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME WS Atkins plc

*CURRENT ADDRESS Woodcote Grove
Ashley Road
Epsom
Surrey KT18 5BW
UK

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 23 2008
THOMSON REUTERS

FILE NO. 82- 35228 FISCAL YEAR 3/31/08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/19/08

WS Atkins plc
Annual Report 2008

082-35228

3-31-08
AR/S

ATKINS

Plan Design Enable

Financial Highlights

Our vision is to be the world's best infrastructure consultancy.


955.0
1,052.5
1,179.8
1,303.6
05
06
07
08
+11%

Revenue £m


56.5
68.4
74.1
91.9
05
06
07
08
+24%

Normalised profit before taxation £m


42.5
50.1
56.5
66.7
05
06
07
08
+18%

Normalised diluted EPS pence


13,892
14,907
15,868
17,278
05
06
07
08
+9%

Headcount


12.0
16.0
20.0
24.0
05
06
07
08
+20%

Dividend pence

Notes

1 Revenue excludes the Group's share of revenue from Joint Ventures.
2 Normalised profit before taxation and exceptional items is defined as profit before taxation, less exceptional items and any profits or losses from disposals. This is considered to be a more representative measure of underlying trading.
3 Normalised diluted earnings per share (EPS) is based on normalised profit after tax and allows for the dilutive effect of share options.
4 Headcount is shown on a full-time equivalent basis at the year-end, including agency staff.
5 Dividend relating to the year, comprising the interim dividend paid in the year and the proposed final dividend.
6 2006/07 and 2007/08 figures are for continuing operations only.

Group at a Glance

Plan, design, enable is what we do.

Plan

The challenges facing our clients are multidimensional, often because of the increasingly complex modern environment. From cost and risk planning, feasibility studies and logistics, to impact assessments and stakeholder engagement activity, we plan every aspect of our clients' projects.

Design

Atkins designs intellectual capital such as management systems and business processes. We also design physical structures such as office towers, schools, bridges and highways. Whatever we design, we apply the same passion and creativity combined with rigorous quality standards.

Enable

Our clients choose Atkins because they want to focus on their core operations. They entrust us to look after the management of projects, people and issues – ensuring that deadlines are met, costs are controlled and success is delivered.

17,270

Total headcount*

Largest

engineering consultancy in the UK**

* Approximate full-time equivalent staff at 31 March 2008 including agency staff.
** Source: New Civil Engineer Consultants File 2008.

United Kingdom
11,650*
employees

North America
680*
employees

Other Europe
870*
employees

Middle East
3,070*
employees

Asia Pacific
1,000*
employees

£1.3bn

Revenue 2008

5th

largest global design firm***

***Source: Engineering News Record 2007.

Atkins Business Segments

We report our activities in a number of business segments, reflecting how we manage the business according to different markets and geographies.



This chart illustrates the relative size of our segments by revenue.

Design and Engineering Solutions

Highways and Transportation

Rail

Middle East, China and Europe

Management and Project Services

Asset Management

Revenue

£374m	We deliver high value engineering and innovative design to a wide range of clients in the public, regulated and private sectors. Our areas of operation include water, environment, nuclear, power, aerospace, defence, oil and gas and infrastructure design.
£275m	Our principal activities are transport planning, design of new roads and road improvements, development of intelligent transport systems, management of road maintenance and integrated road network management.
£208m	We provide services covering a wide range of engineering disciplines, including signalling, civils, electrification and specialist services in strategic planning, safety, systems integration and asset management.
£192m	In the Middle East, we provide design, engineering and project management services for buildings, transportation and other infrastructure through our seven offices in the Gulf and India. In China we provide planning, urban design, architectural and engineering services to the mainland market and Hong Kong. Our European business comprises operations in Ireland, Sweden, Denmark, Portugal and Poland.
£213m	We provide management and IT consultancy and programme, project and cost management services. We are one of the largest project managers and cost consultants worldwide through our Faithful+Gould brand* and one of the 20 largest management consultants operating in the UK**.
£52m	We provide independent property asset management services, focusing on delivery of top quality facilities management services to selected public and private sector clients.

Sources:
* Building Magazine.
** Management Consultancies Association.

Chairman's Statement

We have made further good progress this year. Our markets remain strong, and, as we continue to improve our services, we are confident that the Group will achieve further good progress in the year ahead.

Results

I am pleased to report another successful year for the Group, with revenue up 11% and normalised diluted earnings per share up by 18%. We have made further good progress demonstrated by the substantial increase in operating margins before exceptional costs from 5.7% to 6.6%. We believe that improvements in margin will continue.

Once again there was substantial growth in the Middle East and there were good performances from our Design and Engineering Solutions and Highways and Transportation segments in the UK. Faithful+Gould also performed well and margins improved substantially within our Rail segment, as anticipated. The Group's cash generation remains very strong and we ended the year with net funds of £168.4m.

As previously reported, the Group's results also benefited from a £20m profit on the sale of Lambert Smith Hampton and the £17m accelerated release of Metronet deferred income. These are included within discontinued operations.

Share buyback

During the year the Board reviewed the strength of the Group's balance sheet and, mindful of the benefit of maintaining an efficient balance sheet, commenced a share buyback programme in November 2007 with the intention of returning up to £100m to shareholders. As at 31 March 2008 3.2m shares had been purchased at a total cost of £34.9m. A further 0.7m shares were purchased at a cost of £7.6m between year-end and the commencement of the Company's close period on 25 April 2008.

People

Our staff numbers in continuing operations rose by over 1,400 in the year to nearly 17,300 but, given the strong markets in which we operate, our staff turnover increased from 13.8% to 15.4%. This increase was not unexpected but we continue to make substantial investments in enhancing our training and development programmes and total reward to ensure that our employees can continue to develop their careers within the Group. I would like to take this opportunity to thank all of our employees throughout the Group for their efforts in the year.

Board of Directors

I am delighted to welcome Dr Krishnamurthy "Raj" Rajagopal who joins the Board as a non-executive director. Raj brings international experience to the Board having previously been chief executive of BOC Edwards until November 2006.

Dividend

The Board is recommending a final dividend of 16.5p, making the total dividend for the year 24.0p (2007: 20.0p), an increase of 20%.

Outlook

We start the new year in a good position with work in hand representing 55% of our budgeted revenue (2007: 58%) and are continuing to increase headcount. While there is of course uncertainty about the future direction of some of the economies in which we operate, we have not seen any sign of reduction in activity. Climate change is becoming a significant issue for many of our clients. We are working actively to raise awareness, develop tools and engage with clients to help them respond to the complex requirements of a carbon critical economy.

Our markets remain strong and as the Group continues to improve its services we are confident that the Group will achieve further good progress in the year ahead. Notwithstanding the share buyback programme, we continue to review further opportunities to add to the depth and range of our technical skills and invest in the sustainable growth of the Group.

Ed Wallis
Chairman
25 June 2008

Plan, design, enable is what we do. Our vision is to be the world's best infrastructure consultancy.

World's	Best	Infrastructure	Consultancy
We will target chosen geographies, and develop deep local expertise.	We will seek to consistently anticipate and address our clients' needs.	Buildings, transport, utilities, Government and industry and their social and environmental context.	Our primary business model will be selling expertise.

To be the world's best infrastructure consultancy.

Atkins is a consultancy which exists to plan, design and enable our clients' capital programmes. We aim to improve all aspects of our activities within well understood business models. The strong performance of the Group has demonstrated over the last few years that this focus has been appropriate and the forecast of continued high demand for capital programmes of increasing complexity dictates that it remains so.

The key to much of the activity that the Group undertakes is the national and local nature of the relationships we build with our clients. The vast majority of our clients continue to come to Atkins at a local level because we have key local relationships. As a result we have de-centralised our organisation, empowering local management as far as reasonably possible. Many of our core skills and the values of our excellent service culture have currency across the world, but we do not have a strategy of becoming a global company; instead our strategy involves focusing our efforts where we are able to develop these deep local relationships with our clients. We call this part of our strategy multi-local.

In addition to developing local skills, our local management teams are able to draw upon the Group's wide range of skills and resources. One of Atkins' key differentiators is the extensive range of skills that we have in the organisation. There is rarely a technical question that cannot be answered by someone within the Group, allowing us to be flexible and to consider all options. Our clients recognise that, by harnessing this breadth of skills, we can answer their questions better. This part of our strategy we call multi-skill.

We believe that our focus upon being a multi-skill, multi-local consultancy, with the best combination of quality, local understanding and breadth of skills, will allow us to be trusted to deliver infrastructure projects more often than our competitors. Bringing the extensive capabilities of the Group to bear at a local level is therefore fundamental and will deliver superior performance.

Climate change is a significant issue for the world in which we live and it is becoming a significant issue for many of our clients. Apart from the normal social responsibility issues, we are focusing on the area of carbon calculation and the carbon mitigation of both the embedded elements and the whole-life effects of our designs. We have termed this Carbon Critical Design. We are doing world-class work in a number of areas but the practice of embedding carbon reduction into the design process is still in its infancy. We need to act now to develop this capability so as to be able to respond to the emerging demand and ensure that clients can meet their carbon agendas over the next five to ten years. We have therefore set ourselves the challenge to resolve how we deliver Carbon Critical Design within 100 weeks. We are investing heavily this year and next to raise awareness, develop tools and actively engage with clients on this important issue.

Carbon Critical Design will affect everything we do in the long term. It demands an expansive multi-skilled outlook. It is no longer appropriate, for example, to segregate building design from structures, as the whole system must be optimised to reduce carbon. This makes Atkins supremely well placed to lead. We design a very large part of the built environment and we can engage clients and change the question. We are not aspiring to everything being carbon neutral but we are looking at an iterative journey to reduce carbon in everything we do.

If we are successful in addressing all of these areas, we will be well along the path to being the world's best infrastructure consultancy.

Strategy process

The Atkins strategy is developed by an integrated process of establishing the Group priorities and evaluating the strengths of the businesses within the Group. Business unit bottom-up five-year plans are therefore set in the context of the top-down Group strategic aims.

We evaluate the market areas in which we may best use our skills, identifying any skill or market gaps, and formulate options for approval at Board level.

We review our strategy on an annual basis focusing on different aspects each year. In 2006 we established a new five-year plan for the Group providing medium-term targets that ensured we would deliver shareholder value. In 2007 we revalidated the fundamental aspects of the Group strategy and carried out a thorough market segmentation exercise to analyse options for the Group going forward. The 2008 process will review five-year targets in light of the strategic direction set in 2007 and Company and market developments since.

Strategy review

The 2007 review confirmed:

- The primary objective of creating long-term shareholder value as measured by growth in normalised diluted earnings per share can be achieved by both our business activity and our business model
- Atkins will remain a consultancy – diversification by becoming a pure contractor, technology company or developer is not an attractive option for the Group
- Working across multiple markets gives us robust underlying performance – we will focus on those markets that are attractive and are aligned with the Group's strategy
- Demand for our services is present in many countries across the world – however we focus on those services and countries that will provide the best long-term returns for the Group
- The financial stewardship of the Group allows a return of capital to shareholders whilst retaining considerable financial capacity to pursue organic growth and to exploit suitable strategic opportunities that might arise
- The recruitment, retention and development of our staff remain key to growth.

Following the review we confirmed that we need to continue to:

- Reinforce our focus upon Identity and Excellence
- Deepen and improve the quality of our service offering through recruiting, retaining and developing our staff and management
- Follow appropriate sector opportunities into new and related markets.

We have made good progress by increasing headcount by 24% in the past three years and a key element of this has been to apply considerable effort in recruiting appropriately qualified staff in Sharjah, Bangalore and Manila to work for our key home markets – the UK and Middle East. We need to continue to focus on maximising the effectiveness of such intra-group working and continue to enhance the mobility and flexibility of our staff. This has improved materially in the past two years.

With confidence in our markets over the medium term, the Group has robust foundations from which to build.

Business Unit strategy

The Group's decentralised structure and empowered management allow business-level strategy to be established very close to the customer, leveraging the competitive advantage that being part of a larger group brings.

Decisions about product and market diversity form part of the Group-level strategy. Consequently, the business units can focus on the excellence of their offering in specific areas where the Group's capability is best used to advantage.

Each business considers its strategy for addressing its market taking into consideration various factors:

- Competitive advantage – the ability of the business to differentiate itself from the local competition
- Resource-based advantage – the skills and capabilities that the Group has that may confer a unique advantage
- Operational advantage – ways in which we may understand our business models better and improve our products.

Atkins' position in each of its home markets is strong and, increasingly, multiple business units are being brought together to deliver complex projects in various parts of the world.

Strategic position

The environment

In the medium term, global drivers will bring unprecedented change to the world's infrastructure, not least growing urban populations and all the issues connected with sustainability and climate change. Quality, local understanding and breadth of skills will therefore continue to be in demand.

In the UK alone the market size for engineering and design has been estimated at nearly £14 billion[1]. The top 150 design firms in the world generate revenue of more than £40 billion[2]. While growth and consolidation continues at the top end, there remains an endless tail of small consultancies capable of competing for significant percentages of most market sectors.

In the UK, the New Civil Engineer (NCE) survey regularly puts Atkins in the top four across a wide range of sectors. The UK market continues to grow and Atkins is increasing its market share. The Group has also been successful in building meaningful domestic businesses in the Middle East, the US and some European markets. Acquisitions and organic investment will continue to be considered which deepen the Group's skill base and strengthen our market position, usefully accelerating our multi-local, multi-skill business model.

Conditions in 2008

The requirement for new and upgraded infrastructure remains and many of our important markets are buoyant. Competition for resources to deliver projects is strong, which also provides a healthy indicator of the markets in which we work. However, whilst we have been successful in improving the attractiveness of Atkins as an employer in recent years, we are also experiencing increased upward pressure on remuneration. Our direct exposure to the commercial property market in the UK is limited, but we are mindful of indirect consequences of a prolonged downturn and the timing of projects may be subject to some variability in the short term.

Keith Clarke
Chief Executive
25 June 2008

1 Survey of UK Construction Professionals 2005/06 – Davis Langdon Management Consulting, July 2007.
2 Engineering News Record, 23 July 2007.

UK Rank	Company	Building	Construction and Project Management	Defence	Environment	Facilities Management	Flooding and Coastal	Geotechnics	Health and Safety	Manufacturing	Ports, Harbours, Airports and Canals	Power	Public Sector	Rail/Rail Bridges	Roads/Road Bridges	Telecommunications	Transport Planning	Tunnelling	Waste	Water
1(1)	**Atkins**	**3**	**3**	**1**	**4**	**2**	**2**	**1**	**1**	**2**	**7**	**3**	**1**	**1**	**1**	**1**	**2**	**3**	**1**	**5**
2(2)	Mott MacDonald	7	2	3	9		7	4	16	5	1	1	3	2	4	3	8	2	5	2
3(3)	Arup	1	10	9	13	9	10	2	3	3	3	5	13	3	10	4	5	1	12	10
4(4)	WSP	2	13		2	6		5	4	4	4	9	9	6	7	2	1	7	4	19
5(5)	Mouchel		6		20	1							2	5	2		18		11	3
6(6)	Jacobs	14	8	2	6	3	3	7	9	1	10	4	4	9	3		9	4	2	9
7(7)	RPS				1								14							
8(9)	Halcrow	16	15	10	16	14	1	6			2	8	8	8	5		10	5	8	6
9(8)	Scott Wilson	13	12		11	10	13	3	15	7	5	6	6	4	6		17		3	14
10(10)	Capita Symonds	9	7	7	14	4	9	10	2	13	14	17	7	13	9	6	13	6	12	25

Note
NCE Consultants File 2008 market rankings.

Summary

Mission

We exist to plan, design and enable capital programmes.

Vision

The Group intends to be the world's best infrastructure consultancy.

Strategy

Objective
The aim of the Group is to maximise shareholder return over the long term.

Scope
The Group will operate as a multi-local, multi-skill consultancy. We will continue to evolve world-class skills in infrastructure-related disciplines. We will focus these skills in selected home geographies where our full capability can be brought to bear.

Advantage
Our breadth and depth of skills give us the ability to deliver simple solutions to complex questions. The reputation we build will attract employees and customers worldwide. We will help to deliver the changes demanded of infrastructure in a carbon critical world.

Reviews

Human Resources Review

Atkins' success depends on attracting and retaining the most talented professionals in their respective fields and providing an environment in which they are able to apply their skills on a variety of complex projects.

Top 20

Best Big Companies to Work For
The Sunday Times, 2008

Top 50

Places Where Women Want to Work
The Times, 2007

Top 100

Graduate Employers
The Times, 2007

Winner

National Graduate Recruitment Awards, Construction Sector
Target Magazine, 2007

+24%

Increase in headcount over the past 3 years

82%

Employee stability index

Overview

Atkins' success depends on attracting and retaining the most talented professionals in their respective fields and providing an environment in which they are able to apply their skills on a variety of complex projects. Consequently, being an employer of choice is a must for Atkins. Part of our strength is our ability to meet this challenge for a wide range of professionals including engineers, architects, planners, project managers and surveyors.

We measure our performance in doing so in various ways, partly by the collective and individual strengths of the people who decide to develop their careers with us, but also by tracking a number of metrics including staff retention, employee engagement and headcount growth. We also take note of the views of our staff and potential staff expressed via internal and externally commissioned surveys, with the latter resulting in a number of awards.

Headcount

Within our continuing operations, headcount grew by 1,400 (9%) after allowing for the disposal of Lambert Smith Hampton. The major areas of growth were Design and Engineering Solutions (+620 staff, 14% growth) and the Middle East/India (+750 staff, 44% growth). Headcount in our Rail business remained flat and fell slightly in Highways and Transportation where around 200 staff transferred out at the end of March 2008 with the conclusion of the six-year Northamptonshire County Council contract.

Headcount growth depends in part on our ability to recruit quality staff in a challenging market. In recent years, we have transformed our approach to resourcing, recognising that the majority of applications are now made online and increasingly come from all parts of the world. We have installed a web-based recruitment platform and created a dedicated team of professional recruiters.

For the first time, more than 50% of applicants applied online either via our website (www.atkinsglobal.com/careers) or through job-boards. This proportion is expected to increase as our recruitment net widens to encompass previously inaccessible talent pools.

Our success in recruitment meant that vacancy levels remained broadly static throughout the year and we attracted over 120,000 applications, representing an increase of around 15% on the previous year. Of these, 50% were for positions in the UK and a further 43% for positions in the Middle East/India. We established a dedicated recruitment team in Bangalore, which is servicing the growing number of applications from the Indian market.

Applications for graduate training positions rose by almost 45% in the year to over 9,800. This reflected our increased profile in UK universities and the steady increase in the proportion of applicants from across the world.

Retention

Recruitment success has to be matched by our ability to retain talented professionals.

Our principal measure is staff turnover: the level of voluntary resignations. Overall staff turnover increased by 1.6% (from 13.8% to 15.4%) reflecting the high levels of competition for skilled staff. This was in line with our predictions.

A related but important measure is the stability of our workforce. This looks at the proportion of staff that have been with Atkins for 12 months or longer, and has remained steady at around 82%. A stability index of over 80% for the UK (our principal employment base) compares well with other leading professional services firms. Likewise, a stability index of over 50% for the Middle East is very good for a business which has grown headcount by over 40% in year. Our experience is that once individuals become embedded in the organisation they will stay for several years.

We have improved our ability to monitor feedback from those who leave the organisation via an online survey run on our behalf by an independent organisation.

Since the survey was introduced in May 2007, 73% of leavers have provided feedback. This tells us that the key factors affecting retention are clarity regarding career progression and personal growth. Whilst common to most professional services organisations, these are areas where we feel we can improve our performance.

On a more positive note, over 80% of leavers would recommend Atkins as an employer and would consider working for the organisation again.

Human Resources Review

Employee engagement

We know that retention is affected in particular by the degree to which employees are engaged in the business. We measure the degree of engagement via our annual Viewpoint survey covering all our people worldwide.

This year the level of participation, measured by response rate, increased significantly to 79% (up 6% on 2006/07).

We were delighted that our overall Employee Engagement Index increased to 73%. We now score above benchmark in all areas when compared to other companies who utilise this employee engagement survey. Our profile as a Group shows that we perform very well in terms of job clarity, client focus and direction, but less well in areas such as feedback and recognition. These results provide us with a clear picture that will enable us to focus on the areas where there is room for further improvement.

Our performance over the six years in which we have conducted the Viewpoint survey is summarised below.


66*
70
71
71
72
73
03
04
05
06
07
08

EEI Employee Engagement Index (%)
*UK only

Another helpful measure is our ranking in the Sunday Times Top 20 Best Big Companies award. This involves an anonymous survey of 1,500 Atkins staff in the UK, which allows us to compare our performance against other leading employers in our sector and more widely. While close analysis of our scores for each of the elements showed that we had improved our performance in six of the eight rankings, we were disappointed that our ranking had slipped one place to 13th.

Investment in people

The skills and capabilities of our people are critical to the quality of the work we undertake and to our ability to respond to new opportunities. A high priority is placed on learning and development. Investment in training for the year totalled £20.7m (2007: £15.9m) and was focused on four key areas:

- developing management capability and capacity
- professional development (in particular the development of our technical skills base)
- health and safety (a priority for our leadership role)
- graduate development.

During the year attendees on Group programmes (focused mainly on developing management capability and capacity) increased by 42%. A major programme to develop coaching skills for senior leaders was introduced as we seek to improve dialogue around performance and development.

We also introduced an exciting new programme – Development Dialogue – in partnership with Henley Management College to improve our ability to shape the career development of senior leaders in the business and align their individual development with their personal aspirations and our needs as a Group. This programme will enable us to make better use of the talents of our senior management population and will enable us to be more effective in meeting their career aspirations.

A comprehensive review of graduate development was undertaken. This is particularly important given the high number of graduates recruited annually, which is in excess of 350. This showed that we have several areas of exemplary practice, but also some others where our performance had fallen below the standards to which we aspire. A programme of improvements has now been implemented to ensure that graduate development is provided on a consistent, high-quality basis across the Group. This includes improved engagement with the key professional institutions to ensure that our programmes continue to provide a pathway to professional membership as well as providing a solid foundation of technical and business skills.

Externally, our performance as a graduate recruiter was recognised by an improvement in our standing in the Times Top 100 Graduate Employers (up from 57 to 43) and by our recognition as the top graduate recruiter in the construction sector in the Target National Graduate Awards. This is the third time in succession that Atkins has been ranked first.

Reward
We continue to monitor our remuneration practices to ensure that we reward people competitively in each of the markets and regions in which we operate. Wage inflation across the Group was approximately 7.5%. This is slightly up on the previous year, due in part to the Middle East where salaries grew by 15%. The UK was stable at 5.5%.

Over 550 people now participate in our executive bonus scheme which rewards senior staff across the Group for their performance against clear targets. This provides the opportunity to increase remuneration significantly for delivering superior business performance. A further 30% of employees benefited from discretionary bonus awards which recognise individual contribution and performance.

We have continued to improve communications to ensure that reward packages are well understood and appropriately valued. As part of this, Total Reward Statements for senior staff were made available online for the first time.

In the UK, agreement was reached with the Trustees of the Atkins Pension Plan for the closure of the main defined benefit section to future accrual for around 1,600 staff. This was accompanied by improvements to our defined contribution section benefiting those staff affected by these changes and the 6,000 existing participants. Improvements included the introduction of a guaranteed income protection plan for all UK staff providing a safety net in the event of long-term ill-health or disability. We are pleased to report that staff retention levels for those affected by the closure of the defined benefit section have been unaffected.

We have now commenced defined benefit closure consultations with a further 400 staff who joined Atkins via TUPE transfer from local and central government. They were excluded from the original consultation pending clarification of their contractual position.

Diversity
Atkins operates in several regions, recruits staff from most areas of the world and has a workforce whose characteristics are evolving with every year. It follows that our ability to operate in an increasingly diverse world is critical to our success as an employer and to our ability to meet our clients' changing needs.

The need to develop a more inclusive organisation is now widely recognised across the Group and is driving action at every level. We continue to work in partnership with national organisations, including the UK Resource Centre for Women in Science and Engineering, and collaborate with key clients including Transport for London and the Olympic Delivery Authority. We participated in several events to raise the profile of women in the workplace including a major study conducted by Cranfield University on diversity in the boardroom.

We sponsored the industry-wide Inspire Awards to promote women of achievement in professions associated with the built environment and were delighted with the success of our colleagues, with two of our three shortlisted nominees winning their categories. We were also included in The Times Top 50 Places Where Women Want to Work for the second year running.

During the year we provided sponsorship for the British Asian Hafta in Birmingham. This event drew together more than 700 people to celebrate British-Asian culture and to recognise people of achievement in the Asian community. We were very pleased that one of our senior highways engineers was nominated for an award for her innovative work in partnership with Birmingham City Council.

We continue to explore ways in which we can provide greater flexibility for our staff and to support those on maternity and carers leave. This year we made two notable changes for UK staff: increasing their ability to buy extra leave to 15 days per year making it possible to take up to eight weeks leave per year; and providing laptops with remote access to all those on maternity and adoption leave.

Atkins provides professional design and engineering consultancy services. We are the largest engineering consultancy in the UK and the fifth largest design firm in the world.

Our business
Our core business is helping our clients to plan, design and enable their capital programmes that resolve challenges in the built and natural environment. We are able to plan all aspects of our clients' projects, conducting feasibility studies and impact analyses covering technical, logistical, legal, environmental and financial considerations. We design systems, infrastructures, processes, buildings and civil structures. We enable our clients' complex programmes by optimising procurement methods and managing supply chains on their behalf to reduce timescales, cost and risk.

The Group's operations and customers are primarily UK-based with 78% of revenue being derived from UK operations (2007: 81%). In the year to 31 March 2008 our UK revenue grew by 8%. Our most significant businesses outside the UK are in the Middle East, China and the United States and revenue from our non-UK operations grew by 27% in the year, driven by strong growth in the Middle East.

We report our activities in six business segments as this reflects how we manage the business via different markets and geographies where appropriate. An overview is shown on pages 4 and 5. Details of activities and results by business segment are shown opposite.

Review of the year
Key performance indicators
The Group uses a range of performance measures to monitor and manage the business. Those that are particularly important in monitoring our progress in generating shareholder value are considered key performance indicators (KPIs). Our KPIs measure past performance and also provide information to allow us to manage the business into the future. Revenue, operating profit and margin, earnings per share (EPS) and operating cash flow indicate the volume of work we have done, its profitability and the efficiency with which we have turned operating profits into cash; work in hand measures our secured workload as a percentage of the budgeted revenue for the next year; staff numbers and staff turnover are measures of capacity and show us how effective we have been in recruiting and retaining our key resource. KPIs for 2008 are shown in the table opposite, along with prior year comparatives.

In the year ended 31 March 2008 the Group's revenue from continuing operations grew by 11% to £1,313.6m. Operating profit from continuing operations increased by 28% to £86.7m while the Group's underlying operating margins grew to 6.6%.

Operating cash flow in the year was £80.9m, representing 93% of operating profit, and net funds at 31 March 2008 were £168.4m. Normalised diluted EPS grew by 10.2p per share to 66.7p, an increase of 18%.

At 31 March 2008 we had secured 55% of budgeted revenue for 2008/09, compared with 58% last year. Work secured since the year end has been ahead of expectations.

Staff numbers in continuing operations increased by 1,400 (9%) with the majority of this growth outside the UK.

Segmental analysis of revenue, operating profit, work in hand and staff numbers follows, while staff turnover is discussed further in the Human Resources Review section on pages 14 to 17.

Key performance indicators Continuing operations	Note	2008	2007	% change in year
Financial metrics				
Revenue	(a)	**£1,313.6m**	£1,179.8m	+11%
Operating profit		**£86.7m**	£67.7m	+28%
Operating margin		**6.6%**	5.7%	+0.9pp
Operating cash flow		**£80.9m**	£93.9m	-14%
Normalised diluted EPS	(b)	**66.7p**	56.5p	+18%
Work in hand	(c)	**55%**	58%	-3.0pp
People				
Staff numbers at 31 March	(d)	**17,278**	15,868	+9%
Average staff numbers for the year	(d)	**16,981**	14,935	+14%
Staff turnover	(e)	**15.4%**	13.8%	+1.6pp

Notes

Prior year figures are before exceptional costs and have been restated to exclude discontinued operations.

(a) Revenue excludes the Group's share of revenue from Joint Ventures.

(b) Normalised diluted EPS is based on normalised profit after tax and allows for the dilutive effect of share options.

(c) Work in hand is the value of contracted and committed work as at 31 March that is scheduled for the following year, expressed as a percentage of budgeted revenue for the year.

(d) Staff numbers are shown on a full-time equivalent basis, including agency staff.

(e) Staff turnover is the number of staff resignations in the year, expressed as a percentage of average staff numbers.

+28%

Operating profit



Revenue by client type

- ■ Public Sector: Local Government
- ■ Public Sector: Natonal Government
- □ Regulated
- □ Private Sector



Revenue by segment

- ■ Design and Engineering Solutions
- ■ Highways and Transportation
- ■ Rail
- □ Middle East, China and Europe
- □ Management and Project Services
- Asset Management



Revenue by size of job

- ■ Contracts > £1m
- ■ Contracts between £0.1m and £1m
- □ Contracts < £0.1m

Design and Engineering Solutions

Key performance indicators	2008	2007	% change in year
Financial metrics			
Revenue	**£373.6m**	£320.8m	+16%
Operating profit	**£30.2m**	£27.0m	+12%
Operating margin	**8.1%**	8.4%	-0.3pp
Share of post-tax JV losses	**–**	–	–
Work in hand	**39%**	40%	-1.0pp
People			
Staff numbers at 31 March	**5,024**	4,405	+14%
Average staff numbers	**4,722**	3,980	+19%

Note
2007 has been restated to exclude the results of European businesses previously included within Design and Engineering Solutions that are now included within the Middle East, China and Europe segment. 2007 operating profit is before exceptional costs of £1.1m in relation to the Metronet supply chain contracts.

+12%

Operating profit



Revenue by client type

- Public Sector: Local Government
- Public Sector: National Government
- Regulated
- Private Sector



Revenue by market

- Architecture and Design
- Water
- Nuclear
- Defence
- Oil & Gas
- Aerospace
- Environment
- Other



Revenue by size of job

- Contracts > £1m
- Contracts between £0.1m and £1m
- Contracts < £0.1m

Design and Engineering Solutions had a good year with growth in revenue of £52.8m (16%). Operating profit increased by £3.2m (12%) with a slight reduction in margin attributable to re-organisation (£1.5m) and costs associated with the integration of the Advantage and Nedtech acquisitions (£1.0m). We have successfully added over 600 staff during the year, with a significant proportion of this growth occurring in our office in Bangalore, India where we now have 325 people.

Our 1,600-strong multidisciplinary design business works on a strong portfolio of public and private sector projects in the UK as well as internationally. Performance in the year has been mixed with successes on projects such as the London Olympic Park, which has employed around 300 staff, being partially offset by a disappointing year in our UK regional businesses. During the year we have refocused the latter to create a national business which subsequently won appointment to all three regional framework contracts to provide design services for the Learning and Skills Council. Our current international projects include the Centaurus hotel in Islamabad which will be Pakistan's tallest building.

Our aerospace business continues to grow as it benefits from strong relationships with clients such as Airbus and Rolls-Royce. The acquisition in December 2007 of the Dutch consultancy Nedtech Engineering BV has increased the range of services we can provide to our aerospace clients, principally Airbus, where we now satisfy their requirement of being a trans-national supplier. This acquisition added around 50 people with expertise in the areas of airframe and aero engine design and our aerospace business now has over 300 staff. We have recently been awarded contracts to provide certification analysis for the Airbus A400M military transporter and A330F long-range freighter aircraft.

There is steady demand for the services of our defence business which provides technical and commercial consulting services to the UK Ministry of Defence (MoD) and to defence industry clients such as AWE, BAE Systems, Rolls-Royce, General Dynamics and Thales. The integration of Advantage, acquired in March 2007, has been successful and has added to our capability in this sector. We continue to provide significant and successful independent assessment and challenge to the multi-billion pound Future Rapid Effect System (FRES) programme.

We have seen a growing demand for our nuclear and power capabilities as a result of increased confidence in the nuclear power generation sector which was boosted by the publication of the UK Government's nuclear power white paper in January 2008. Staff numbers have increased by over 20% to 500 in this business, which is performing ahead of expectations and, after the year-end, we were selected by British Energy to continue as part of their Technical Support Alliance to provide engineering and technical support to their fleet of nuclear power stations in the UK until 2012, with options to extend beyond this date. Our nuclear training academy has proved successful with more than 200 attendees on a range of courses to date.

Our oil and gas business has continued to grow with high levels of activity in a buoyant sector assisted by record oil prices. It now employs approximately 300 people. Increasing internationalisation of our business has seen recent contract awards such as a dynamic simulation study for Shell in Malaysia and structural integrity management work for both BP Egypt and BP Trinidad. The business has also increased its workload in the important liquefied natural gas industry with a number of significant projects awarded.

Our water and environment business continues to make very good progress and now employs almost 1,800 staff. Performance in the year was good and was boosted by a full year's revenue from the Southern Water contract, which commenced at the beginning of the financial year. Ongoing programmes of water resources and flood defence work have continued under framework contracts with water companies and the Environment Agency. Wins during the year included a three-year appointment with Northumbrian Water to provide multi-discipline design and water modelling services and our appointment as a preferred supplier for the provision of scoping and feasibility services to Severn Trent Water for their AMP5 programme.

Public and Government concern with global warming, the scarcity of natural resources and increased environmental legislation has led to strong demand for our services. Carbon emissions, climate change and ecological footprint are critical issues and we have won work in these areas for Southern Water and the Environment Agency amongst others. There is strong demand for our planning, and contaminated land capabilities which are being deployed on the ongoing ground remediation and environmental works at the Olympic Park in east London, and for our geotechnical and tunnelling expertise.

Outlook

The outlook for Design and Engineering Solutions is good with current prospects stretching into the medium term. Around 80% of our workload comes from publicly funded and regulated sectors where we have a diverse range of key clients. Consequently we are well positioned for the year ahead with our broad base of complementary technical skills remaining in considerable demand. This is most notably the case in the water sector, where a number of AMP5 bids are progressing, and in nuclear and oil and gas where focus is increasingly directed toward the next generation of supply as well as maximising the efficiency and longevity of existing capacity. Increasing environmental awareness is also strengthening demand for our services, highlighting the need for leadership in Carbon Critical Design.

Highways and Transportation

Key performance indicators	2008	2007	% change in year
Financial metrics			
Revenue	**£274.6m**	£250.5m	+10%
Operating profit	**£16.8m**	£13.2m	+27%
Operating margin	**6.1%**	5.3%	+0.8pp
Share of post-tax JV profits	**£0.7m**	£0.6m	+17%
Work in hand	**78%**	77%	+1.0pp
People			
Staff numbers at 31 March	**2,813**	3,095	-9%
Average staff numbers	**3,054**	3,067	-0%

+27%

Operating profit



Revenue by client type

- Public Sector: Local Government
- Public Sector: National Government
- Private Sector



Revenue by market

- Highway Services
- Design
- Intelligent Transport Systems
- Planning



Revenue by size of job

- Contracts > £1m
- Contracts between £0.1m and £1m
- Contracts < £0.1m

Our Highways and Transportation segment had a good year. Operating profit increased by £3.6m (27%) as margins grew to 6.1% (2007: 5.3%) due to the strong demand for our higher margin design activities. Staff numbers reduced by 9% primarily through the transfer of those previously engaged on the Highways Agency Area 10 and Northamptonshire County Council contracts, which both ended during the year, to new service providers.

Our highway services business, which represents around two-thirds of this segment's revenue, is engaged in operating, maintaining and improving highways and motorways on behalf of the Highways Agency and local authorities. The business performed well, benefiting from the first full-year's revenue from the Cambridgeshire County Council contract won last year. This year also included the final year of the Northamptonshire contract which ended on 28 March 2008. During the year we were awarded the Area 6 MAC contract by the Highways Agency. This five-year contract, with an option to extend to a total of seven years, commenced on 1 June 2008. We are currently bidding for a number of further commissions including MAC contracts for the Highways Agency Areas 4 and 9.

Our transport design business, which delivers all aspects of design of highway infrastructure and transport technology, performed well. During the year we completed the design of the widening of junctions 6A to 10 of the M1 and were awarded a number of projects for the Highways Agency including the detailed design for widening two lengths of the M27 and extensions to a number of other commissions. This year we also succeeded in securing major design commissions for the A14 in Cambridgeshire and the M74 in Scotland. Our intelligent transport systems group continues to grow as the market for technological solutions including ramp metering and traffic management information develops. In February 2008 we commenced a three-year contract to provide driver information, network management and operational services to Transport Scotland in their interim traffic control centre and we continue to work extensively with Traffic Wales.

Our transport planning business, which provides a full range of strategic, policy, management, forecasting, business case and investment appraisals for infrastructure investment consultancy services, was augmented during the year by the acquisition and successful integration of the Intelligent Space Partnership. The business had a good year and our workload in road pricing through the Transport Innovation Fund, technical advice and research for central Government on strategic planning and policy, rail planning, and the delivery of local transport plans remained strong throughout the year. We provide high-level transport governance advice for the major metropolitan areas of the UK, and, on behalf of the Department for Transport, we developed the guidelines and assessment methodology for highway flood relief funding following the summer floods in 2007.

In May 2008 the Connect Plus consortium, in which we are a member, was announced as the Highways Agency's provisional preferred bidder for the 30-year M25 motorway widening Design Build Finance and Operate (DBFO) contract.

Final confirmation of the contract would give Atkins responsibility for designing the works to increase the capacity of the M25. This design work should commence before financial close, which is expected to be late 2008 or early 2009, to enable the contract to start on site as soon as possible. As well as being a 10% shareholder in the Connect Plus joint venture company, our involvement will include a 32.5% share in the operation and maintenance joint venture responsible for the management of the entire M25 and a network of feeder roads including the tolling operations at the Dartford Crossing.

Outlook

The recent UK Government Comprehensive Spending Review indicated that transport expenditure would increase by 2.5% per annum up to 2019 with much of that increase in the early years. On that basis we would expect modest growth in the overall market but in the areas in which we operate, growth should be higher as the Government looks to deliver capacity and efficiency savings. We expect projects of national importance, such as the M25, M74, A1 and A14 to continue but other projects may slip, particularly where innovative technology solutions in which we have a deep and broad expertise (such as motorway access management) could be deployed.

Our recent success gives us confidence that the outlook for the Highways and Transportation segment is strong, underpinned by our order book at 31 March increasing to 78% of budgeted revenue for 2008/09 (2007: 77%).

Rail

Key performance indicators	2008	2007	% change in year
Financial metrics			
Revenue	**£208.2m**	£215.1m	-3%
Operating profit	**£11.9m**	£5.2m	+129%
Operating margin	**5.7%**	2.4%	+3.3pp
Work in hand	**65%**	69%	-4.0pp
People			
Staff numbers at 31 March	**1,669**	1,669	–
Average staff numbers	**1,703**	1,648	+3%

Note
2007 has been restated to exclude the results of European businesses previously included within Rail that are now included within the Middle East, China and Europe segment. 2007 operating profit is before exceptional costs of £2.6m in relation to the Metronet supply chain contracts.

+129%

Operating profit



Revenue by client

- Network Rail
- Metronet
- Others



Revenue by activity

- Signalling
- Design
- Communications
- Consultancy and other



Revenue by size of job

- Contracts > £1m
- Contracts between £0.1m and £1m
- Contracts < £0.1m

The Rail segment performed well this year and delivered an operating profit of £11.9m, an anticipated and substantial improvement on the prior year driven by increased activity in our higher margin design business and the impact of the change in the contractual arrangements on our work for London Underground. As expected, revenue reduced slightly, partly due to the changes at Metronet and also due to a reduction in volumes of pass-through expenses on our re-signalling contracts.

We continue to derive around half of our revenue from large re-signalling contracts for Network Rail. During the year approximately 60% of that work consisted of significant projects at Basingstoke and the Rugby/Nuneaton section of the West Coast Main Line upgrade. Our delivery performance has been good which has helped us secure work with Network Rail on a number of additional projects. The re-signalling requirement for Network Rail remains significant with spending anticipated to remain at approximately the same level over the next few years. Our strong reputation for delivery and our relationship with Network Rail makes us well placed to win a significant share of this market.

The other part of our business focuses on design and consultancy services. Performance in the year has been good as we have benefited from an improving market as Network Rail and other Passenger Transport Executives bring more enhancement projects to market. Significant projects during the year include the Glasgow Airport Rail Link, where we are providing design and technical consultancy for the new railway line running from Glasgow Central station to the international airport, and Farringdon Station where we have been appointed by Network Rail Thameslink to provide detailed design for the upgrade of this major interchange between Thameslink, London Underground and Crossrail.

During the year we have secured work on a number of major strategic programmes including Thameslink, Crossrail, the InterCity Express programme, Network Rail enhancement frameworks and major stations including Birmingham New Street. Additionally we had success in the sustainability-driven renaissance of electrification, in particular the Glasgow to Edinburgh line where we have been appointed by Network Rail acting on behalf of Transport Scotland. Our work involves feasibility studies and outline plans for the electrification of approximately 100 miles of main and branch lines in the Glasgow to Edinburgh corridor ahead of works required for the Commonwealth Games in 2014.

As anticipated, there has been a decline in revenue from our work on the London Underground, through Metronet and Trans4m, which reduced by around one-third. On 18 July 2007 the Metronet infrastructure companies entered PPP Administration and on 30 August 2007 the contracts with Trans4m were terminated. Since then we have continued to provide station and civils design, civils inspection and assessment capability to Metronet under a series of short-term contracts. Following the transfer on 27 May 2008 of certain of the trade and assets of the Metronet infrastructure companies to new entities established by Transport for London, we have entered into longer-term contracts with the successor companies for the provision of consultancy, design and engineering support.

Our investment in Metronet and Trans4m is discussed on page 33 under Discontinued Operations.

Outlook
In the short term the outlook for our Rail segment remains good with 65% of 2008/09 budget revenue secured by 31 March 2008. The UK rail market continues to demonstrate steady growth, with increasing demand for innovative solutions to meet the need for a capacity-enhanced, reliable railway.

Over the longer term a significant increase in spending on enhancements, and continued spending on major signalling works is expected. We are well placed to meet those demands with the breadth and depth of our multidisciplinary expertise.

Middle East, China and Europe

Key performance indicators	2008	2007	% change in year
Financial metrics			
Revenue	**£191.6m**	£148.9m	+29%
Operating profit	**£11.4m**	£7.5m	+52%
Operating margin	**5.9%**	5.0%	+0.9pp
Work in hand	**50%**	61%	-11.0pp
People			
Staff numbers at 31 March	**4,076**	3,223	+26%
Average staff numbers	**3,660**	2,887	+27%

Note
2007 has been restated to include the results of European businesses, previously included within Design and Engineering Solutions and Rail, that are now included within the Middle East, China and Europe segment.

+52%

Operating profit



Revenue by geography

- Dubai
- UAE – other
- Bahrain
- Qatar
- Middle East – other
- Europe
- China



Revenue by activity

- Building Design
- Transport
- Project Management
- Planning
- Other



Revenue by size of job

- Contracts > £1m
- Contracts between £0.1m and £1m
- Contracts < £0.1m

This year we have reorganised the management of our European businesses and now report their results within this segment. Our businesses in Denmark, Ireland, Poland, Portugal and Sweden were previously included within the Rail and Design and Engineering Solutions segments.

Middle East

	2008	2007	% change in year
Financial metrics			
Revenue	**£112.2m**	£79.3m	+41%
Operating profit	**£9.5m**	£7.0m	+36%
Operating margin	**8.5%**	8.8%	-0.3pp
Work in hand	**51%**	76%	-25.0pp
People			
Staff numbers at 31 March	**2,470**	1,721	+44%
Average staff numbers	**2,119**	1,417	+50%

China

	2008	2007	% change in year
Financial metrics			
Revenue	**£29.8m**	£28.9m	+3%
Operating profit	**£0.3m**	£0.2m	+50%
Operating margin	**1.0%**	0.7%	+0.3pp
Work in hand	**47%**	28%	+19pp
People			
Staff numbers at 31 March	**861**	881	-2%
Average staff numbers	**859**	836	+3%

Europe

	2008	2007	% change in year
Financial metrics			
Revenue	**£49.6m**	£40.7m	+22%
Operating profit	**£1.6m**	£0.3m	+433%
Operating margin	**3.2%**	0.7%	+2.5pp
Work in hand	**47%**	53%	-6.0pp
People			
Staff numbers at 31 March	**745**	621	+20%
Average staff numbers	**682**	634	+8%

Middle East
Our Middle East business continues to grow very rapidly with both revenue and staff numbers up by more than 40% on the prior year. The market as a whole remains buoyant driven by the high oil price with particularly strong performances in Abu Dhabi, Bahrain and Dubai. There has been a significant volume of work on the Dubai Metro project, secured last year, and our work on the Red Line is nearing completion. Work on the Green Line is over 75% complete and during the year we have secured a further project designing the links between the metro and other modes of transport. Our civil engineering rail business in the Middle East is now actively pursuing other opportunities in this growing market.

In the year we were awarded a number of building design contracts including: the 60-plus-storey Sheth residential tower at Maritime City (Dubai); the 77-storey Tasameem mixed-use tower on Sheikh Zayed Road (Dubai); Etihad Village, a ten tower residential complex on Al Raha Beach in Abu Dhabi; and Mahboula Tower, a hotel and 300 unit residential development in Kuwait.

Our regional portfolio of infrastructure and masterplanning projects was further strengthened with appointments for the Al Sowa Island roads and bridges contract (Abu Dhabi), the Seeb Corporate Park development (Oman), and in Bahrain, the Downtown Al Areen township and Bahrain Marina mixed-use developments.

We continue to invest in the clear trend towards lower carbon design. We are progressing with the detailed design of a 60-storey tower in the Dubai financial centre planned to achieve 65% energy savings and in April 2008 the three 29m-diameter turbines on the award-winning Bahrain World Trade Center, in Manama, began turning.

There is strong demand for our services and the year has been characterised by the addition of several large projects to our portfolio including those mentioned above. After the year-end we have secured in excess of £50m-worth of projects, including the design and supervision of a 125-storey tower block in Dubai.

Staff numbers in the region have exceeded 2,500 since the year-end, and we have established a design office in the Philippines to serve the Dubai market.

China
We continue to make progress in China and the region as a whole performed in line with expectations recording a modest improvement over the prior year.

Demand for the services of our Hong Kong infrastructure business contributed to better than expected performance from that business. The Hong Kong railway market is set for a resurgence following the merger of the two major railway corporations in December 2007 and we were subsequently appointed to undertake detailed design work on the West Island Line.

The rapid pace of urbanisation in mainland China presents opportunities and our urban planning practice continues to penetrate into second and third tier cities. Our architecture business won its fifth airport terminal design competition and we have seen a surge in five-star hotel activity led by our Songjiang Quarry hotel project.

We employ just over 400 staff in mainland China which is broadly in line with last year. This is a sound base which positions us for growth as the market matures.

Europe

As a whole, the Europe portfolio performed in line with expectations, delivering a significant improvement over the prior year with all five businesses ending the year trading profitably.

Our key focus during the year has been to strengthen the local management teams and much progress has been made. The two largest businesses, Denmark with 280 staff and Ireland with 180 staff, have performed well. In Denmark our work on the Copenhagen Metro City Circle Line, where we are working on the transportation systems package, is progressing well. Our Swedish business, which employs some 110 staff, was able to record a modest profit in the last quarter having made management changes following a very disappointing start to the year.

Outlook

The outlook for this segment remains very good, especially in the Middle East. Our work in hand at year-end is very good at 50% (2007: 61%) of budgeted revenue for 2008/09. The reduction was anticipated and principally relates to the Dubai Metro project which represented a substantial portion of last year's secured workload.

The investment boom in the Middle East region is set to continue with the rate of growth tempered only by the availability of appropriate resource. The scale of the projects that we are working on continues to grow significantly and we are increasing our service offering to meet client demands. It is also likely that the drive to lower the carbon footprint of buildings will be pushed further by clients in the Middle East.

The outlook for China and Europe is improving as our investments in the local management teams position these businesses to take advantage of the emerging opportunities.

Management and Project Services

Key performance indicators	2008	2007	% change in year
Financial metrics			
Revenue	**£213.2m**	£193.6m	+10%
Operating profit	**£13.6m**	£12.8m	+6%
Operating margin	**6.4%**	6.6%	-0.2pp
Work in hand	**48%**	42%	+6.0pp
People			
Staff numbers at 31 March	**2,461**	2,260	+9%
Average staff numbers	**2,394**	2,203	+9%

Note
2007 operating profit is before exceptional costs of £0.3m in relation to the Metronet supply chain contracts.

+6%

Operating profit



Revenue by client type

- Public Sector: Local Government
- Public Sector: National Government
- Regulated
- Private Sector



Revenue by market

- Energy
- Defence
- Education
- Commercial Property
- Finance
- Transport
- Pharmaceutical
- Utilities
- Other



Revenue by size of job

- Contracts > £1m
- Contracts between £0.1m and £1m
- Contracts < £0.1m

The performance of the Management and Project Services segment this year was mixed. The Faithful+Gould business, which represents approximately 70% of the segment, had a good year but the Management Consultants business continued to perform below our expectations.

Faithful+Gould, with principal operations in the UK, USA and Asia, provides project management and cost consultancy services across a broad range of market sectors. All three regions delivered strong performances with both revenue and operating profit ahead of expectations. The UK business accounts for over 60% of revenue and the North America and Asia Pacific businesses grew by 11% and 43% respectively. During the year many of our markets were strong, including petrochemical driven by high oil prices; public and regulated sectors where there is continuing investment; and financial services where we have a growing reputation. We have a limited exposure to the commercial property sector and, overall, there has been no material slowdown in work.

There remains a strong market for our Management Consultants' services and we continue to provide programme management services to support the ongoing change programme at GCHQ, where we are approaching the mid-point of our five-year contract. Performance in the business was impacted by a loss of focus following a reorganisation undertaken at the same time as the integration of Mantix which was acquired in June 2006. Management changes were made during the year and profits were further depressed by one-off costs incurred reducing overhead and simplifying the management structure.

Outlook
Outlook for the segment as a whole is good with work in hand at 31 March 2008 representing 48% of budgeted revenue for 2008/09.

Faithful+Gould is a diverse business which covers a wide range of markets. While the UK is relatively mature, in the USA there are further opportunities to deepen our services, especially for the large programmes commissioned by the Government, and in the petrochemical and education sectors.

Our Management Consultants business currently has a small share of a large addressable market and there is potential for a recovery from its current position underpinned by existing framework contracts with established clients.

Asset Management

Key performance indicators	2008	2007	% change in year
Financial metrics			
Revenue	**£52.4m**	£50.9m	+3%
Operating profit	**£2.8m**	£2.0m	+40%
Operating margin	**5.3%**	3.9%	+1.4pp
Share of post-tax JV profits	**£0.2m**	£2.2m	-91%
Work in hand	**99%**	99%	–
People			
Staff numbers at 31 March	**669**	680	-2%
Average staff numbers	**674**	669	+1%

Note
2007 has been restated to include the continuing elements of the former Equity Investments segment.

+40%
Operating profit



Revenue by client type

- Public Sector: Local Government
- Public Sector: National Government
- Private Sector



Revenue by business

- Defence
- Managing Agent
- Managing Contractor



Revenue by size of job

- Contracts > £1m
- Contracts between £0.1m and £1m
- Contracts < £0.1m

Asset Management had a good year with results broadly in line with our expectations.

There is strong demand for our managing agent service offering support to both private and public sector clients with large property portfolios. Our contract with Barclays Bank has been extended to 2012 and in March 2008 we were awarded a contract that will enable the Home Office to improve the management and sustainability of its property estate.

Outlook
Our Asset Management business remains a small but profitable part of the Group. Work in hand at 31 March 2008 represented 99% of budgeted revenue for 2008/09.

Discontinued operations

Lambert Smith Hampton
The disposal of Lambert Smith Hampton (LSH) to the management team was completed on 20 July 2007. Cash received during the year was £45.5m with a further £6.5m deferred in the form of loan notes.

The disposal resulted in a gain of £20m. In the period to disposal, LSH recorded revenue of £16.0m and a profit after tax of £0.2m.

Metronet Enterprise
The Metronet infrastructure companies entered PPP Administration on 18 July 2007 and Trans4m's contracts were terminated on 30 August 2007.

An exceptional accounting gain of £17.2m has arisen on the accelerated release of deferred income following Metronet entering administration. This relates to the unamortised balance of amounts received by the Group in April 2003 in respect of bid cost recoveries and project development fees. The amount received was previously being released to the income statement over the 30-year life of the contract in accordance with the Group's policy in relation to bid recovery fees on PPP/PFI investments. Profit after tax relating to discontinued Metronet activities was £11.2m.

On 27 May 2008, certain trade and assets of the Metronet infrastructure companies were transferred by the PPP Administrator to two new entities established by Transport for London. We retain our 25% shareholding in Trans4m Limited and our 20% shareholding in the residual groups headed by Metronet Rail BCV Holdings Limited and Metronet Rail SSL Holdings Limited, although these entities are not currently trading.

Financial performance

Net finance income
Net finance income for the year was £4.3m (2007: £3.6m) with the increase partly attributable to a £1.3m decrease in the net finance cost on retirement benefit liabilities.

Taxation
The Group's income tax expense for the year, on continuing operations, was £23.3m (2007: £15.2m). As expected, the normalised effective tax rate increased to 25.7% from 22.0% in the prior year which benefited from three years' research and development tax credits. The Group's effective tax rate is expected to remain below the UK statutory rate due to the continuing benefit of research and development tax credits and the increasing proportion of profits earned in jurisdictions with lower tax rates than the UK.

Earnings per share (EPS)
EPS was 98.9p (2007: loss per share 56.8p). Normalised diluted EPS, which is considered to be a more representative measure of underlying trading and relates to continuing operations, was 66.7p (2007: 56.5p), an increase of 18%. Further details are given in note 12 to the Financial Statements.

Pensions
Funding
The latest actuarial valuation of the defined benefit Atkins Pension Plan (the Plan) carried out as at 1 April 2007 indicated that the Plan had an actuarial deficit of approximately £215m. Accelerated contributions of £37.5m were made during the year with a further £12.5m on 1 April 2008. A commitment to contribute a further £32m per year for the next six years has been agreed with the Trustees.

Charges
The Group accounts for pension costs under IAS 19, *Employee benefits*. As expected, following the transfer of 1,622 members from the defined benefit section to the defined contribution section on 1 October 2007, the total charge to the income statement in respect of defined benefit schemes reduced to £17.8m (2007: £24.9m), comprising total service cost of £16.7m (2007: £22.5m) and net finance cost of £1.1m (2007: £2.4m). The charge relating to defined contribution schemes increased to £23.3m (2007: £16.0m).

IAS 19 valuation and accounting treatment
The Group assesses pension scheme funding with reference to actuarial valuations but for reporting purposes uses IAS 19. Under IAS 19, the Group recognised a post-tax retirement benefit liability of £153.9m at 31 March 2008 (2007: £175.1m). The actuarial gain recognised through equity amounted to £6.4m (2007: £31.3m). However, after taking into account the impact of the change in UK tax rates, there was a post-tax actuarial loss of £1.0m (2007: gain of £21.7m).

The assumptions used in the IAS 19 valuation are detailed in note 29 to the Financial Statements.

Cash
Net funds at 31 March 2008 were £168.4m (2007: £199.1m) made up as follows:

	2008 £m	2007 £m
Cash and cash equivalents	**154.5**	187.7
Loan notes receivable	**5.6**	–
Financial assets at fair value through profit or loss	**29.7**	49.6
Borrowings due within one year	**(4.2)**	(0.4)
Borrowings due after one year	**(3.2)**	(23.1)
Finance leases	**(14.0)**	(14.7)
Net funds	**168.4**	199.1

Cash generated from continuing operations was £80.9m (2007: £93.9m). Working capital increased by £4.6m during the year (2007: £7.4m decrease), despite the 11% growth in revenue due in part to the continued growth in the Middle East, which features advance cash receipts on major projects. The reduction in cash generated from operations compared to last year was largely due to increases in funding the defined benefit pension scheme deficit.

Net tax paid amounted to £14.7m (2007: net refund of £4.9m). Payments for consortium relief were made to Metronet during the year, reversing a cash timing difference that had benefited the Group in 2007. The 2007 figure also included back-dated settlement of research and development tax credits.

£168.4m
Net funds

Net capital expenditure in the year, including the purchase of computer software licences, amounted to £25.7m (2007: £24.2m). We expect this spend to increase by approximately £10m in the coming year due to the planned cyclical refresh of IT hardware.

Cash payments relating to acquisitions in the year amounted to £5.7m (2007: £26.2m) net of cash acquired of £0.7m (2007: £3.4m). As mentioned within the segmental performance section above, the Group acquired two businesses during the year: Intelligent Space Partnership Limited and Nedtech Engineering BV. Further details of these are given in note 15 to the Financial Statements on page 90.

Within financing activities, £17.6m of foreign currency denominated loans were repaid following a review of the Group's hedging of its net investment in foreign subsidiaries. An additional £34.0m outflow was associated with the share buyback programme which commenced during the year.

Cash flows on discontinued operations amounted to £17.3m outflow (2007: £10.9m). The largest item was £48.0m investments in the Metronet and Trans4m joint ventures, which had been provided for at 31 March 2007, offset in part by £30.9m net cash proceeds received on the disposal of LSH.

Events after the balance sheet date

On 1 April 2008 the disposal of the Group's interest in the Modern Housing Solutions joint venture was completed for a cash receipt of £3.9m and profit on disposal of £2.5m.

Capital structure

The Company had 104.5m fully paid ordinary shares in issue at 31 March 2008 (2007: 104.5m), full details of which are shown in note 31 to the Financial Statements on page 104. The Company commenced a share buyback programme in November 2007 and by 31 March 2008, had bought 3.2m of its own shares in the market for a total consideration, including commission and stamp duty, of £34.9m. These shares are held within treasury.

As at 31 March 2008, the Group had a shareholders' deficit of £23.4m (2007: £76.1m).

Treasury policies and objectives

The Group's treasury function manages and monitors external funding and investment requirements and financial risks in support of the Group's corporate objectives. The Board reviews and agrees policies and authority levels for treasury activities.

The Group's financial instruments, other than derivatives, comprise borrowings, cash and liquid resources and various items, such as trade receivables and trade payables, which arise directly from its operations. The main purpose of these financial instruments is to finance the Group's operations. The Group also enters into derivative transactions, principally forward foreign currency contracts in order to manage foreign exchange risk on material commercial transactions undertaken in currencies other than the local functional currency. The Group does not trade in financial instruments.

The main risks arising from the Group's financial instruments are market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk, along with the risks arising from the financing of the Group's activities in the Public Private Partnership and Private Finance Initiative sectors. The Group's exposures to and management of each of these risks, together with sensitivities and risk concentrations, are described in detail in note 2 to the Financial Statements on pages 75 to 77.

The Group funds its ongoing activities through cash generated from its operations and, where necessary, bank borrowings and finance leases. The Group's banking facilities are described in note 25 to the Financial Statements on page 96; utilisation of the facility mainly relates to letters of credit issued in respect of individual projects undertaken by the Group's operating businesses. As at 31 March 2008 the Group had £58.8m undrawn committed borrowing facility available (2007: £31.0m).

There have been no significant changes to the Group's treasury policies during the year, other than the repayment of foreign currency loans that had previously hedged the Group's net investment in foreign operations.

Public Private Partnership (PPP) and Private Finance Initiative (PFI)
The Group's PPP and PFI projects involve the arrangement of finance as part of the overall project service. Individual projects are undertaken by Special Purpose Companies (SPCs) in Joint Ventures with other parties. These SPCs contract with end users for the provision of serviced facilities and also arrange funding, construction, facilities management services and, where required, operational support for projects. Except for equity commitments, the funding of the SPCs is arranged without recourse to the rest of the Group.

The Group's share of the gross assets and liabilities of the SPCs is reflected separately in the Group Financial Statements in accordance with the provisions of IAS 31, *Interests in joint ventures.*

Critical accounting policies
The Group's principal accounting policies are described in note 1 to the Financial Statements on page 68. The Financial Statements for the year ended 31 March 2008 have been prepared under IFRS as adopted by the EU. Within the five-year record on pages 114 to 116, however, the Consolidated Income Statement and cash flow statement for the year ended 31 March 2004 are under UK GAAP and presented alongside current figures in IFRS format.

The preparation of Financial Statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Material estimates applied across the Group's businesses and Joint Ventures are reviewed to a common standard and adjusted where appropriate to ensure that consistent treatment of similar and related issues that require judgement is achieved upon consolidation. Any revisions to estimates are recognised prospectively.

The accounting policies and areas that require the most significant estimates and judgements to be used in the preparation of the Financial Statements are in relation to contract accounting and defined benefit pension schemes.

Contract accounting
Profit is recognised on contracts on a percentage completion basis, provided the outcome of the project can be reasonably foreseen. Full provision is made for estimated losses. Where contracts span more than two accounting periods profit is not generally recognised until the project is 50% complete.

The projected outcome of any given contract is necessarily based on estimates of revenues and costs to completion. Whilst the assumptions made are based on professional judgements, subsequent events may mean that estimates calculated prove inaccurate, with a consequent effect on the reporting of results.

Defined benefit pension schemes
Accounting for pensions involves judgement about uncertain events in the future such as inflation, salary levels at retirement, longevity rates, rates of return on plan assets and discount rates. Assumptions in respect of pensions and post-retirement benefits are set after consultation with independent qualified actuaries. Management believes the assumptions are appropriate. However, a change in the assumptions used would impact the Group's results and net assets. Any differences between the assumptions and the actual outcome will affect results in future years.

Principal risks and uncertainties

Principal risks and uncertainties

In order to achieve our business objectives the Group must respond effectively to the associated risks. The Group has established risk management procedures, involving the identification and monitoring of strategic and operational risks at various levels of management. The Board regularly reviews material risks identified and risk management is embedded in our annual budgeting and strategic planning processes. It is, however, not possible to mitigate fully all risks that the Group enters into. In addition to market risk, credit risk and liquidity risk, which are covered under Treasury Policies and Objectives above, the principal key risks for the Group have been assessed as follows:

Recruitment and retention of sufficient high-calibre staff

The Group's staff are its key resource and the recruitment and retention of top quality people are crucial to our future success. Failure to do so would constrain the growth of the business and prevent the Group from achieving its potential. The skills needed are in short supply especially within the UK and the Group has to compete with a large number of other organisations to secure the best staff. The Group expends a great deal of management effort and resource in this area, a summary of the approach being shown in the Human Resources Review on pages 14 to 17.

Project management

Managing clients' and our own projects is core to our business. Inadequate project management skills could lead to financial loss and reputational damage. The Group mitigates these risks by encouraging adherence to internal processes augmented by ongoing training and selective recruitment.

Economic environment

A decrease in GDP as a result of a world economic slowdown could have an adverse impact on workload for both private and public sector clients. The Group monitors economic indicators and sentiment in the markets in which we operate. This is complemented by maintaining a strong balance sheet, working in a diverse portfolio of sectors and markets and by building flexibility into future plans.

Competition

In common with all companies, the Group faces competition from others in all of our markets. Some of the markets in which the Group works serve limited clients and barriers to entry are high. In other markets such as architectural design and environment there are numerous competitors and barriers to entry are lower. To ensure that the Group continues to win work, we work hard to develop long-term relationships with our clients at multiple levels. A measure of this success is our work in hand that measures our secured workload over the next year. Our overall work in hand is 55%, representing seven months of 2008/09 revenue that is already contractually committed.

Health, safety and environment

The Group's business is concerned with the built environment and this entails significant health, safety and environmental risks. Should the Group's policy or practice in this area prove inadequate, there is a consequent risk to employees, clients, contractors and third parties. The Group takes health, safety and environment issues seriously and ensures that all staff are appropriately trained and that procedures are continuously reviewed and improved. We look to take a leadership role on health and safety matters in our sector and we have representation on a number of committees. Many of our clients insist on the Group attaining appropriate standards in health and safety and environment. We are regularly independently audited by external consultants against these industry standards.

Changes to the contracting environment resulting from market developments

The ways in which business is conducted inevitably change over time. The nature of the contracting environment is especially important for companies like Atkins. The trend remains one where clients increasingly seek to transfer risk to consultants; contractors will also seek to share risks. There is a possibility that, in securing new work, the Group accepts risks that are insufficiently understood or evaluated, with ensuing financial loss. We actively mitigate this risk via a range of internal review procedures that enable contract terms to be subject to appropriate scrutiny and manageable risks to be reduced.

Reputation risk

Our reputation for delivering complex projects relies on the perception of our clients and how this is portrayed in the public arena. There is a risk that a major failure from poor design, poor project management or delivery could impact our ability to win future work. We mitigate this risk by ensuring we have robust cost and project management systems linked to our internal quality processes. These are regularly independently audited by external consultants against industry standards.

Atkins is committed to acting responsibly to all our stakeholders and to taking a leadership position within our sector.

Our beliefs
Atkins is committed to acting responsibly to all our stakeholders and to taking a leadership position within our sector. We publish our corporate responsibility strategy and performance on our website (www.atkinsglobal.com/cr) and summarise the major issues and developments during the year here.

Sustainability
Sustainability is a serious issue for all stakeholders, including governments, public and private sectors and communities across the world.

During the year, in conjunction with the British University in Dubai and Cardiff University, we completed a comprehensive review into how Atkins was approaching the broad topic of sustainability. As a result, we introduced the Atkins Sustainability Policy in November 2007, declaring our commitment to: educating our staff on sustainability; continuing to work with academia to develop sustainable solutions; and inspiring and challenging our clients, employees and supply chain to deliver sustainable solutions.

We have two of our experts on pro bono secondment to the UK Construction Industry Council (CIC) which is working with the UK Government Department for Business, Enterprise and Regulatory Reform to advise on sustainable construction. In addition, we have launched a Group-wide sustainability awareness programme and e-learning modules to educate our employees.

Carbon Critical Design
Atkins recognises that we need to act now to mitigate the effects of climate change. We are therefore focusing our effort on the role planners, engineers and architects have to perform to respond to the changes, challenges and opportunities of a carbon critical economy. Carbon is still not a core consideration when capital projects are evaluated, designed and procured. We believe that carbon has

to be the driver if our sector is not only to meet the targets being imposed across the world but to help set the new standards required. We believe a fundamental change is needed to the way our sector approaches design and have mobilised our workforce to address this.

We have set ourselves a 100-week target to actively engage a significant proportion of employees in Carbon Critical Design.

We have already started to engage with some of our clients on Carbon Critical Design and have several exemplar design projects which include:

- **the Bahrain World Trade Center** – the world's first commercial development with integrated wind turbines which will generate up to 15% of the towers' annual electricity consumption
- **the Lighthouse in Dubai** – the world's first tower to reduce total energy consumption by up to 65% and water consumption by up to 40% of current standard designs
- **in London** – managing the delivery of the enabling works for the **2012 Games,** achieving over 90% reuse rates for demolition material making zero net waste construction a reality
- **Northumbria University** – in the design of two new buildings, innovative energy saving devices have reduced the site's carbon footprint by 7%.

It is also important that we minimise our own impact to climate change and we therefore need to be carbon critical for our own operations in our offices and business travel. This is discussed further in Our Performance on pages 40 to 42.

Safety leadership

Atkins remains strongly committed to key improvements in health and safety and continues to provide leadership within our industry. During the year our chief executive continued to chair the Construction Industry Council (CIC) health and safety standing committee and in June 2008 will become chair of the CIC. In recognition of Keith Clarke's leadership for the industry, he received the Outstanding Safety Achievement award from Building Magazine.

In the Middle East region, Atkins was the first to introduce an international version of the Construction Skills Certification Scheme, which was developed with Construction Skills. Atkins has also committed to a charter known as BuildSafeDubai to improve the standards of health and safety in the region.

The Highways and Transportation business has been working in partnership with the Health and Safety Executive (HSE) and Highways Agency (HA) to develop a design risk assessment tool which we hope will be adopted by other organisations working with the HA.

The Rail business continues to work with Network Rail and the Rail Safety and Standards Board (RSSB) and introduced an internal safety leadership programme during the year. This business also chaired the Infrastructure Safety Liaison Group (ISLG) and was part of the Network Rail Project Safety Leadership Group (PSLG).

We also continue to improve safety leadership within Atkins. We improved directors' safety tours by organising bespoke training for directors. By 2008 all directors across Atkins who undertake safety tours will be trained, demonstrating our commitment to leadership in health and safety.

Our work

Atkins takes pride in the quality of products and services we provide to our clients. During the year the US division of Faithful+Gould achieved ISO 9001:2000 certification which means that 100% of Atkins operations are covered by this standard. Going forward, all Atkins operations will use the same certification body, Lloyds Register Quality Assurance (LRQA). This will provide better analysis of performance and identification of key themes across the whole business.

We continue to improve how we engage with our clients and to obtain better feedback on our performance through Key Account Management (KAM) and Client Relationship Management (CRM).

Two of our businesses, Rail and Middle East, have been actively engaging with industry on environmental issues through the Rail Industry Environmental Forum (RIEF) and the Emirates Environmental Group (EEG) respectively.

We are also reviewing how we engage and influence our supply chain on corporate responsibility priorities depending on the services they provide to Atkins.

Our people

We aim to be an employer of choice and provide an environment in which our people can flourish and succeed. Our Viewpoint survey recorded a 6% increase in response rates (to 79%) this year. Satisfaction levels continued to improve, which shows that we are achieving our objectives. We invested £20.7m in staff training and development and received third-party recognition for our achievements with awards in the UK such as The Sunday Times 20 Best Big Companies to Work For and The Times Top 50 Companies Where Women Want to Work. For more detailed information, see our Human Resources Review on pages 14 to 17.

Our communities
We are passionate about contributing to the communities in which we operate and engaging our people to join together to make a difference where it matters.

Making a difference
During the year we launched a new charity policy. Traditionally, we have written cheques to charities which have had little benefit to engaging either staff, shareholders or the charities we have supported. The new policy moved towards supporting charities in two ways.

Firstly by supporting our people in their own communities around the world through local charitable donations, fundraising, volunteering activities and sports and social events. We have actively encouraged offices to come together to organise and take part in a variety of sponsored events for charities and good causes. The Group offered support via a newly formed network of house managers who help to co-ordinate and promote activity.

Secondly by providing pro bono consultancy advice. Atkins people possess a multitude of skills and experience which can benefit international relief and aid organisations and by giving pro bono consultancy advice, rather than offering volunteers or cash donations, we contribute our skills and at the same time learn from our experiences.

Engaging with education
We are actively engaged in a range of educational initiatives from sponsorships of university chairs to mentoring 14 to 16-year-olds and teaching primary school children about energy efficiency.

During the year, our engagement with universities has become more focused and strategic through our University Liaison Directors (ULDs) programme. We are building relationships at multiple levels, with the objective of being regarded as an industrial partner of choice. Our ULDs have developed ongoing relationships with 16 universities in the UK, 12 in the USA, two in China, two in Singapore and one in Dubai.

We are working with Transport for London and New Civil Engineer journal to produce resource materials for schools to excite youngsters about a career in design and engineering.

Atkins has also developed a course with an external provider specifically to raise the awareness of health and safety risks for students working overseas. The first course was delivered in October 2007 at Cambridge University. We will continue to sponsor this and intend to run two courses per year.

Our performance
This section reports on Atkins' corporate responsibility performance during the year.

One of the objectives for our operations during the year was the development of a toolkit for house managers responsible for Atkins offices worldwide. This provides guidance about their responsibilities and advice about how continually to improve office performance such as waste, energy, travel and wellbeing. An office database has also been developed to capture this information. It was introduced in the UK during the year and we intend to expand it to cover all operations in 2008.

Health and safety
Our accident performance for last year is well within the Accident Incidence Rate (AIR) benchmarks set by Atkins. The benchmarks were 154 for office, 375 for engineering and 1,701 for construction activities. For the year for staff there was an increase in AIR for office from 12 to 38, engineering from 65 to 178 and construction activities from 995 to 1,042 compared to last year. However, the overall trend over the last four years is still decreasing and is better than industry performance as compiled by the HSE Labour Force Survey. Atkins continues to set its own challenging targets with a 5% reduction for office, and 15% reduction for engineering and construction activities from last year's benchmarks. We also actively encourage the reporting of incidents and near misses. As a result, reported incidents and near misses have doubled to 756, which is a positive step towards accident prevention.

Accident Incident Rate (AIR)	**Office**	**Engineering**	**Construction**
Benchmark	154	375	1,701
Staff			
07/08	**38**	**178**	**1,042**
06/07	12	65	995
05/06	104	151	556
04/05	59	235	2,763
Contractors			
07/08	**0**	**0**	**708**
06/07	382	441	1,221
05/06	0	124	293
04/05	0	124	317

(AIR = number of accidents per 100,000 staff or contractors).

During the year our US operations achieved OHSAS 18001 (Occupational Health and Safety Management) specification and Ireland was the first business within Atkins to achieve certification of the revised specification OHSAS 18001:2007. All our operations are now covered by OHSAS 18001 (Occupational Health and Safety Management) with the exception of Portugal.

Our successes within health and safety during the year included the implementation of an online driver assessment; the production of training materials about asbestos; the promotion of manual handling training as part of European Safety Week; and an awareness programme about slips, trips and falls.

Three of our businesses also received RoSPA awards: Gold for Highways and Transportation and Design and Engineering Solutions; and Distinction for Asset Management.

Other health and safety priorities for 2008/09 include benchmarking, developing risk and stress management awareness programmes and integrating safety training into our operations.

Environment

Our energy consumption for electricity and gas for our offices during the year was 34.2m kWh compared to 29.5m kWh of energy used in 2006/07. This data is UK specific as we have not yet started to collate information across all our operations. Also the UK data is verifiable to 56% for electricity and 43% for gas, as meter readings are not always available. Work started this year to undertake remote energy monitoring to help offices to improve their energy efficiency. Going forward, there will be more support provided to help offices understand their energy carbon footprint, which includes providing an actual and potential energy rating for offices, to help to reduce our overall energy carbon footprint.

Our business travel data covers road, air and rail travel in the UK, in which we travelled 73.1m km by road, 40.7m km by air and 26.8m km by rail, giving a total of 140.6m km of business travel. Road travel has decreased by 4m km and there has been an increase in air travel of 1m km and more positively an increase in rail travel of 6.4m km compared to last year.

The calculation for CO_2 emissions from our energy consumption and business travel, and hence our CO_2 footprint, has changed with the revised DEFRA emission factors. Data from previous years has also been changed to include the revised DEFRA emission factors. Our CO_2 footprint per employee in the UK has remained similar to last year rising from 2,974 kg to 2,978 kg of CO_2. The electricity metered in the UK is part of Atkins' energy contract and is 90% from renewable sources, which has not been taken into account as part of our CO_2 footprint calculations. For our UK company car fleet, we continued to reduce the average emission rating which is now 158.0g/km compared to 160.8g/km last year.

Consumption and emissions

	Totals		CO_2 equivalent (Tonnes)		Emission equivalent per employee (kg CO_2)		Verifiable data	
	2007/08	2006/07	**2007/08**	2006/07	**2007/08**	2006/07	**2007/08**	2006/07
Energy consumption								
Electricity	**20.8m kWh**	19.0m kWh	**10,893**	9,918	**924**	892	**56%**	54%
Gas	**13.4m kWh**	10.5m kWh	**2,482**	1,951	**210**	175	**43%**	44%
Sub-total	**34.2m kWh**	29.5m kWh	**13,375**	11,869	**1,134**	1,067		
Business travel								
Road	**73.1m km**	77.1m km	**14,844**	15,677	**1,259**	1,409	**100%**	100%
Air	**40.7m km**	39.7m km	**5,277**	4,305	**448**	387	**100%**	100%
Rail	**26.8m km**	20.4m km	**1,616**	1,229	**137**	110	**100%**	100%
Sub-total	**140.6m km**	137.2m km	**21,737**	21,211	**1,844**	1,906		
Total CO_2 emissions			**35,113**	33,080	**2,978**	2,974		
Water consumption								
Water	**59,748m³**	68,144m³	**n/a**	n/a	**5.1m³**	6.1m³	**29%**	32%

Note
Data per employee is based on full-time equivalent average number of own staff (including agency). UK headcount for 2007/08 is 11,791.

Our challenge for 2008/09 is to ensure we record business travel and our company car emissions for all our operations. We are also continuing to develop travel plans in the UK and will start in the Middle East and China.

We have been improving our waste management for offices and sites, which has meant a better understanding of our waste streams and promoted more re-use and recycling schemes. However waste data is still limited to the UK only. A key area for 2008/09 is to improve this data and cover worldwide operations.

Data on water consumption is still difficult to obtain, currently the data is only 29% verifiable in the UK. In 2008 there will be a review of how water consumption is managed across Atkins operations.

All our operations are now covered by ISO 14001 (Environmental Management Systems), with the exception of Portugal, and are independently certified. During the year our US operations achieved the standard.

We also developed an IEMA environmental course for senior executives with an external training provider with the purpose of raising awareness at a senior management level. The Rail and Asset Management businesses were involved in the pilot with the intention to roll out across all businesses in 2008.

Our priorities for 2008/09 include raising the awareness of environmental sustainability; improving waste and water management across all our operations; and providing practical guidance about how to improve environmental performance for offices and sites.

Regulatory activity

In the UK the HSE and Local Authorities made seven visits and issued one improvement notice to the Highways and Transportation business. This was regarding risk assessment of hand/arm vibration. Actions were satisfactorily closed out within agreed timescales. We have not been prosecuted for any breaches of health and safety or environment regulations. In last year's report, we reported on the ongoing legal proceedings against two employees in Doha, Qatar, and we are pleased to report that both were found not guilty.

Governance

The Board sets Group policies on Corporate Responsibility. Our chief executive is the Board member responsible for Corporate Responsibility and for the Group's performance, supported by Group-wide frameworks. A common management structure governs quality, health and safety and environment (QSE). A director of QSE, reporting to the chief executive, is responsible for Group QSE at a corporate level. Each Atkins business also has dedicated QSE representatives to manage issues at a local level, reporting quarterly.

CR-related Group policies include quality, health and safety, the environment, sustainability, charities, business conduct, data protection, dignity and equality at work, employee disclosure (whistle-blowing) and the appropriate use of information technology. These are published on the corporate intranet and are provided externally on request. They are reviewed regularly and updated to reflect changes to legislation, emerging good practice and business needs.

Governance

Board of Directors

Ed Wallis
Chairman

Ed Wallis (68) was appointed a director in September 2004, taking up the post of chairman in January 2005. He is a chartered engineer. He was the founding chief executive of Powergen where he also held the position of chairman before retiring in 2003. Prior to this he gained more than 30 years of experience working for the Central Electricity Generating Board. He has a wide range of other board-level experience including the chairmanship of Lucas Varity and London Transport. He was invited to become a companion of the British Institute of Management in 1994 and in 1997 became a fellow of the Royal Academy of Engineering. In 1996 he was awarded honorary doctorates by both Brunel University and Aston University. He became chairman of the Natural Environment Research Council in 2006. He is chairman of the Nomination Committee and a member of the Remuneration Committee.

Keith Clarke
Chief Executive

Keith Clarke (56) was appointed a director in October 2003. He is a chartered architect. He joined the Group from Skanska AB where he was executive vice president responsible for its activities in the UK, Poland, Czech Republic, India and China. He has over 30 years' experience in construction and engineering, having previously worked for the City of New York, Olympia and York, Trafalgar House and Kvaerner. He is chairman of the Construction Industry Council, having previously chaired its Health and Safety Committee. He is also an advisory board member of the Built Environment Innovation Centre at Imperial College, London, a member of the Supporters at Large Group for Open House and patron of the Environmental Industries Commission. He is a member of the Nomination Committee.

Alun Griffiths
Executive Director

Alun Griffiths (53) was appointed a director in March 2007. He has a background in management consultancy and has led a wide range of projects in the areas of restructuring, organisational development and privatisation in the UK and internationally. He is an economics graduate and a fellow of the Chartered Institute of Personnel and Development. He was appointed Group HR director in February 2003. Alun was appointed to the UK Government-backed Industry Board of the UK Resource Centre for Women in Science, Engineering and Technology (UKRC).

Robert MacLeod
Group Finance Director

Robert MacLeod (44) was appointed group finance director in June 2004. A chartered accountant, he joined the Group as group financial controller in March 2003 having previously worked in a variety of senior financial roles at Enterprise Oil plc. He is currently a non-executive director of Aggreko plc. A graduate of Cambridge University, he trained at KPMG.

Admiral the Lord Boyce
Non-executive Director

Lord Boyce (65) was appointed a non-executive director in May 2004. He had a distinguished career in the Royal Navy and the Ministry of Defence (MoD) that culminated in his becoming First Sea Lord, professional head of the Royal Navy, in 1998; and then Chief of Defence Staff, professional head of the Armed Forces, from 2001 to 2003. He was elevated to the peerage in 2003 and was appointed Lord Warden and Admiral of the Cinque Ports and Constable of Dover Castle in 2004. He is a non-executive director of VT Group plc. He is a member of the Remuneration and Nomination committees.

James Morley
Non-executive Director

James Morley (59), a chartered accountant, was appointed a non-executive director in 2001. He is a non-executive director of The Innovation Group plc and Costain Group PLC. He was previously chief operating officer of Primary Group Limited and also previously finance director at Cox Insurance Holdings plc, Arjo Wiggins Appleton plc, Guardian Royal Exchange plc and Avis Europe plc. He is senior independent director, chairman of the Audit Committee and a member of the Remuneration and Nomination committees.

Fiona Clutterbuck
Non-executive Director

Fiona Clutterbuck (50) was appointed a non-executive director in March 2007. She is a managing partner within a business that owns and controls Pearl and Resolution insurance group. Fiona has substantial experience in all areas of corporate finance, including a particular focus on the financial institutions sector, gained during 15 years at Hill Samuel and HSBC and latterly seven years at ABN AMRO. Fiona has advised on a wide range of transactions in many countries, including mergers and take overs, public company acquisitions and fundraisings, and public and private company sales and flotations. Fiona has an LLB (Hons) from the University of London and qualified as a barrister in 1980. She is a member of the Audit and Nomination committees.

Sir Peter Williams
Non-executive Director

Sir Peter Williams (63) was appointed a non-executive director in May 2004. He graduated from Cambridge University with an MA and PhD in physics and initially pursued an academic career at Cambridge and subsequently at Imperial College, London. After a period with VG Instruments Limited he joined Oxford Instruments plc in 1982. He became its chief executive in 1985 and was chairman from 1991 until his retirement in 1999. He is chairman of the National Physical Laboratory and a non-executive director of GKN plc. Sir Peter was elected as fifth chancellor of the University of Leicester on 21 October 2005. He is also vice-president of the Royal Society and a trustee of Marie Curie Cancer Care. He is chairman of the Remuneration Committee and a member of the Audit and Nomination committees.

Raj Rajagopal
Non-executive Director

Raj Rajagopal (54) was appointed a non-executive director in June 2008. He held several positions at BOC Edwards before being appointed chief executive, a position he held until November 2006. He was an executive director of the BOC Group plc until November 2006 and is a non-executive director of Dyson Group plc. Raj is a vice president and Fellow of the Institution of Engineering and Technology (IET) and chairs its manufacturing sector panel. He is a fellow of the Royal Academy of Engineering, a fellow of the Institution of Mechanical Engineers and a fellow of the Chartered Institute of Management. He is also an Audit Commissioner, a member of both the Council of Cranfield University and of the Advisory Board of the Centre for Business Research of Cambridge University. He was awarded an honorary doctor of science degree by Cranfield University in 2004 and the IET's IEE Eric Mensforth International Gold Medal for outstanding contribution to manufacturing technology and management in 2003.

Directors' Report

The directors present their annual report on the affairs of the Company and the Group, together with the Financial Statements and the independent auditors' report, for the year ended 31 March 2008. These will be laid before shareholders at the Annual General Meeting (AGM) to be held at 4.30pm on Wednesday 3 September 2008. Details of the business to be considered at the AGM, together with an explanation of all of the resolutions, are set out in the separate Notice of Meeting.

Principal activities and business review
WS Atkins plc is the ultimate holding company of a group of companies. Detailed information on the Group's principal activities, its performance during the past year and its prospects for future development are reported in the Chairman's Statement (pages 6 to 7), the Chief Executive's Statement (pages 8 to 12), the Human Resources Review (pages 14 to 17), the Operating and Financial Review (pages 18 to 37), and the Corporate Responsibility Review (pages 38 to 42). The statements and reviews are incorporated into this report by reference, together with the list of the principal subsidiary undertakings and the countries in which they operate (note 41 to the Financial Statements on page 113).

Acquisitions and disposals made by the Group during the year are described in notes 10 and 15 to the Financial Statements on pages 86 and 90.

Post-balance sheet event
On 1 April 2008 the Group sold its holding in Modern Housing Solutions (Prime) Limited receiving cash of £3.9m and generating a profit on disposal of £2.5m.

Results and dividends
The Group profit after tax for the year of £100.0m (2007: loss of £57.3m) is shown in the Consolidated Income Statement on page 64.

The directors recommend a final dividend of 16.5p per ordinary share in respect of the year ended 31 March 2008, to be paid on 26 September 2008 to ordinary shareholders on the register on 15 August 2008. This is subject to shareholder approval at the AGM. If approved, this will mean a total dividend of 24.0p per ordinary share will have been paid for the year to 31 March 2008 (2007: 20.0p) when added to the interim dividend of 7.5p per ordinary share paid on 25 January 2008. Further details regarding dividend payments can be found on page 118.

Directors
The names and biographical details of those persons serving as directors of the Company as at the date of this report are set out on pages 44 to 45. No directors were appointed to or retired from the Board during the year to 31 March 2008.

Under the Company's Articles of Association all directors appointed during the year must retire at the AGM and may offer themselves for re-appointment. Additionally, one-third of directors must retire at each AGM and they may also offer themselves for re-election.

Raj Rajagopal, who was appointed by the Board as a director on 24 June 2008, will retire at the AGM and, being eligible, offer himself for re-appointment.

James Morley and Ed Wallis will retire by rotation at the AGM, and being eligible, will offer themselves for re-election. It is proposed that James Morley, having served on the Board since 2001, be appointed until the conclusion of the 2009 AGM. Ed Wallis will be subject to retirement by rotation at future AGMs in accordance with the Company's Articles of Association.

The Board considers that the performance of those directors proposed for re-election continues to be effective and that they demonstrate a strong commitment to their role. In addition, the Board considers that the performance of the director proposed for re-appointment will be effective and that he too demonstrates the necessary commitment.

Directors and officers of the Company and its subsidiaries benefit from directors' and officers' liability insurance cover in respect of legal actions brought against them. In addition, directors of the Company are indemnified in accordance with the Company's Articles of Association and to the maximum extent permitted by law. All directors have deeds of indemnity that are in force as at the date of this report. These indemnities are available for inspection by shareholders at the Company's registered office during normal business hours and will be available for inspection at the AGM.

Neither the insurance nor the indemnities provide cover where the relevant director or officer has acted fraudulently or dishonestly.

The Board of directors may exercise all the powers of the Company, subject to the provisions of relevant legislation, the Company's Memorandum and Articles of Association and any directions given by a special resolution of the shareholders. Specific powers are detailed in the Company's Articles of Association, including the power to issue and buy back shares, along with the rules for the appointment and removal of directors.

Directors' interests in the Company and the Group are described in the Directors' Remuneration Report in table 5 on page 59.

Articles of Association
Company law has undergone substantial change since January 2007 when the phased implementation of the Companies Act 2006 (the 2006 Act) commenced. The Articles of Association of the Company in their current form no longer fully reflect legislation and best practice and it is therefore proposed that the Company should adopt new Articles of Association at the AGM. Details of the key differences from the current Articles of Association together with details of where a copy of the proposed new Articles of Association can be inspected are contained in the separate Notice of Meeting.

The final phase of implementation of the 2006 Act is currently scheduled to take place in October 2009. It is therefore anticipated that further changes to the Articles of Association will be proposed to shareholders at the 2009 AGM.

Political donations
It is the Group's policy not to make political donations and not to incur political expenditure, either in the UK or overseas. Accordingly, the Group made no political donations and incurred no such expenditure during the year and has no intention of making any such donations or incurring such expenditure in the future. However, the provisions previously contained in the Companies Act 1985 and now enacted in the 2006 Act relating to donations and expenditure covered by this disclosure are wide. The Board has therefore sought authority in the past for the Company and its main trading subsidiary, Atkins Limited, to make such donations and incur such expenditure up to a limit of £100,000 so as to prevent an inadvertent breach of the relevant legislation. The Board considers it prudent to once again seek such authority at the Company's forthcoming AGM, although this will be subject to a revised overall aggregate limit for the Company and its subsidiaries of £90,000 and to the provisions of the 2006 Act. The authority will not be used to make political donations within the normal meaning of that expression. Further details are contained in the Notice of Meeting.

Charitable donations
During the year, the Group made charitable donations of £191,527 (2007: £205,813). The beneficiaries of these donations were local charities serving the communities in which the Group operates or charities working in areas relevant to the Group's activities. The Group intends to continue its focus on local charities in the next financial year.

Corporate governance and remuneration
A report on corporate governance is on pages 50 to 55 and the Board's report on directors' remuneration is on pages 56 to 60.

Corporate responsibility
A summary of the Group's corporate responsibility activities is contained on pages 38 to 42. In addition, the Group provides additional information on corporate responsibility, which includes detailed information in respect of health and safety, the environment, the community, people and suppliers on the Company's website www.atkinsglobal.com

Employees
The Group is committed to the fair and equitable treatment of all its employees, irrespective of sex, race, age, religion, disability or sexual orientation. To this end, policies have been implemented to ensure this is practised at recruitment and then continues throughout an individual's employment with the Group. The Group encourages recruitment, training, career development and promotion on the basis of aptitude and ability, without regard to disability. It is also committed to retaining and retraining as necessary employees who become disabled during the course of their employment.

Employees are routinely informed of financial results and significant business issues via the use of email, voice conference, the Company's intranet and in-house publications. During the year work was successfully undertaken to refresh and reinvigorate the Company's intranet to enhance employee communications.

An annual survey is carried out to obtain feedback from employees. This survey is confidential and is used alongside consultation with employees and union representatives where appropriate.

Employee involvement in the Group's performance continues to be encouraged through share ownership. In the UK, employees are given the opportunity to become shareholders through the Company's Share Incentive Plan. Approximately 10% of UK employees participate in the Share Incentive Plan.

Supplier payment policy
The Group's policy is to agree terms and conditions for its business transactions with suppliers and to endeavour to abide by these terms and conditions, subject to the supplier performing its obligations.

The Company, as a holding company, did not have any amounts owing to trade creditors as at 31 March 2008.

Share capital and share purchases
As at the date of this report, the Company's share capital consists of 104,451,799 issued and fully paid ordinary shares each with a nominal value of 0.5p per share, listed on the London Stock Exchange. Of these, 3,941,000 ordinary shares are held in treasury (the treasury shares). Shares may be held in certificated or uncertificated form. Further details of the Company's authorised and issued share capital, including changes during the year, can be found in note 31 to the Financial Statements on page 104.

At the AGM held in 2007, the Company was granted authority by shareholders to purchase up to 10,445,179 ordinary shares, representing 10% of the Company's ordinary share capital as at 26 June 2007. This authority will expire at the forthcoming AGM and, in accordance with current best practice, the Company will seek to renew it.

The Board, mindful of the benefit of maintaining an efficient balance sheet, announced a share buyback programme on 27 November 2007 intended to return up to £100m to shareholders. This followed a review of the strength of the Group's balance sheet following the disposal of Lambert Smith Hampton and the resolution of the uncertainty surrounding the Group's investment in Metronet.

Directors' Report

The buyback of ordinary shares in the Company commenced on 29 November 2007 and, as at the date of this report, 3,941,000 ordinary shares of 0.5 pence had been repurchased for an aggregate consideration of £42,246,673 (excluding fees and stamp duty), representing approximately 3.8% of the Company's issued share capital. All of these shares are held in treasury. Following the repurchases to the date of this report, the outstanding authority to purchase shares would enable the purchase of a further 6,504,179 ordinary shares.

The rights and obligations attaching to the Company's ordinary shares are contained in the Company's Articles of Association, a copy of which can be obtained on request to the company secretary. The Articles of Association can only be changed by a special resolution passed in a general meeting of shareholders.

Each ordinary share (other than treasury shares, which have no voting rights) carries the right to one vote on a poll at a general meeting of the Company. There are no restrictions on transfer or limitations on the holding of the Company's ordinary shares and no requirements for prior approval of any transfers. Under the Company's Articles of Association, the directors have power to suspend voting rights and the right to receive dividends in respect of shares in circumstances where the holder of those shares fails to comply with a notice issued under section 793 of the 2006 Act.

Shares acquired through Atkins employee share schemes rank equally with all other ordinary shares in issue and have no special rights. The trustees of the Company's Employee Benefit Trusts (EBTs) have waived their rights to dividends on shares held by the EBTs and do not exercise their right to vote in respect of such shares. Shares held in trust on behalf of participants in the Share Incentive Plan are voted by the Trustee, Halifax Corporate Trustees Limited, as directed by the participants. Details of share-based payments, including information regarding the shares held by the EBTs can be found in note 32 to the Financial Statements on page 105.

The Company is not aware of any agreements between shareholders that might result in the restriction of transfer or voting rights in relation to the shares held by such shareholders.

Changes of control

All of the Company's employee share schemes contain provisions relating to a change of control of the Company following a takeover bid. Under these provisions, a change of control of the Company would normally be a vesting event, facilitating the exercise or transfer of awards, subject to any relevant performance conditions being satisfied. The Company is not a party to any other significant agreements that take effect, alter or terminate upon a change of control following a takeover bid other than its bank facility agreement, which provides that on a change of control, the Company is unable to draw down any further amounts under the facility. Further, it is not party to any agreement with the directors or employees providing for compensation for loss of office or employment (whether through resignation, purported redundancy or otherwise) that occurs as a result of a takeover bid.

Substantial shareholders

As at the date of this report, the Company had been notified of the following holdings of 3% or more of the total voting rights attaching to its issued share capital:

Name of holder	Number of voting rights*	Percentage of total voting rights*
Legal & General Group plc	4,347,000	4.29%
Schroders plc	10,143,360	9.99%
Standard Life Investments Limited	4,962,936	4.75%

* Number and percentage of voting rights per last notification received by the Company.

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report, the Remuneration Report and the Financial Statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Financial Statements for each financial year. The directors have prepared the Group and Company Financial Statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The Financial Statements are required by law to give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

In preparing those Financial Statements, the directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgements and estimates that are reasonable and prudent
- state that the Financial Statements comply with IFRS as adopted by the European Union
- prepare the Financial Statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

The directors confirm that they have complied with the above requirements in preparing the Financial Statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the Financial Statements and the Remuneration Report comply with applicable company law and, as regards the Group Financial Statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Company's website. Legislation in the UK governing the preparation and dissemination of Financial Statements may differ from legislation in other jurisdictions.

Disclosure of audit information

The directors confirm that, as at the date this report was approved, so far as each director is aware there is no relevant audit information of which the Company's auditors are unaware and that he or she has taken all the steps he or she ought to have taken as a director in order to make himself or herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Going concern

The directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and therefore continue to adopt the going concern basis in preparing the Financial Statements.

Auditors

The Company's auditors, PricewaterhouseCoopers LLP have expressed their willingness to continue in office and resolutions for their re-appointment and to authorise the directors to determine their remuneration will be proposed at the forthcoming AGM.

Approved by the Board and signed on its behalf by

Richard Webster
Company Secretary
25 June 2008

Cautionary statement

Under the Companies Act 1985, a company's directors' report is required, among other matters, to contain a fair review by the directors of the Group's business through a balanced and comprehensive analysis of the development and performance of the business of the Group and the position of the Group at the year-end, consistent with the size and complexity of the business.

The Directors' Report set out above, including the Chairman's Statement, Chief Executive's Statement, the Human Resources Review, the Operating and Financial Review and Corporate Responsibility Review incorporated into it by reference (together, the Directors' Report), has been prepared only for the shareholders of the Company, as a whole, and its sole purpose and use is to assist shareholders to exercise their governance rights. In particular, the Directors' Report has not been audited or otherwise independently verified. The Company and its directors and employees are not responsible for any other purpose or use or to any other person in relation to the Directors' Report.

The Directors' Report contains indications of likely future developments and other forward-looking statements that are subject to risk factors associated with, among other things, the economic and business circumstances occurring from time to time in the countries, sectors and business segments in which the Group operates. These factors include, but are not limited to, those discussed under Principal Risks and Uncertainties on page 37 in this document. These and other factors could adversely affect the Group's results, strategy and prospects. Forward-looking statements involve risks, uncertainties and assumptions. They relate to events and/or depend on circumstances in the future which could cause actual results and outcomes to differ materially from those currently anticipated. No obligation is assumed to update any forward-looking statements, whether as a result of new information, future events or otherwise.

This report sets out our commitment to corporate governance, how the principles of the Code have been applied and the extent of our compliance with the Code.

The directors of the Company remain committed to ensuring appropriate corporate governance procedures are embedded throughout the Group. It bases these procedures on the requirements of the Combined Code on Corporate Governance adopted by the Financial Reporting Council in June 2006 (the Code) plus current and emerging best practice. This report sets out our commitment to corporate governance, how the principles of the Code have been applied and the extent of our compliance with the Code.

A. Directors

A.1 The Board

The Board of directors is responsible for leading the Group by setting its broad strategic aims. To deliver these strategic aims, the Board reviews the performance of management, seeks to ensure that the necessary resources are available and that appropriate controls, values and standards are in place. In pursuance of the Group's strategy, the Board has delegated the normal operational management of the Group to the chief executive, Keith Clarke, but has agreed a formal schedule of matters reserved solely for its decision. This schedule includes strategy, the approval of Financial Statements and shareholder circulars, treasury policy, major capital investments, risk management strategy, acquisitions and disposals. During the year the Board's discussions have included:

- the Group's strategic plan
- our health, safety and corporate responsibility performance
- approval of the Group budget and discussion of the Group's financial performance
- the Group's market announcements, financial results and dividends
- our corporate governance framework
- shareholder matters
- our employees, succession planning and the Group's pension plan arrangements
- the share buyback programme, announced in November 2007
- the Group's investment in Metronet
- the divestment of Lambert Smith Hampton.

The Board has a schedule of regular meetings and holds additional meetings as required. In addition, directors meet as members of committees. Table 1 sets out the names of each Board member, their attendance at meetings and those Board committees of which they were a member during the year ended 31 March 2008. The biographical details for these directors, and Raj Rajagopal who was appointed since this date, can be found on pages 44 and 45. The chairman and non-executive directors also meet without the executive directors present at least annually.

Table 1

Director	Board	Audit Committee	Remuneration Committee	Nomination Committee
Chairman				
Ed Wallis	8/8	–	4/4	1/1
Executive directors				
Keith Clarke	8/8	–	–	1/1
Alun Griffiths	8/8	–	–	–
Robert MacLeod	8/8	–	–	–
Independent non-executive directors				
Admiral the Lord Boyce	8/8	–	4/4	1/1
Fiona Clutterbuck	7/8(1)	4/4	–	1/1
James Morley	8/8	4/4	4/4	1/1
Sir Peter Williams	7/8(2)	4/4	4/4	1/1

Attendance is expressed as number of meetings attended/number eligible to attend.

Notes

(1) One meeting coincided with an engagement made prior to Fiona Clutterbuck's appointment on 13 March 2007.

(2) One meeting coincided with a charitable event.

Each Board committee has terms of reference which are revised annually by the Board. Copies are available on request from the company secretary or on the Group's website www.atkinsglobal.com. Following formal consideration the Board may, on occasion, delegate authority to a standing committee consisting of any two directors to facilitate final sign-off for an agreed course of action within pre-defined parameters.

A.2 Chairman and chief executive
It is the Group's policy that the roles of chairman and chief executive are separate, with their roles and responsibilities clearly defined, divided and recorded.

The chairman's main responsibility is the leadership and management of the Board and its governance. Our chairman, Ed Wallis, usually spends two days per week on the business of the Group. His other significant commitments are disclosed in his biography on page 44. The Board considers that these commitments do not hinder his ability to discharge his responsibilities to the Company effectively.

The chief executive is responsible for the leadership and day-to-day management of the Group. This includes formulating and recommending the Group's strategy for Board approval in addition to executing the approved strategy.

The chief executive has chosen to discharge his responsibilities for the operational management of the business through the Group Executive, his executive team. Its members currently comprise the managing directors of our principal business segments, the group finance director, the group HR director and the group communications director. It meets regularly during the year. Those members of the Group Executive who are not directors of the Company are invited to attend four Board meetings each year and also to meet the non-executive directors informally without the executive directors present.

The respective roles of the Board and Group Executive are discussed further under internal control on pages 53 and 54.

A.3 Board balance and independence
Each of the non-executive directors has been determined by the Board to be independent of management and to have no business or other relationship that could interfere materially with the exercise of their judgement. The independence of the non-executive directors is considered at least annually and is based on the criteria suggested in the Code.

The senior independent director is James Morley. His responsibilities include leading the non-executive directors' annual consideration of the chairman's performance. He is also available to shareholders in the event they feel it inappropriate to communicate via the chairman, the chief executive or the group finance director.

A.4 Appointments to the Board
The Nomination Committee currently comprises Ed Wallis (committee chairman), Lord Boyce, Fiona Clutterbuck, James Morley and Sir Peter Williams. The committee's responsibilities include:

- reviewing the structure, size and composition of the Board
- identifying and nominating candidates for appointment to the Board
- making recommendations to the Board regarding the continuing service of directors and their re-election or otherwise to the Board.

The committee's terms of reference are available for review on the Company's website. The non-executive directors' terms and conditions are available for inspection at the Company's registered office during normal business hours and at the Company's AGM.

Following the year-end, the committee recommended the appointment of Raj Rajagopal as a non-executive director with effect from 24 June 2008. In line with the Company's usual practice, Raj Rajagopal was advised prior to his appointment of the time commitment considered necessary to enable him to fulfil his responsibilities.

Raj brings significant international experience to the Board and will be a considerable asset to the Company as we continue to grow the business. The Committee used an external search consultancy to assist in making the recommendation for his appointment.

A.5 Information and professional development
The company secretary, under the chairman's direction, is responsible for ensuring that information flows within and between the Board, its committees, the non-executive directors and senior management function effectively. The company secretary is also responsible for advising the Board on all governance matters.

On joining the Board, directors take part in a formal induction process. This includes the provision of past Board materials to provide background information on the Group, information on Board processes and governance, site visits and meetings with key employees as necessary. The induction is tailored to the new director's specific needs. For example, on appointment Alun Griffiths received information mainly relating to Board processes and governance due to his existing knowledge of the Group. In contrast, Fiona Clutterbuck received, and Raj Rajagopal will receive, a wider induction including meetings with each member of the Group Executive.

A continuing professional development framework is in place to assist the chairman, executive directors and non-executive directors in discharging their responsibilities effectively following appointment to the Board. All non-executive directors meet regularly with members of the Group Executive. Key employees are also invited to attend Board dinners during the year and this, together with the presentations and site visits, helps ensure the non-executive directors remain informed of business developments.

All directors have access to the advice and services of the company secretary and receive independent professional advice, at the Company's expense, as required.

A.6 Performance evaluation
The Board, as part of its commitment to ensure its effectiveness, carried out an evaluation of its performance and processes during the year. Each director completed a confidential survey which was followed by a private meeting with the chairman. The recommendations arising from this process have been considered by the Board and appropriate actions identified and implemented. During the year, the Audit Committee and Remuneration Committee also completed formal assessments of their performance and processes in the form of a survey completed by members and key stakeholders.

The chairman's performance was reviewed by the non-executive directors, led by the senior independent director.

A.7 Re-election
In accordance with the Company's Articles of Association, one-third of the Board is required to retire by rotation each year. In addition, any director appointed during the year will stand for election at the next general meeting. These requirements ensure that each Board member is re-elected at regular intervals.

B. Remuneration

Details on the directors' remuneration and the work of the Remuneration Committee, as required by the Code and the Directors' Remuneration Report Regulations 2002, can be found in the Directors' Remuneration Report on pages 56 to 60.

C. Accountability and audit

C.1 Financial reporting
All shareholder communications are designed to present a balanced and understandable view of the Group's position and prospects. Statements regarding directors' responsibilities and the status of the business as a going concern are given in the Directors' Report on pages 48 and 49.

C.2 Internal control
The Board is responsible for reviewing and approving the Group's system of internal controls and its adequacy and effectiveness. This established system of internal controls includes financial, operational and compliance controls and risk management. It is the role of management to implement the agreed policies on risk and control.

Our system of internal financial and operational controls is designed to meet the Group's particular needs and aims to facilitate effective and efficient operations, to safeguard the Group's assets, ensure proper accounting records are maintained and ensure that the financial information used within the business and for publication is reliable. Our risk management process identifies the key risks facing each business and reports to the Board on how those risks are being managed.

Such a system of internal control can only be designed to manage rather than eliminate risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material misstatement and loss.

The Board has a process for identifying, evaluating and managing the risks we face. That process is continual and has been in place for the year under review up to and including the date of this report. This process covers subsidiaries in which the Group has an interest of 50% or more. Joint Ventures in which we do not have overall control are not treated, for these purposes, as part of the Group. For these Joint Ventures, systems of internal control are applied as agreed between the parties to the venture. For the Metronet Joint Venture the Board regularly reviewed the risks faced by the Group separately.

The Audit Committee formally reviews the operation and effectiveness of the Group's system of internal controls on an annual basis. The latest review covered the financial year to 31 March 2008 and included the period to the approval of the Directors' Report and Financial Statements by the Board.

Key features of our system of internal control are as follows:

- **Group organisation and culture**
  By its statements and actions the Board emphasises a culture of integrity, competence, fairness and responsibility.

  The Board focuses mainly on strategic issues, senior management performance and financial performance. Our chief executive and the Group Executive, as his senior executive team, concentrate on operational performance, operational decision-making and the formulation of strategic proposals to the Board. The Group's managing directors manage their businesses with the support of senior managers. The Board determines how the chief executive operates within a framework of delegated authorities and reserved powers which seek to ensure that certain transactions, significant in terms of their size or type, are undertaken only after Board review.

- **Control environment**
  Our operational structure has clearly documented and communicated principles of delegation of authority and segregation of duties. The Group's management systems include financial policies and procedures, corporate and business quality assurance manuals, health and safety procedures and environmental management procedures. These procedures are subject to review to ensure that improvements to enhance controls can be made.

- **Financial reporting**
  The Board approves a strategic plan and annual budgets for the Group. The financial performance of individual business segments is reported regularly and compared to annual budgets. We report to our shareholders on a half-yearly basis. Forecasts for the Group are updated and reviewed by the Board regularly.

- **Project and contract control**
  Procedures seek to ensure that risks are identified through the project lifecycle from bidding to completion. Regular review procedures are in place to ensure that issues are reported to the Board appropriately. A commercial risk and audit framework is in place that requires peer review to be carried out for all significant bids and opportunities or where significant investment decisions have to be taken.

- **Business conduct policy**
  The Board is responsible for the Group's business conduct policy. The Group believes that integrity is a fundamental prerequisite for successful business relationships, both internally and externally. Reputation, trust and confidence are essential elements that we seek to protect and enhance to the benefit of all with whom we have a relationship. The Group seeks to understand and meet its customers' needs, whilst seeking continuous improvement. Across the Group there are procedures in place that seek to underpin this approach. By so doing the Group aims to meet the needs of all stakeholders.

- **Individual business controls**
  Individual businesses and central corporate functions complete an annual self-certification statement. Responsible managers personally confirm the review of their systems of internal control and their compliance with Group policies. The statement also requires the reporting of any significant control issues that have emerged so that areas of Group concern may be identified, addressed and experience shared. The results of the process are reviewed by the Audit Committee and reported to the Board.

- **Functional reporting**
  The Board assesses the risks facing the business on an ongoing basis and has identified a number of other key areas that are subject to regular reporting to the Board such as human resources, health and safety, environment, tax and treasury.

- **Risk management review**
  The Board assesses risk management throughout the Group, aided by the Group Risk Committee and detailed reviews of internal controls and risk management. The Group risk management framework requires businesses to record formally all significant risks facing their business and detail the steps being taken to avoid or mitigate those risks. A summary of the key risks facing the Group is placed on risk registers which are reviewed regularly by the Audit Committee and the Board.

The Group maintains insurance policies to provide protection from losses arising through claims from clients. The adequacy of the Group's insurance cover, including arrangements within the captive insurance company, is reviewed by the Board annually.

- **Internal audit**
  The internal audit function undertakes a programme to address internal control and risk management processes with particular reference to the Turnbull report. Its conclusions are communicated to the relevant level of management and the function has a direct reporting responsibility to the Audit Committee.

C.3 Audit Committee and auditors

The Audit Committee currently comprises James Morley (committee chairman), Fiona Clutterbuck and Sir Peter Williams. All members of the committee are considered by the Board to be independent and to have recent and relevant financial experience. The committee's terms of reference are available for review on the Group's website. During the year the committee's activities have included:

- an assessment of the effectiveness of the Company's system of internal control, risk management process and the Group's employee disclosure arrangements
- a detailed review of the internal audit plan
- regular examination of the reports arising from the work undertaken by the internal audit function
- a review of the continued independence of the external auditors including their audit and non-audit work
- a review of the independent external auditors' audit plan and their findings in relation to the annual report and half-year report
- a review of the Company's draft annual report, half-year results and associated announcements focusing on key judgemental areas and accounting policies
- an appraisal of its own effectiveness and that of the internal and independent external auditors.

The committee meets the independent external auditors and head of internal audit privately at each scheduled meeting. The independent external auditors and head of internal audit also have unrestricted access to the committee and its chairman.

The committee monitors the cost-effectiveness of audit and non-audit work performed by the independent auditors and also considers the potential impact, if any, of this work on independence. Approval is required prior to them commencing any material non-audit work in accordance with Group policy. The policy identifies certain non-audit work that may be awarded with the approval of the executive directors whereas other work requires specific approval of the committee. The committee also regulates the appointment of former employees of the external audit firm to positions in the Group. The committee regularly reviews all fees for non-audit work paid to the independent external auditors. Details of these fees can be found in note 5 to the Financial Statements on page 82. During the year fees for non-audit work included work in respect of the Company's divestment of Lambert Smith Hampton. The impact of this work and the objectivity and independence of the independent external auditor was considered by the Board prior to their appointment and the engagement was held to be appropriate.

The independent external auditors also operate procedures designed to safeguard their objectivity and independence. These include the periodic rotation of audit partner, use of independent concurring partners, use of technical review panel (where appropriate) and annual independence confirmations by all staff. The independent external auditors report to the committee on matters including independence and non-audit work on an annual basis.

D. Relations with shareholders

D.1 Dialogue with institutional shareholders

The Board regards communication with shareholders as key. Relations with shareholders are managed mainly by the chief executive and group finance director. Meetings are held regularly throughout the year with institutional investors, fund managers and analysts. The Group's website contains information on current activities including the annual and half-year results presentations.

The chairman also writes to our institutional investors annually to reinforce our commitment to open, ongoing dialogue. The senior independent director and other non-executive directors, along with the chairman, make themselves available for meetings with major shareholders, the chairman particularly being available to discuss governance. This enables shareholders to take up with these individuals any issue they feel unable to raise with the chief executive or group finance director.

The non-executive directors are kept informed of the views of shareholders with the executive directors providing updates on investor meetings. The Group's broker provides briefings to the Board on shareholder opinions and compiles independent feedback from investor meetings.

D.2 Constructive use of the AGM

All our shareholders are invited to attend the Company's AGM, at which all directors are present. We seek to encourage shareholder participation by enabling proxy votes to be lodged online via our shareholder services portal, www.myatkinsshares.com

Statement of compliance with the Combined Code

Throughout the year ended 31 March 2008 the Company complied with the provisions of Section 1 of the Code.

Approved by the Board and signed on its behalf by

Richard Webster
Company Secretary
25 June 2008

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 (the Regulations). As required by the Regulations, a resolution to approve the report will be proposed at the Company's AGM at which the Financial Statements will be presented for approval.

This report has been divided into separate sections for unaudited and audited information. The Regulations require the independent auditors to report to our shareholders on the "audited information" section of this report and to state whether, in their opinion, that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations).

Unaudited information

Remuneration Committee
Our Remuneration Committee comprises Sir Peter Williams, Lord Boyce, James Morley and Ed Wallis. Sir Peter Williams, Lord Boyce and James Morley are independent non-executive directors. Ed Wallis, our chairman, was considered independent on his appointment as a director. The committee is chaired by Sir Peter Williams. Details of attendance at committee meetings can be found in Table 1 on page 51.

The committee reviews the remuneration policy for the chairman and executive directors and, more generally, the remuneration policy of the Group. It determines the level of remuneration, incentives and other benefits, compensation payments and terms of employment of the chairman and each executive director. The committee seeks to provide appropriate incentives to enhance performance and align the interests of the executive directors with those of shareholders. It also reviews the salaries and benefits of members of the Group Executive, the company secretary and other senior managers reporting directly to the chief executive. The terms of reference of the committee are available for review on the Company's website.

In determining remuneration, the committee consulted the chief executive, the Group HR director and, where required, the company secretary about its proposals. No director or senior manager participates in discussions about his own remuneration.

The committee appointed, and continued to use, Hewitt New Bridge Street (HNBS) to provide advice on structuring executive remuneration packages. HNBS does not provide any other services to the Group.

Remuneration policy
The objectives of the Group's remuneration policy are to attract, retain and incentivise management with the appropriate professional, managerial and technological expertise to realise our business objectives and to align their interests with those of our shareholders. We continue to strive to link payment to performance and thereby create a performance culture. A significant proportion of the executive directors' total remuneration is linked to performance through participation in the performance bonus plan and long-term share incentives.

To ensure that we offer the best available incentive to enhance shareholder value, the committee continued to assess the following constituent elements of the remuneration of the executive directors and review the same for members of the Group Executive and senior managers:

A. basic salary and other benefits;
B. performance bonus payments;
C. long-term share incentives;
D. all-employee share plan; and
E. retirement benefits.

A. Basic salary and other benefits
The committee reviews the basic salary of the executive directors, members of the Group Executive and senior managers annually to ensure they remain appropriate and competitive. A wide range of data is utilised, together with assistance from HNBS as appropriate.

In accordance with the Group's remuneration policy, Keith Clarke's salary was increased to £425,000 per annum, Robert MacLeod's was increased to £300,000 per annum and Alun Griffiths' salary was increased to £200,000. The increases, effective from 1 April 2008, followed a detailed review of market data.

Other benefits for executive directors include a car allowance or a car and payment of its operating expenses, life assurance and entitlement to a non-contributory private healthcare scheme.

B. Performance bonus payments
Executive directors were eligible to receive bonuses of up to 80% of their basic salary for achieving Group financial and individual performance targets in respect of the year ended 31 March 2008. The committee has the discretion to increase the bonus to pay out up to 100% of salary in exceptional circumstances. Following the exceptional performance of the Group, the committee has resolved to pay the maximum bonus of 100% of current salary to both Mr Clarke and Mr MacLeod. Mr Griffiths will receive a bonus of 82.5% of current salary.

The targets against which bonuses are paid include challenging financial objectives and consideration of Group performance in respect of health and safety and staff retention. Executive directors will be eligible to receive a bonus of 90% of their basic salary for on-target performance for the year ended 31 March 2009. The committee intends to conduct a thorough review of remuneration during the current financial year to determine what changes, if any, should be made to both the levels and structure of the total reward package of each executive director. This will include a review of bonus arrangements, including the bonus cap of 100% of salary, to provide sufficient flexibility to reward exceptional performance.

Executive directors are required to take one-third of any bonus in the form of an award over shares under the terms of the Atkins Deferred Bonus Plan (DBP). The DBP is designed to aid retention, with the award being subject to forfeiture on resignation within three years of grant. There are no further performance conditions once the award has been made. Dividends declared on DBP awards are rolled up and delivered to participants in cash on release of the award to align their interests further with those of shareholders. Members of the Group Executive must also take one-third of any bonus they receive via an award made under the Retention Bonus Plan (RBP) which is similar to the DBP but which allows for a shorter vesting period of two years.

Bonus awards are non-pensionable and non-contractual.

The Company's bonus and long-term incentive plans seek to provide executive directors and members of the Group Executive with the opportunity to increase overall remuneration levels to the upper quartile for comparable businesses but only following demanding performance targets being achieved.

C. Long-term share incentives

The Atkins Long Term Incentive Plan (LTIP) seeks to motivate and retain the executive directors, members of the Group Executive and other senior executives. Under the LTIP, awards to executive directors and members of the Group Executive are made on the following basis:

- 50% of the award is subject to the Company's total shareholder return (TSR) performance relative to the constituents of the FTSE 250 Index (excluding investment trusts) on the date of award. Full vesting is achieved if the Company ranks in the upper quartile, 30% for a median ranking, and pro rata vesting for intermediate performance. No vesting occurs for a ranking below median
- 50% of the award is subject to the Company's real growth in normalised earnings per share (EPS) over the performance period. An increase in EPS of more than 10% per annum above the UK retail price index (RPI) over the three year performance period enables the shares to vest in full; an increase of 4% per annum above the UK RPI will result in 30% of the shares vesting; no shares vest for an increase of less than 4% per annum above the UK RPI. Pro rata vesting operates for growth in EPS between 4% and 10% above the UK RPI.

Awards made to other participants are subject solely to the EPS condition as set out above.

Dividends declared on shares subject to LTIP awards are rolled up and delivered to executives in cash on release of the underlying award.

The Committee believes that EPS growth provides a closer 'line of sight' between management performance and reward than can be achieved via TSR alone.

This year the committee intends to make LTIP awards at around 100% of salary to the executive directors. As in 2007, the number of shares subject to the awards will be based on a share price determined as of the beginning of the financial year prior to the award date, a practice which the committee intends to continue to follow in future years. The upper limit in the LTIP is 150% of salary.

A full summary of the performance conditions attaching to existing share plan awards can be found in note 32 to the Financial Statements on page 105.

The Group encourages share ownership by its executives, and executive directors are encouraged to hold shares in the Company (either directly or through the DBP) equivalent to the level of their annual basic salary, based on the value of such shares at the time of their acquisition (or award), or their current market value from time to time, whichever is the higher.

D. All-employee share plan

The Company's Share Incentive Plan, as approved by HM Revenue and Customs, continues to be offered to all eligible UK employees, including the executive directors.

E. Retirement benefits

Pension and retirement benefits provided to the executive directors are comparable to those provided by other companies.

Performance graph

The Company's performance, measured by TSR, is compared with the performance of the FTSE 250 Index (excluding investment trusts) over the past five years. This is considered the most appropriate index against which to measure performance as the Company has been a member of the FTSE 250 for the majority of the five year period.

TSR performance over period 31.03.03 – 31.03.08



1000
800
600
400
200
0
Atkins
FTSE 250
2003
2004
2005
2006
2007
2008

TSR is defined as the return shareholders would receive if they held a notional number of shares and received dividends on those shares over a period of time. Assuming dividends are re-invested into the Company's shares, it measures the percentage growth in the Company's share price together with the value of any dividends paid.

External appointments

The Board recognises the benefit which we can obtain if our executive directors serve as non-executive directors of other companies. Subject to review in each case, the Board's general policy is that each executive director may accept one non-executive directorship with another FTSE 350 company from which any fees received may be retained. Robert MacLeod is currently a non-executive director of Aggreko plc and retains the fees payable, currently £36,000 per annum, in respect of this appointment.

Directors' contracts

Chairman and non-executive directors

The Chairman and non-executive directors have letters of appointment stating their annual fee and that their appointment is initially for a term of three years subject to satisfactory performance and their re-election at forthcoming AGMs. Their appointment may be terminated with six months written notice at any time. Table 1 summarises the dates of appointment and most recent re-election dates for the Chairman and each of the non-executive directors:

Table 1

Name of director	Date of appointment as a non-executive director	Date of last re-election at AGM
Lord Boyce	05.05.04	06.09.06
Fiona Clutterbuck	13.03.07	05.09.07
James Morley[1]	01.01.01	07.09.05
Raj Rajagopal[1]	24.06.08	n/a
Ed Wallis[1]	08.09.04	07.09.05
Sir Peter Williams	05.05.04	05.09.07

(1) Raj Rajagopal will stand for re-appointment and James Morley and Ed Wallis will stand for re-election at the AGM to be held on 3 September 2008.

Copies of the letters of appointment will be available for inspection prior to and during the AGM and are also available for inspection at the Company's registered office during normal business hours.

The remuneration of the chairman is determined by the committee. The remuneration of the non-executive directors is determined by the Board on the recommendation of the executive directors within the limits set out in the Articles of Association and on the basis of independent advice and the level of fees paid to non-executive directors of comparator companies. The annual fees are specific to each director reflecting their individual commitments to the Board and various Board committees. The current fee structure is shown in Table 2.

Table 2

Chairman fee[1]	£200,000
Basic annual fee[2]	£37,000
Committee chair annual fee	£6,000
Committee annual fee[3]	£3,000

(1) Increased from £165,000 with effect from 6 September 2007 and will be reviewed again in 3 years.
(2) Increased from £33,000 with effect from 1 April 2008.
(3) No fee is paid in respect of membership of the Nomination Committee.

The chairman and the non-executive directors are not eligible for pensions, share incentives, annual bonus or any similar payments other than out-of-pocket expenses in connection with the performance of their duties. The chairman and the non-executive directors do not participate in any meeting at which discussions in respect of matters relating to their own position take place.

Executive directors

The service agreements of the executive directors are summarised in Table 3.

Table 3	Notice period (months)	Contract date	Effective date of contract	Unexpired term of contract
Keith Clarke	12	12.09.03	01.10.03	Rolling contract
Alun Griffiths	12	18.04.07	13.03.07	Rolling contract
Robert MacLeod	12	14.07.04	23.06.04	Rolling contract

In the event of unsatisfactory performance, the notice period for the executive directors is reduced to three months. Their service agreements include a duty to mitigate loss where the agreement is terminated and any payment in lieu of notice may be reduced to take account of such mitigation. No service agreement provides for predetermined amounts of compensation in the event of early termination of service contracts.

The service agreements will terminate when the director reaches the retirement age as determined by the Board, which in normal circumstances is 60, and are otherwise terminable on giving 12 months notice. Copies of each director's service agreement will be available for inspection prior to and during the AGM and are also available for inspection at the Company's registered office during normal business hours.

Audited information

Directors' emoluments

The remuneration of each director, excluding long-term incentive awards and pensions, during the year ended 31 March 2008 is laid out in Table 4.

Table 4	Salary/ fees £000	Bonus[2] £000	Other benefits[3] £000	Other payments £000	Non-cash emoluments £000	Total 2008	Total 2007
Executive directors							
Keith Clarke	**403**	**283**	**15**	**101**[4]	**142**[5]	**944**	490
Alun Griffiths	**182**	**110**	**14**	–	**55**[5]	**361**	9[6]
Robert MacLeod	**273**	**200**	**15**	–	**100**[5]	**588**	244
Total executive directors	**858**	**593**	**44**	**101**	**297**	**1,893**	743
Chairman and non–executive directors							
Lord Boyce	**36**	–	–	–	–	**36**	36
Fiona Clutterbuck[1]	–	–	–	–	–	–	–
James Morley	**42**	–	–	–	–	**42**	42
Ed Wallis	**184**	–	**13**	–	–	**197**	158
Sir Peter Williams	**42**	–	–	–	–	**42**	42
Total chairman and non-executive directors	**304**	–	**13**	–	–	**317**	278

(1) Fiona Clutterbuck has elected to waive her fee in favour of a charity of her choice.
(2) Amounts payable in cash.
(3) Other benefits include such items as company cars or allowances, fuel and medical insurance.
(4) Keith Clarke is entitled to a pension payment equivalent to 25% of his salary. He elected to receive this entitlement as a taxable payment.
(5) Keith Clarke, Alun Griffiths and Robert MacLeod are required to take a minimum of one-third of their bonus payment in the form of a right to acquire shares under the DBP. Awards of shares to these values will be made following the announcement of the preliminary results pursuant to the rules of the DBP.
(6) Alun Griffiths was appointed as a director on 13 March 2007.

Retirement benefits

Keith Clarke has a contractual entitlement to receive an amount equivalent to 25% of his basic salary as a pension payment. He elected to receive this entitlement as an additional emolument and this is reported in Table 4.

Robert MacLeod also has a contractual entitlement to receive an annual amount equivalent to 25% of his basic salary towards his pension benefits. During the year the Company has made payments of £68,250 (2007: £57,500) into his personal pension plan.

Alun Griffiths is 53 and had completed 22 years service as at 31 March 2008. He was a member of a final salary arrangement until 30 September 2007 when the scheme was closed to future accrual. Since 1 October 2007 he has participated in a defined contribution arrangement on the same terms as other UK based staff. The value of his accrued benefit under the final salary arrangement at the start of the financial year was £54,471 per annum with a transfer value of the total accrued benefit of £564,869. His accrued pension increased by £9,482 per annum during the year. This sum will continue to increase in line with increases in Mr Griffiths' base salary. The transfer value of the increase in accrued benefit was £138,654. As at 31 March 2008, the value of his accrued benefit was £63,953 per annum, with a transfer value of the total accrued benefit of £703,523. The difference between the transfer values of the total accrued benefit at the beginning and end of the financial year, less his contributions, was £131,069. Under the defined contribution arrangement he receives an annual amount equivalent to 13% of his basic salary. This consists of a 10% ordinary employer contribution and a transitional employer contribution of 3% payable until 30 September 2010. The transitional contribution is payable to all members of the Atkins Pension Plan affected by the closure of their defined benefit accrual. During the year the Company has made payments of £10,980 (2007: £ nil) under Mr Griffiths' defined contribution arrangement.

All executive directors receive life assurance cover equal to four times their basic salary.

Directors' interests

The beneficial interests of the directors and their families in the ordinary shares of 0.5p each in the Company as at 31 March 2008 are shown in Table 5.

Table 5	At 25.06.08	At 31.03.08	At 31.03.07
Chairman and non-executive directors			
Lord Boyce	846	846	846
Fiona Clutterbuck	1,000	1,000	–
James Morley	3,750	3,750	1,250
Raj Rajagopal	–	n/a	n/a
Ed Wallis	2,500	2,500	1,000
Sir Peter Williams	2,500	2,500	2,500
	10,596	10,596	5,596
Executive directors			
Keith Clarke[1]	66,984	66,949	36,956
Alun Griffiths[1]	21,434	21,399	16,547
Robert MacLeod[1]	19,832	19,797	15,456
	108,250	108,145	68,959
Total	**118,846**	**118,741**	**74,555**

(1) Changes in directors' interests of Keith Clarke, Alun Griffiths and Robert MacLeod between 31 March and 25 June 2008 relate to shares acquired via the WS Atkins Share Incentive Plan.

Details of the directors' personal interests in the shares held by Employee Benefit Trusts as at 31 March 2008 are given in Table 6 below.

Table 6

	Plan name[1]	Award date	Number of shares under option at 01.04.07	Granted[3]	Exercised	Lapsed	Number of shares under option at 31.03.08	Market price on exercise (pence)	Mid-market price at date of grant (pence)	Gain on exercise (£)	First date of exercise/ end of performance condition	Date of lapse of option
Keith Clarke	LTIP[2]	01.10.03	95,000	–	28,500	66,500	–	1052.00	401.5	299,820	01.04.07	01.10.13
		25.06.04	20,000	–	–	–	20,000		586.5		01.04.08	25.06.14
		24.06.05	25,000	–	–	–	25,000		670.0		01.04.09	24.06.15
		11.09.06	47,500	–	–	–	47,500		837.0		11.09.09	11.09.16
		03.08.07	–	44,000	–	–	44,000		1035.0		03.08.10	03.08.17
	DBP	25.06.04	6,849	–	6,849	–	–	1052.00	586.5	72,051	25.06.07	25.06.14
		24.06.05	8,574	–	–	–	8,574		670.0		24.06.08	24.06.15
		29.06.06	6,401	–	–	–	6,401		826.0		29.06.09	29.06.16
Total			**209,324**	**44,000**	**35,349**	**66,500**	**151,475**			**371,871**		
Alun Griffiths	LTIP[2]	17.09.03	15,000	–	4,500	10,500	–	1007.67	401.5	45,345	01.04.07	17.09.13
		25.06.04	10,000	–	–	–	10,000		586.5		01.04.08	25.06.14
		24.06.05	10,000	–	–	–	10,000		670.0		01.04.09	24.06.15
		11.09.06	14,000	–	–	–	14,000		837.0		11.09.09	11.09.16
		03.08.07	–	18,000	–	–	18,000		1035.0		03.08.10	03.08.17
	DBP	26.08.02	1,663	–	–	–	1,663		289.0		26.08.05	26.08.12
		25.06.04	3,424	–	3,424	–	–	1068.50	586.5	36,585	25.06.07	25.06.14
		24.06.05	3,037	–	–	–	3,037		670.0		24.06.08	24.06.15
		29.06.06	3,099	–	–	–	3,099		826.0		29.06.09	29.06.16
		29.06.07	–	2,777	–	–	2,777		1022.0		29.06.10	29.06.17
Total			**60,223**	**20,777**	**7,924**	**10,500**	**62,576**			**81,930**		
Robert MacLeod	LTIP[2]	17.09.03	15,000	–	4,500	10,500	–	1052.00	401.5	47,340	01.04.07	17.09.13
		25.06.04	30,000	–	–	–	30,000		586.5		01.04.08	25.06.14
		24.06.05	10,000	–	–	–	10,000		670.0		01.04.09	24.06.15
		11.09.06	28,750	–	–	–	28,750		837.0		11.09.09	11.09.16
		03.08.07	–	30,000	–	–	30,000		1035.0		03.08.10	03.08.17
	DBP	25.06.04	2,625	–	2,625	–	–	1052.00	586.5	27,615	25.06.07	25.06.14
		24.06.05	4,287	–	–	–	4,287		670.0		24.06.08	24.06.15
		29.06.06	4,388	–	–	–	4,388		826.0		29.06.09	29.06.16
Total			**95,050**	**30,000**	**7,125**	**10,500**	**107,425**			**74,955**		
Aggregate gains on share options 2008										**528,756**		
Aggregate gains on share options 2007										–		

(1) Plan names: LTIP – Atkins Long Term Incentive Plan
DBP – Atkins Deferred Bonus Plan
(2) Subject to performance criteria described in note 32 to the Financial Statements.
(3) Following the exceptional write down in relation to Metronet, the Company's EPS for the financial year ended 31 March 2007 was (56.8)p. The consequence of this was that any LTIP awards made in 2007 would never be capable of vesting. Pursuant to the rules of the plan, the Remuneration Committee considered that it was appropriate to remove profit in respect of discontinued operations and the exceptional loss in respect of Metronet and that the EPS for the financial year ending immediately before the commencement of the performance period for the 2007 awards be deemed to be 57.3p.

Directors' share options and long term incentives

Directors' emoluments disclosed in Table 4 do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors which are set out in Table 6.

For each share under option that had not expired at the end of the financial year, the mid market price on 31 March 2008 was 1,051.0p and the highest and lowest mid market prices during the financial year were 1,227.0p and 945.5p respectively.

Approval

Approved by the Board and signed on its behalf by

Sir Peter Williams
Chairman of the Remuneration Committee
25 June 2008

Independent Auditors' Report to the Members of WS Atkins plc

We have audited the Group and Parent Company Financial Statements (the "Financial Statements") of WS Atkins plc for the year ended 31 March 2008 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Recognised Income and Expense and the related Notes. These Financial Statements have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Remuneration Report and the Financial Statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Financial Statements and the part of the Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Financial Statements give a true and fair view and whether the Financial Statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group Financial Statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Financial Statements. The information given in the Directors' Report includes that specific information presented in the Chairman's Statement, the Chief Executive's Statement, the Operating and Financial Review and the Corporate Responsibility Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Financial Statements. The other information comprises only the Financial Highlights, Group at a Glance, Atkins Business Segments, the Chairman's Statement, the Chief Executive's Statement, the Human Resources Review, the Operating and Financial Review, Corporate Responsibility Review, Board of Directors, Directors' Report, Corporate Governance Report, the unaudited part of the Remuneration Report, Five Year Summary and Investor Information. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the part of the Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements and the part of the Remuneration Report to be audited.

Opinion
In our opinion:

- the Group Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 March 2008 and of its profit and cash flows for the year then ended;

- the Parent Company Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the Parent Company's affairs as at 31 March 2008 and cash flows for the year then ended;

- the Financial Statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group Financial Statements, Article 4 of the IAS Regulation; and

- the information given in the Directors' Report is consistent with the Financial Statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
25 June 2008

Financial Statements

Consolidated Income Statement

	Notes	Group 2008 £m	Group 2007 £m
Continuing operations			
Revenue (Group and share of Joint Ventures)		**1,399.5**	1,240.3
Revenue	3	**1,313.6**	1,179.8
Cost of sales		**(834.1)**	(777.1)
Cost of sales – exceptional	9	**–**	(4.0)
Gross profit		**479.5**	398.7
Administrative expenses		**(392.8)**	(335.0)
Operating profit	5	**86.7**	63.7
Share of post-tax profit from Joint Ventures	4	**0.9**	2.8
Profit from operations		**87.6**	66.5
Finance income	7	**9.8**	9.0
Finance cost	7	**(5.5)**	(5.4)
Net finance income	7	**4.3**	3.6
Profit before taxation		**91.9**	70.1
Income tax expense	8	**(23.3)**	(16.4)
Income tax – exceptional	8,9	**–**	1.2
Profit for the year from continuing operations		**68.6**	54.9
Discontinued operations	10	**31.4**	(112.2)
Profit/(loss) for the year attributable to equity shareholders	33	**100.0**	(57.3)
Earnings per share			
From continuing and discontinued operations (total)			
Basic earnings/(loss) per share	12	**98.9p**	(56.8)p
Diluted earnings/(loss) per share	12	**97.2p**	(56.8)p
From continuing operations			
Basic earnings per share	12	**67.9p**	54.4p
Diluted earnings per share	12	**66.7p**	53.8p
Dividends			
Dividends recognised in the year – paid	11	**21.5p**	17.5p
Dividends relating to the year – proposed	11	**24.0p**	20.0p

The notes on pages 68 to 113 are an integral part of these Financial Statements.

Consolidated and Parent Company Statements of Recognised Income and Expense

For the year ended 31 March 2008

		Group		Company	
	Notes	**2008 £m**	2007 £m	**2008 £m**	2007 £m
Actuarial gain on retirement benefit liabilities	29	**6.4**	31.3	**-**	–
Share of Joint Venture equity items	33	**0.2**	7.5	**-**	–
Tax on items charged to equity	8c	**(7.8)**	(8.5)	**-**	–
Cash flow hedges	27	**(0.8)**	(0.1)	**-**	–
Net differences on exchange	33	**3.3**	(0.1)	**-**	–
Net income recognised directly to equity		**1.3**	30.1	**-**	–
Profit/(loss) for the year		**100.0**	(57.3)	**68.7**	4.9
Total recognised income and expense for the year attributable to equity shareholders		**101.3**	(27.2)	**68.7**	4.9

The notes on pages 68 to 113 are an integral part of these Financial Statements.

Introduction

Reviews

Governance

Financial Statements

Investor Information

Consolidated and Parent Company Balance Sheets

As at 31 March 2008

		Group		Company	
		2008	2007	**2008**	2007 Restated
	Notes	**£m**	£m	**£m**	£m
Assets					
Non-current assets					
Goodwill	14	**56.7**	64.8	**–**	–
Other intangible assets	16	**10.9**	9.4	**–**	–
Property, plant and equipment	17	**45.6**	46.2	**–**	–
Investments in subsidiaries	18	**–**	–	**130.8**	98.3
Investments in Joint Ventures	4	**4.2**	(26.0)	**–**	–
Deferred income tax assets	19	**69.6**	89.8	**–**	–
Other receivables	20	**5.7**	0.1	**5.6**	–
		192.7	184.3	**136.4**	98.3
Current assets					
Inventories	21	**0.3**	0.4	**–**	–
Trade and other receivables	22	**299.7**	284.0	**8.4**	8.5
Financial assets at fair value through profit or loss	23	**29.7**	49.6	**–**	–
Cash and cash equivalents	24	**154.5**	187.7	**7.1**	–
		484.2	521.7	**15.5**	8.5
Liabilities					
Current liabilities					
Borrowings	25	**(7.8)**	(3.7)	**–**	–
Trade and other payables	26	**(415.4)**	(418.6)	**(25.0)**	–
Derivative financial instruments	27	**(0.9)**	(0.1)	**–**	–
Current income tax liabilities		**(26.8)**	(28.3)	**–**	–
Provisions for other liabilities and charges	28	**(4.3)**	(8.7)	**–**	–
		(455.2)	(459.4)	**(25.0)**	–
Net current assets/(liabilities)		**29.0**	62.3	**(9.5)**	8.5
Non-current liabilities					
Borrowings	25	**(13.6)**	(34.5)	**–**	–
Provisions for other liabilities and charges	28	**(13.5)**	(14.3)	**–**	–
Retirement benefit liabilities	29	**(213.1)**	(250.1)	**–**	–
Other non-current liabilities	30	**(4.9)**	(23.8)	**–**	–
		(245.1)	(322.7)	**–**	–
Net (liabilities)/assets		**(23.4)**	(76.1)	**126.9**	106.8
Capital and reserves					
Ordinary shares	31	**0.5**	0.5	**0.5**	0.5
Share premium account	33	**62.4**	62.4	**62.4**	62.4
Merger reserve	33	**8.9**	8.9	**8.9**	8.9
Retained (loss)/earnings	33	**(95.2)**	(147.9)	**55.1**	35.0
Equity shareholders' (deficit)/funds		**(23.4)**	(76.1)	**126.9**	106.8

Keith Clarke
Director

Robert MacLeod
Director

Approved by the Board on 25 June 2008.

The notes on pages 68 to 113 are an integral part of these Financial Statements.

Consolidated and Parent Company Cash Flow Statements

	Notes	Group 2008 £m	Group 2007 £m	Company 2008 £m	Company 2007 £m
Cash flows from operating activities					
Cash generated from operations	34	**80.9**	93.9	**55.7**	17.7
Interest received		**9.7**	8.9	**0.2**	–
Interest paid		**(3.3)**	(2.1)	**–**	–
Income tax (paid)/received		**(14.7)**	4.9	**–**	–
Discontinued operations	10	**0.3**	10.8	**–**	–
Net cash generated from operating activities		**72.9**	116.4	**55.9**	17.7
Cash flows from investing activities					
Distributions received from Joint Ventures		**2.5**	1.7	**–**	–
Investments in Joint Ventures		**(0.9)**	–	**–**	–
Investments in subsidiary companies		**–**	–	**(54.5)**	–
Acquisition of subsidiaries					
– Consideration	15	**(6.4)**	(29.6)	**–**	–
– Cash acquired	15	**0.7**	3.4	**–**	–
Dividend income received		**–**	–	**10.9**	–
Purchases of property, plant and equipment		**(18.9)**	(16.2)	**–**	–
Proceeds from disposals of property, plant and equipment		**1.0**	0.6	**–**	–
Proceeds from disposals of investments in subsidiaries		**–**	–	**50.6**	–
Financial assets		**19.9**	(8.8)	**–**	–
Purchases of intangible assets		**(7.8)**	(8.6)	**–**	–
Discontinued operations	10	**(17.3)**	(20.5)	**–**	–
Net cash (used in)/generated from investing activities		**(27.2)**	(78.0)	**7.0**	–
Cash flows from financing activities					
Repayment of short-term loans		**(0.2)**	(2.7)	**–**	–
Repayment of long-term loans		**(17.6)**	(1.6)	**–**	–
Finance lease principal payments		**(4.4)**	(2.8)	**–**	–
Sales of own shares by Employee Benefit Trusts		**–**	0.1	**–**	–
Share buyback		**(34.0)**	–	**(34.0)**	–
Equity dividends paid to shareholders	11	**(21.8)**	(17.7)	**(21.8)**	(17.7)
Discontinued operations	10	**(0.3)**	(1.2)	**–**	–
Net cash used in financing activities		**(78.3)**	(25.9)	**(55.8)**	(17.7)
Net (decrease)/increase in cash, cash equivalents and bank overdrafts		**(32.6)**	12.5	**7.1**	–
Cash, cash equivalents and bank overdrafts at beginning of year		**187.7**	177.4	**–**	–
Exchange movements		**(0.6)**	(2.2)	**–**	–
Cash, cash equivalents and bank overdrafts at end of year	24	**154.5**	187.7	**7.1**	–

The notes on pages 68 to 113 are an integral part of these Financial Statements.

1. Accounting policies

WS Atkins plc is a public limited company registered and domiciled in the UK. Its registered office is Woodcote Grove, Ashley Road, Epsom, Surrey KT18 5BW, England.

Basis of preparation
The consolidated Financial Statements of WS Atkins plc have been prepared in accordance with EU-adopted International Financial Reporting Standards (IFRSs), IFRIC interpretations and the Companies Act 1985 applicable to companies reporting under IFRS. The consolidated Financial Statements have been prepared under the historical cost convention, as modified by the valuation of pensions, share-based payments and financial assets and financial liabilities (including derivative instruments).

The preparation of Financial Statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Material estimates applied across the Group's businesses and Joint Ventures are reviewed to a common standard and adjusted where appropriate to ensure that consistent treatment of similar and related issues that require judgement is achieved upon consolidation. Any revisions to estimates are recognised prospectively.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated Financial Statements, are disclosed on page 36 of the Operating and Financial Review.

The Group has adopted IFRS 7, *Financial Instruments: Disclosures* and has included additional disclosures and detail for the current and comparative period.

The Group and Company has adopted IFRIC 11, IFRS 2 – *Group and Treasury Share Transactions*. The adoption of this IFRIC had no effect on the Group.

Basis of consolidation
The accounting policies have been consistently applied to all the periods presented including the application of new IFRS standards and interpretations.

The Consolidated Income Statement and balance sheet include the accounts of the Company, its subsidiary undertakings and its share of Joint Ventures. The results of the subsidiary undertakings acquired during the year are included in the income statement from the date of acquisition. The results of subsidiary undertakings disposed of during the year are included in the income statement up to the date of disposal.

Subsidiaries are entities that are directly or indirectly controlled by the Group. Control exists where the Group has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Where subsidiaries adopt accounting policies that are different from the Group, their reported results are restated to comply with the Group's accounting policies. All intra-group transactions and balances are eliminated on consolidation. Where subsidiaries do not adopt accounting periods that are coterminous with the Group's, results and net assets are based upon accounts drawn up to the Group's accounting reference date based on unaudited accounts.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred.

The accounts of the Employee Benefit Trusts (EBTs) are incorporated into the results of the Group as, although they are administered by independent Trustees and their assets are held separately from those of the Group, in practice the Group's advice on how the assets are used for the benefit of employees is normally accepted. The Group bears the major risks and rewards of the assets held by the EBTs until the shares vest unconditionally with the employees. Shares in WS Atkins plc held by the EBTs are shown as a reduction in retained loss/earnings. Other assets and liabilities held by the EBTs are consolidated with the assets of the Group.

Foreign currency transactions and translation
Functional and presentation currency
Items included in the Financial Statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated Financial Statements are presented in pounds sterling (£), which is the Company's and Group's functional and presentation currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Group companies
Assets and liabilities of overseas subsidiaries are translated at the closing rates of exchange at the balance sheet date. Trading results of overseas subsidiaries are translated at average rates of exchange. Differences resulting from the retranslation of opening net assets and results for the period at closing rates are taken to the statement of recognised income and expense.

Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

The Group is organised into six operating segments for management purposes, reflecting its key markets and service offerings. The segments are Design and Engineering Solutions; Highways and Transportation; Rail; Middle East, China and Europe; Management and Project Services; and Asset Management. The continuing elements of the former Equity Investment segment are now shown within Asset Management. These segments form the basis for reporting the Group's primary segment information as it is the main determinant of the Group's risks and returns. The basis for reporting the secondary segment information is the geographical sectors of the United Kingdom, other European countries, Middle East, North America and Asia Pacific. These represent the Group's most significant geographical sectors. The majority of central costs are allocated to segments based on revenue or utilisation of resource. All revenue relates to revenue from services.

Inter-segment transfers and transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Revenue
Revenue from long-term contracts comprises the value of work performed during the period calculated in accordance with the Group's policy for contract accounting set out below. Revenue from other contract activities represents fee income receivable in respect of services provided during the period.

Under certain services contracts, the Group manages customer expenditure and is obliged to purchase goods and services from third-party contractors and recharge them on to the customer at cost. The amounts charged by contractors and recharged to customers are excluded from revenue and cost of sales where the Group is acting as an agent. Receivables, payables and cash relating to these transactions are included in the Group balance sheet.

Revenue recognition and contract accounting
The value of contract work in progress comprises the costs incurred on contracts plus an appropriate proportion of overheads and attributable profit. Fees invoiced on account are deducted from the value of work in progress and the balance is separately disclosed in trade and other receivables as amounts recoverable on contracts, unless such fees exceed the value of the work in progress on any contract when the excess is separately disclosed in trade and other payables as fees invoiced in advance.

Profit is recognised on a percentage completion basis when the outcome of a contract or project can be reasonably foreseen. Provision is made in full for estimated losses. Where the outcome of a contract cannot be reasonably foreseen, profit is taken on completion. Where contracts span two or more accounting periods, profit is not generally recognised until the contract is 50% complete.

Revenue recognition on outsourcing contracts is determined by reference to the proportion of the annual service delivered to date. Where the costs of obligations in relation to the non-renewal or termination of a contract are higher in the final period of the contract a proportion of revenue is deferred each period to meet these anticipated costs. Full provision is made for losses on outsourcing contracts if the forecast costs of fulfilling the contract throughout the contract period exceed the forecast income receivable. In assessing the amount of the loss to provide on an outsourcing contract, account is taken of the Group's share of the forecast results from any Joint Ventures which the contract is servicing.

Interest income is recognised on a time-apportionment basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

Dividend income is recognised when the right to receive payment is established.

Pre-contract costs
The Group accounts for all pre-contract costs in accordance with IAS 11, *Construction contracts*. Costs incurred before it becomes probable that a contract will be obtained are charged to expenses. Directly attributable costs incurred after that point are recognised in the balance sheet and charged to the income statement over the duration of the contract or, in the case of PPP/PFI concessions, over the same period as the Group's interest in any Special Purpose Company (SPC) charges the equivalent capitalised amounts to the income statement.

Bid recovery fees are deferred and credited to the income statement over the duration of the contract or, in the case of PPP/PFI concessions, over the same period as the Group's interest in any SPC charges the equivalent capitalised amounts to the income statement. Where the Group's interest in any SPC reduces, the deferred bid recovery fees are credited to the income statement in proportion to the reduction of the Group's interest.

Exceptional items
Where certain expense or revenue items recorded in a period are material by their size or incidence, the Group reflects such items as exceptional items and these are shown separately in the income statement.

Exceptional items are also summarised by class in the segmental analyses, excluding those that relate to interest and tax.

Retirement benefit schemes
The Group operates defined contribution and defined benefit pension schemes which require payments to be made into separately administered funds. For defined benefit schemes, regular valuations are prepared by independent professionally qualified actuaries to determine the level of contributions required to fund the benefits set out in the scheme rules.

The Group accounts for pensions in accordance with IAS 19, *Employee benefits*. The cost of the defined contribution schemes is charged to operating profit as incurred. The cost of the defined benefit schemes is charged as follows:

- the current service cost incurred during the period to provide retirement benefits to employees is charged to operating profit;
- gains or losses arising from settlements or curtailments not covered by actuarial assumptions are included in operating profit;
- a charge representing the expected increase in scheme liabilities is included in net finance costs. This is based on the present value of scheme liabilities at the beginning of the period; and
- a credit representing the expected return on scheme assets is included within net finance costs. This is based on the market value of the assets of the schemes at the start of the period allowing for expected cash flows during the period.

For defined benefit schemes, differences between actual and expected returns on assets during the period are recognised immediately in the statement of recognised income and expense, together with differences arising from changes in assumptions. The difference between the market value of scheme assets and the present value of scheme liabilities is recognised as a retirement benefit asset or liability on the consolidated balance sheet. To the extent that it is recoverable, any related deferred tax asset or liability is included in the relevant category of receivable/payable.

The Group has elected to recognise actuarial gains and losses in full as they arise through retained loss/earnings.

Share-based payments
In accordance with IFRS 2, *Share-based payments*, the cost of share-based payments awarded after 7 November 2002 is charged to the income statement over the performance and vesting periods of the instruments. The cost is based on the fair value of the awards made at the date of grant adjusted for the number of awards expected to vest. In accordance with the transitional provisions within IFRS 2, no charge is made in respect of instruments awarded before 7 November 2002. The credits associated with the amounts charged to the income statement are included in retained earnings/loss until the awards are exercised. Where awards are settled by new issue shares any proceeds received in respect of share options are credited to share capital and share premium. Where awards are settled in shares held by the EBTs any proceeds are credited to retained earnings/loss.

Share awards are granted by the Parent Company to employees of its subsidiaries. The Company charges to cost of investment in subsidiaries an amount equivalent to the annual IFRS 2 charge, with an equivalent credit to reserves in accordance with IFRIC 11, *Group and Treasury Share Transactions*.

Joint Ventures
In accordance with IAS 31, *Interests in Joint Ventures*, the Group accounts for Joint Ventures under the equity method of accounting. The Group's share of a Joint Venture's profit after tax is included from the date on which the Group acquires joint control. Within the consolidated balance sheet the investment is recorded at cost (classified as a non-current asset) and subsequently adjusted to reflect the Group's share of the movements in the Joint Venture's net assets post-acquisition.

The results, assets and liabilities of Joint Ventures are stated in accordance with Group accounting policies. Where Joint Ventures adopt accounting policies that are different from the Group, their reported results are restated to comply with the Group's accounting policies.

Where Joint Ventures do not adopt accounting periods that are coterminous with the Group's, results and net assets are based upon unaudited accounts drawn up to the Group's accounting reference date.

PPP/PFI concessions
Assets constructed by PPP/PFI concession companies are classified in the accounts of the Joint Ventures as financial assets or intangible assets, depending on whether the grantor or user has the primary responsibility to pay the operator for the concession services. To date all of the Group's PPP/PFI concession assets have been classed as financial assets.

The financial asset represents an interest-bearing, long-term receivable. The cost of the financial asset at any one time is equal to the accumulated value of service delivery plus accumulated interest charged to the financial asset less amounts received to date.

The financial asset is measured at fair value. Where it is classed as a loan receivable any movement in fair value is taken to the income statement. Where it is classed as available for sale any movement in fair value is taken to reserves.

Revenue is recognised at the fair value of the consideration received for goods and services provided in the normal course of business net of value added tax rebates and discounts. Revenue from contracting activities represents the value of work carried out during the year including amounts not invoiced. Interest income is accrued on a time basis by reference to the principal outstanding and the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying value amount.

Where the outcome of a construction contract can be measured reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date as measured by the contract costs incurred. Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent that it is probable that contract costs incurred will be recovered.

When it is probable that the total contract costs will exceed total contract revenue, the expected resultant loss is recognised as an expense immediately.

Income tax
Current and deferred income tax are recognised in the income statement for the period except where the taxation arises as a result of a transaction or event that is recognised directly in equity. Income tax arising on transactions or events recognised directly in equity is charged or credited directly to equity.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated Financial Statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and Joint Ventures.

Intangible assets
Goodwill
Goodwill is stated at cost less impairment. Prior to 1 April 2004, goodwill was amortised over its estimated useful economic life. Amortisation ceased on 1 April 2004 and the carrying value of existing goodwill was frozen at that date and subject to annual impairment review.

On acquisition of a business, fair values are attributed to the assets, liabilities and contingent liabilities of the acquired business at the date of acquisition. Goodwill arises when the fair value of the consideration given for a business exceeds the fair value of the net assets. In accordance with IFRS 3, Business combinations, goodwill arising on acquisitions is capitalised and is subject to impairment review both annually and when there are indications that the carrying value may not be recoverable.

Goodwill that arose prior to 1 April 1997 was written off to retained earnings/loss. Profit or loss on disposal of the underlying businesses to which this goodwill related will not include goodwill previously recorded as a deduction from equity.

Acquired customer relationships
Acquired customer relationships consist of intangible assets arising on the consolidation of recently acquired business, principally future order books, that do not appear within the balance sheet of the acquired entity itself, and which are separable from goodwill in accordance with IFRS 3, *Business Combinations* and IAS 38, *Intangible Assets*. Customer relationships are amortised on a straight-line basis over their useful economic lives of between one and three years.

Corporate information systems
In accordance with IAS 38, *Intangible assets*, the Group's corporate information systems are treated as an intangible asset. Costs included are those directly attributable to the design, construction and testing of new systems (including major enhancements and internally generated costs) from the point of inception to the point of satisfactory completion where the probable future economic benefits arising from the investment could be assessed with reasonable certainty at the time the costs are incurred. Maintenance and minor modifications are expensed in the income statement as incurred. The corporate information systems are amortised on a straight-line basis over their estimated useful economic life of six years.

Software licences
Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised on a straight-line basis over their useful lives of between two and five years.

Property, plant and equipment
Property, plant and equipment is carried at cost less accumulated depreciation and impairment. Cost comprises purchase price after discounts and rebates plus all directly attributable costs of bringing the asset to working condition for its intended use.

Property, plant and equipment is depreciated on a straight line basis calculated at annual rates to write off the cost less residual value of each asset over the term of its estimated useful economic life as follows:

Freehold buildings	10 to 50 years
Short leasehold	over the life of the lease
Plant and machinery	3 to 10 years
Special purpose industrial motor vehicles	3 to 12 years
Other motor vehicles	3 to 4 years
Information technology	2½ to 5 years

No depreciation is provided in respect of freehold land.

The directors annually review the estimated useful economic lives and residual values of property, plant and equipment.

Impairment
Assets that have an indefinite useful life are not subject to amortisation and are reviewed for impairment annually and when there are indications that the carrying value may not be recoverable. Assets that are subject to amortisation are reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Investments in subsidiaries
Investments in subsidiaries are stated at cost less impairments.

Financial assets
The Group classifies its financial assets into the following two categories: at fair value through profit or loss and loans and receivables.

Financial assets at fair value through profit or loss
These include fixed interest securities, floating rate notes and certificates of deposit which are valued at bid price quoted on a recognised stock exchange. Debt securities issued at a significant discount to the maturity value are valued at cost plus amortised discount over the life of the security. Also included are restricted cash deposits where withdrawals are restricted under contractual arrangements. Changes in fair value are recognised in the income statement.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included within current assets except where the maturity is greater than 12 months after the balance sheet date in which case they are included as non-current assets. The Group's loans and receivables consist of trade and other receivables and cash and cash equivalents, which are shown separately within the balance sheet. Trade receivables are recognised at original invoice amount less provision for impairment, which, due to their short-term nature, approximates to their fair value.

Other receivables include loan notes receivable in respect of disposals, which are measured at amortised cost using the effective interest method less any provision for impairment. This valuation approximates to their fair value.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. Any impairment is charged to the income statement. Impairment testing for trade receivables is described below in the accounting policy paragraph relating to trade receivables.

Inventories
Inventories are stated at cost less impairment. Cost is calculated on a first-in, first-out basis.

Trade receivables
Trade receivables are recognised at original invoice amount. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand, demand deposits and short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Derivative financial instruments and hedge accounting
Derivative financial instruments are initially accounted for and measured at fair value on the date a contract is entered into and are subsequently re-measured at fair value.

Where a derivative is designated as a fair value hedge and is assessed as being effective in accordance with IAS 39 *Financial Instruments: Recognition and Measurement*, the gain or loss on re-measurement is recognised in the income statement together with the corresponding changes in the fair value of the hedged item that are attributable to the hedged risk.

Where a derivative is designated as a cash flow hedge and is assessed as being effective in accordance with IAS 39, the gain or loss on re-measurement is recognised in equity. Amounts accumulated in equity are transferred to the income statement when the underlying transaction being hedged occurs or, if the transaction results in the creation of a non-financial asset or liability, are included in the initial cost of the asset or liability.

Where the derivative is designated as a hedge in the net investment in a foreign operation and is assessed as being effective in accordance with IAS 39, the gain or loss on re-measurement is recognised in equity. Amounts accumulated in equity are transferred to the income statement on disposal of the foreign operation. Similar treatment is applied where the hedge of a net investment in a foreign operation is a non-derivative financial instrument such as a foreign currency loan.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Lease obligations
Finance leases
Lease arrangements that transfer substantially all the risks and rewards of ownership to the lessee are treated as finance leases. Assets held under finance leases are capitalised within property, plant and equipment and depreciated over the shorter of the lease term and the useful life of the asset. A liability is recognised for the present value of the minimum lease payments within current and/or non-current liabilities as appropriate. Rental payments are apportioned between capital and interest expense to achieve a constant rate of interest charge on the outstanding obligation.

Where the Group acts as a lessor in a finance lease, receivables under finance leases represent outstanding amounts due under these agreements less finance charges allocated to future periods. Finance lease interest is recognised over the primary period of the lease so as to produce a constant rate of return on the net cash investment.

Operating leases
Where the Group acts as lessee in an operating lease arrangement, the lease payments are charged as an expense to the income statement on a straight-line basis over the lease term. Lease incentives received are also recognised on a straight-line basis over the lease term.

Where the Group acts as lessor in an operating lease arrangement, rental income from operating leases is accounted for on a straight-line basis over the period of the lease. Lease incentives provided are also recognised over the lease term on a straight-line basis.

Trade payables
Trade payables are recognised at original invoice amount.

Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Provisions for other liabilities and charges
Onerous contract provisions are recognised for losses on contracts where the forecast costs of fulfilling the contract throughout the contract period exceed the forecast income receivable. In assessing the amount of the loss to provide on any contract, account is taken of the Group's share of the forecast results from any Joint Ventures which the contract is servicing. The provision is calculated based on discounted cash flows to the end of the contract.

Vacant property provisions are recognised when the Group has committed to a course of action that will result in the property becoming vacant. The provision is calculated based on discounted cash flows to the end of the lease.

Application of new IFRS standards and interpretations
(a) Standards, amendments and interpretations effective in current financial year but not relevant
The following standards, amendments and interpretations are effective in the current year but are not relevant to the Group's activities:

- IFRS 4, *Insurance contracts*;
- IFRIC 7, *Applying the restatement approach under IAS 29, Financial reporting in hyper-inflationary economies*;
- IFRIC 8, *Scope of IFRS 2*;
- IFRIC 9, *Re-assessment of embedded derivatives*; and
- IFRIC 10, *Interim financial reporting and impairment.*

(b) Standards that are not yet effective and have not been early adopted by the Group

- IFRS 2, *Share-based payments* – clarification of share vesting conditions (effective for annual periods beginning on or after 1 January 2009), is not expected to have any significant impact on the results of the Group;
- IFRS 3 (revised), *Business combinations* (effective for annual periods beginning on or after 1 July 2009), will impact the calculation of consideration and goodwill for future acquisitions, as transaction costs will be expensed and some contingent payments will be re-measured at fair value through the income statement. If this was early adopted, £0.7m of goodwill currently capitalised would have been expensed through the income statement in the period;
- IFRS 8, *Operating segments* (effective for accounting periods beginning on or after 1 January 2009) replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, Disclosures about segments of an enterprise and related information. The new standard uses a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply IFRS 8 from 1 April 2009 but it is not expected to have a significant impact on the Group's accounts;
- IAS 1 (revised), *Presentation of Financial Statements* (effective for annual periods beginning on or after 1 January 2009), is not expected to have any significant impact on the results of the Group;
- IAS 23, *Borrowing costs* (effective from 1 January 2009). The amendment to the standard is still subject to endorsement by the EU. It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The group will apply IAS 23 (Amended) from 1 April 2009, subject to endorsement by the EU but is currently not applicable to the Group or Company as there are no qualifying assets;
- IAS 27 (revised), *Consolidated and separate Financial Statements* (effective for annual periods beginning on or after 1 January 2009), is not expected to have any significant impact on the results of the Group; and
- IAS 32, *Financial instruments and IAS 1, Presentation of Financial Statements*, (effective from 1 January 2009). The amendment requires entities to classify certain types of financial instruments as equity, provided they have particular features and meet specific specified conditions. The Group will apply these amendments from 1 January 2009 but it is not expected to have a significant impact on the Group's accounts.

(c) Interpretations to existing standards that are not yet effective and have not been early adopted by the Group
The following interpretations to existing standards have been published that are mandatory for later accounting periods and the Group has not early adopted:

- IFRIC 14, IAS 19, *The limit on a defined benefit asset*, minimum funding requirements and their interaction (effective for accounting periods beginning on or after 1 January 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Group will apply IFRIC 14 from 1 April 2008, but it is not expected to have any impact on the Group's or Company's accounts based on current IAS 19 assumptions.

(d) Interpretations to existing standards that are not yet effective and not relevant for the Group's operations
The following interpretations to existing standards have been published that are mandatory for later accounting periods but are not relevant for the Group's operations:

- IFRIC 13, *Customer loyalty programmes* (effective for annual periods beginning on or after 1 July 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the Group or Company's operations because none of the Group's companies operate any loyalty programmes.

(e) Interpretations to existing standards that are not yet effective and the principles have been applied by the Group
The following interpretations to existing standards have been published that are mandatory for later accounting periods and the Group has applied the principles early:

- IFRIC 12, *Service Concession Arrangements* which outlines an approach to account for contractual arrangements arising from entities providing public services.

2. Financial risk management

Risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

These policies are further described within the Treasury Policies and Objectives section of the Operating and Financial Review.

Where individual sensitivities are disclosed below, all other variables are held constant.

a) Market risk

i) Foreign exchange risk
The Group operates in a number of international territories. Each business undertakes a large proportion of its commercial transactions within its local market and in its local functional currency. Foreign exchange risk arises from the small proportion of commercial transactions undertaken in currencies other than the local functional currency, from financial assets and liabilities denominated in currencies other than the local functional currency and on the Group's net investments in foreign operations.

Group policy is for each business to undertake commercial transactions in its own functional currency whenever possible. When this is not possible, the Group manages its foreign exchange risk from future commercial transactions using appropriate derivative contracts arranged via Group Treasury. Cash flows are reviewed on a monthly basis throughout the duration of future projects and the future cover amended as appropriate.

Trade receivables and payables denominated in currencies other than the local functional currency arise from commercial transactions and are therefore largely hedged as part of the process described above. Remaining financial assets and liabilities denominated in currencies other than the local functional currency include bank accounts, loans and intercompany funding balances. These are unhedged with the exception of balances that are themselves designated as hedging instruments used to hedge the Group's net investment in foreign operations.

The Group's primary exposure to foreign exchange rate risk on unhedged financial instruments arises mainly in respect of movements between the US dollar (including dollar-pegged currencies) and sterling and between the euro and sterling. At 31 March 2008, if sterling had strengthened/weakened by 9% against the US dollar then profit after tax would be lower/higher by approximately £0.3m (2007: £0.2m) and equity would be £0.3m lower/higher (2007: £0.2m). If sterling had strengthened/weakened by 20% against the euro then profit after tax would be lower/higher by approximately £1.3m (2007: £0.4m) and equity would be £1.3m lower/higher (2007: £0.4m).

The Group's investments in foreign operations are subject to foreign currency translation risk. A proportion of this risk has been managed by taking out foreign currency loans in the relevant currency and, in one instance, by maintaining a substantial sterling bank account balance in the local business. Following a review of hedging policy undertaken during the year, it was decided not to hedge the Group's net investment in foreign operations and as a consequence the foreign currency loans were repaid.

ii) Interest rate risk
The Group's exposure to interest rate risk arises from loan notes, cash and cash equivalents and financial assets at fair value through profit or loss which are all interest bearing, offset in part by interest bearing borrowings. The majority of items included in the above are at floating rates of interest or fixed deposits for periods of less than six months; changes in the interest rate result in changes in interest related cash flow. No interest rate hedging is currently undertaken by the Group or its subsidiaries. If interest rates for the year to 31 March 2008 were 10 basis points higher/lower, then profit after tax for the year would have been approximately £0.1m (2007: £0.1m) higher/lower, principally due to increased interest received on short-term bank deposits.

iii) Price risk
The Group does not have any equity securities in its balance sheet and is not materially exposed to commodity price risk. Certain longer term project and framework contracts include indexation clauses that are applied to unit rates to offset the effect of inflation on input costs over the duration of the agreement. The Group is exposed to price risk to the extent that inflation differs from the index used and forecast project outcomes that form the basis of revenue recognition include an estimate of this risk where it is present.

b) Credit risk
Credit risk is the risk that the Group will suffer financial loss as a result of counterparties defaulting on their contractual obligations. The risk arises on financial instruments at fair value through profit or loss, cash and cash equivalents and trade and other receivables, with the maximum exposure to risk equivalent to 100% of the carrying value disclosed in the Group's balance sheet at 31 March. The Group does not hold any collateral as security. The majority of the Group's cash deposits are placed with its relationship banks, which carry at least an AA credit rating. For deposits and money-market investments placed with banks and financial institutions, only independently rated parties with a minimum rating of A are accepted. Investments carry a minimum credit rating of A1/P1. Cash and investments are not concentrated with any one counterparty.

For trade and other receivables, an assessment of credit quality of the customer is made where appropriate using a combination of external rating agencies, past experience and other factors. In circumstances where credit information is unavailable or poor, the risk is mitigated by use of advance payments and, by exception, through credit risk insurance. Group policy is not to apply individual credit limits, although exposure and payment performance are monitored closely both at individual project and client level, with a series of escalating debt recovery actions taken where necessary. The Group's customer base is broad and dispersed; there are no concentrations of credit risk that would cause concern.

c) Liquidity risk
The Group funds its activities through cash generated from its operations and, where necessary, bank borrowings and finance leases. The Group's banking facilities include cash facilities and bank guarantees. Cash flow forecasts are prepared covering various periods from short to long-term to ensure that sufficient funds are available to meet the Group's commitments as they fall due.

The table below analyses the maturity profile of the Group's non-derivative financial liabilities. Figures shown are undiscounted.

2008	**On demand or within 1 year**	**Between 1 and 2 years**	**Between 2 and 5 years**	**Over 5 years**	**Discount**	**Carrying value**
Hire purchase and finance leases	**4.4**	**4.7**	**5.3**	**1.8**	**(2.2)**	**14.0**
Loan notes	**4.3**	**2.9**	**0.7**	–	**(0.5)**	**7.4**
Trade payables	**52.0**	–	–	–	–	**52.0**

2007	On demand or within 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Discount	Carrying value
Bank loans	–	17.3	–	–	–	17.3
Hire purchase and finance leases	3.9	4.6	8.1	0.4	(2.3)	14.7
Loan notes	0.4	2.7	3.1	–	–	6.2
Trade payables	39.1	–	–	–	–	39.1
Amounts due to Joint Ventures	19.6	–	–	–	–	19.6

Derivative financial instruments consist of forward foreign exchange contracts used to hedge future commercial transactions, as disclosed in note 27. The maturity profile of undiscounted inflows and outflows measured at fair values at the balance sheet date was as follows:

2008	**Within 1 year**	**Between 1 and 2 years**	**Between 2 and 5 years**	**Total**
Outflow	**16.1**	**2.6**	**1.8**	**20.5**
Inflow	**(15.2)**	**(2.6)**	**(1.8)**	**(19.6)**
Net	**0.9**	**–**	**–**	**0.9**

2007	Within 1 year	Between 1 and 2 years	Between 2 and 5 years	Total
Outflow	9.1	1.4	1.9	12.4
Inflow	(9.0)	(1.4)	(1.9)	(12.3)
Net	0.1	–	–	0.1

d) Concentrations of financial instruments

The carrying amounts of the Group's financial assets and liabilities, excluding derivative financial instruments, were denominated in the following currencies.

	Financial assets 2008 £m	**Financial liabilities 2008 £m**	Financial assets 2007 £m	Financial liabilities 2007 £m
Sterling.	**239.9**	**55.6**	284.1	63.5
US dollar	**95.7**	**6.2**	97.3	5.9
Euro	**16.6**	**2.3**	14.2	6.4
UAE dirham	**14.7**	**0.7**	15.0	7.1
HK dollar	**10.5**	**2.5**	9.7	2.3
China RMB	**6.2**	**0.2**	6.2	5.4
Denmark krone	**5.1**	**1.6**	4.4	1.4
Other	**21.9**	**4.3**	20.3	4.9
Total	**410.6**	**73.4**	451.2	96.9

The financial assets and liabilities of the Company are all denominated in sterling.

Capital risk management

The Group manages its capital to ensure that it is able to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to minimise its cost of capital by maintaining an optimal capital structure.

The Group maintains or adjusts its capital structure through the payment of dividends to shareholders, issues of new shares and buy-back of existing shares and through its loan facility.

For capital management purposes, the Group monitors the ratio of its net debt plus defined benefit pension deficit net of deferred tax to EBITDA. This policy is unchanged from prior year.

3. Segmental reporting

a) Group business segments
Revenue and results

2008	Total revenue £m	Inter-segment revenue £m	Revenue £m	Operating profit £m	Operating margin %	Share of post-tax profit from Joint Ventures £m
Design and Engineering Solutions	**390.8**	**(17.2)**	**373.6**	**30.2**	**8.1%**	**–**
Highways and Transportation	**291.6**	**(17.0)**	**274.6**	**16.8**	**6.1%**	**0.7**
Rail	**224.9**	**(16.7)**	**208.2**	**11.9**	**5.7%**	**–**
Middle East, China and Europe	**206.5**	**(14.9)**	**191.6**	**11.4**	**5.9%**	**–**
Management and Project Services	**223.5**	**(10.3)**	**213.2**	**13.6**	**6.4%**	**–**
Asset Management	**54.7**	**(2.3)**	**52.4**	**2.8**	**5.3%**	**0.2**
Total continuing segments	**1,392.0**	**(78.4)**	**1,313.6**	**86.7**	**6.6%**	**0.9**
Discontinued operations	**33.3**	**(0.1)**	**33.2**	**17.0**	**51.2%**	**–**
Total from operations	**1,425.3**	**(78.5)**	**1,346.8**	**103.7**	**7.7%**	**0.9**

2007	Total revenue £m	Inter-segment revenue £m	Revenue £m	Operating profit £m	Operating margin %	Impairment of investment in Joint Ventures £m	Share of post-tax profit from Joint Ventures £m
Design and Engineering Solutions	333.6	(12.8)	320.8	25.9	8.1%	–	–
Highways and Transportation	265.9	(15.4)	250.5	13.2	5.3%	–	0.6
Rail	238.4	(23.3)	215.1	2.6	1.2%	–	–
Middle East, China and Europe	161.6	(12.7)	148.9	7.5	5.0%	–	–
Management and Project Services	201.9	(8.3)	193.6	12.5	6.5%	–	–
Asset Management	53.5	(2.6)	50.9	2.0	3.9%	–	2.2
Total continuing segments	1,254.9	(75.1)	1,179.8	63.7	5.4%	–	2.8
Discontinued operations	83.8	–	83.8	8.9	10.6%	(70.0)	(48.2)
Total from operations	1,338.7	(75.1)	1,263.6	72.6	5.7%	(70.0)	(45.4)

Design and Engineering Solutions and Rail segments have been restated to exclude the results of other European businesses that are now reported within the Middle East, China and Europe segment.

The continuing elements of the former Equity Investment segment are now shown within Asset Management.

Included within operating profit for the year to 31 March 2007 is £4.0m exceptional loss (refer to note 9) relating to Design and Engineering Solutions (£1.1m), Rail (£2.6m) and Management and Project Services (£0.3m).

Reconciliation of segmental analysis to profit for the year attributable to equity shareholders:

	2008 £m	2007 £m
Operating profit (continuing segments)	**86.7**	63.7
Share of post-tax profit from Joint Ventures	**0.9**	2.8
Profit from operations	**87.6**	66.5
Finance income	**9.8**	9.0
Finance cost	**(5.5)**	(5.4)
Net finance income	**4.3**	3.6
Profit before taxation	**91.9**	70.1
Income tax expense	**(23.3)**	(15.2)
Profit for the year from continuing operations	**68.6**	54.9
Discontinued operations	**31.4**	(112.2)
Profit for the year attributable to equity shareholders	**100.0**	(57.3)

Balance sheet

2008	Goodwill £m	Investments in Joint Ventures £m	Other segment assets £m	Total segment assets £m	Total segment liabilities £m	Net assets/ (liabilities) £m
Design and Engineering Solutions	**32.5**	**(0.1)**	**137.6**	**170.0**	**(195.4)**	**(25.4)**
Highways and Transportation	**2.2**	**1.0**	**67.2**	**70.4**	**(129.5)**	**(59.1)**
Rail	**1.4**	**–**	**76.7**	**78.1**	**(87.3)**	**(9.2)**
Middle East, China and Europe	**3.9**	**–**	**173.0**	**176.9**	**(120.4)**	**56.5**
Management and Project Services	**16.7**	**2.5**	**67.5**	**86.7**	**(67.7)**	**19.0**
Asset Management	**–**	**0.8**	**13.7**	**14.5**	**(33.7)**	**(19.2)**
Total for continuing segments	**56.7**	**4.2**	**535.7**	**596.6**	**(634.0)**	**(37.4)**
Unallocated assets/(liabilities)	**–**	**–**	**80.3**	**80.3**	**(66.3)**	**14.0**
Total for Group	**56.7**	**4.2**	**616.0**	**676.9**	**(700.3)**	**(23.4)**

2007 (restated)	Goodwill £m	Investments in Joint Ventures £m	Other segment assets £m	Total segment assets £m	Total segment liabilities £m	Net assets/ (liabilities) £m
Design and Engineering Solutions	26.0	–	137.8	163.8	(193.3)	(29.5)
Highways and Transportation	–	0.3	72.8	73.1	(135.6)	(62.5)
Rail	1.4	–	87.9	89.3	(180.8)	(91.5)
Middle East, China and Europe	3.4	–	109.4	112.8	(73.4)	39.4
Management and Project Services	16.5	2.2	65.9	84.6	(60.6)	24.0
Asset Management	–	0.2	15.8	16.0	(39.7)	(23.7)
Total for continuing segments	47.3	2.7	489.6	539.6	(683.4)	(143.8)
Discontinued segments	17.5	(28.7)	41.5	30.3	(46.4)	(16.1)
Unallocated assets/(liabilities)	–	–	136.1	136.1	(52.3)	83.8
Total for Group	64.8	(26.0)	667.2	706.0	(782.1)	(76.1)

Unallocated assets/(liabilities) primarily consist of UK financial assets, UK cash and cash equivalents, bank loans and tax balances that cannot be readily allocated to segments.

Other segmental information

2008	Share-based payments £m	Capital expenditure £m	Depreciation & amortisation £m
Design and Engineering Solutions	**3.1**	**17.0**	**9.5**
Highways and Transportation	**1.8**	**11.4**	**5.6**
Rail	**1.4**	**4.7**	**4.3**
Middle East, China and Europe	**0.1**	**7.3**	**3.7**
Management and Project Services	**1.9**	**6.9**	**6.2**
Asset Management	**0.3**	**1.1**	**1.1**
Total for continuing segments	**8.6**	**48.4**	**30.4**
Discontinued segments	**–**	**0.9**	**0.5**
Total for Group	**8.6**	**49.3**	**30.9**

2007 (restated)	Share-based payments £m	Capital expenditure £m	Depreciation & amortisation £m
Design and Engineering Solutions	1.7	16.4	9.0
Highways and Transportation	1.1	11.2	6.7
Rail	1.0	9.9	4.8
Middle East, China and Europe	0.1	4.5	2.3
Management and Project Services	1.0	11.1	6.6
Asset Management	0.2	2.0	1.0
Total for continuing segments	5.1	55.1	30.4
Discontinued segments	–	4.1	1.7
Total for Group	5.1	59.2	32.1

Capital expenditure includes additions to goodwill, other intangible assets and property, plant and equipment.

b) Group geographical segments

The Group's operations are based in five main geographical areas. The United Kingdom is the home country of the parent company.

External revenue is measured by location of operation. There was no material difference between geographic revenue by location of operation and by location of customer.

	Revenue		Total segment assets		Capital expenditure	
	2008 £m	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m
United Kingdom	**1,027.4**	954.9	**425.7**	509.3	**39.9**	49.0
Other European countries	**63.8**	56.7	**72.3**	40.6	**1.4**	1.2
Middle East	**128.3**	85.0	**122.3**	79.6	**5.8**	3.2
North America	**55.4**	49.2	**35.1**	33.3	**0.8**	0.8
Asia Pacific	**38.7**	34.0	**21.5**	12.9	**0.5**	0.9
Total from continuing segments	**1,313.6**	1,179.8	**676.9**	675.7	**48.4**	55.1
Discontinued segments	**33.2**	83.8	**–**	30.3	**0.9**	4.1
Total for Group	**1,346.8**	1,263.6	**676.9**	706.0	**49.3**	59.2

Capital expenditure includes additions to goodwill, other intangible assets and property, plant and equipment.

c) Company

The Company's business is to invest in its subsidiaries and hence it operates in a single segment.

4. Joint Ventures

a) Share of post-tax profit/(loss) from Joint Ventures

2008	**Continuing £m**	**Discontinued (note 10) £m**	**Total £m**
Revenue	**85.9**	**144.7**	**230.6**
Operating expenditure	**(85.1)**	**(138.7)**	**(223.8)**
Operating profit	**0.8**	**6.0**	**6.8**
Finance cost	**(4.3)**	**(8.3)**	**(12.6)**
Finance income	**4.8**	**0.9**	**5.7**
Profit/(loss) before taxation	**1.3**	**(1.4)**	**(0.1)**
Income tax (expense)/credit	**(0.4)**	**1.4**	**1.0**
Share of post-tax profit from Joint Ventures	**0.9**	**–**	**0.9**

2007	Continuing £m	Discontinued (note 10) £m	Total £m
Revenue	60.5	315.8	376.3
Operating expenditure	(58.1)	(377.9)	(436.0)
Operating profit/(loss)	2.4	(62.1)	(59.7)
Finance cost	(4.4)	(19.4)	(23.8)
Finance income	4.7	19.2	23.9
Profit/(loss) before taxation	2.7	(62.3)	(59.6)
Income tax credit	0.1	14.1	14.2
Share of post-tax profit/(loss) from Joint Ventures	2.8	(48.2)	(45.4)

b) Investments in Joint Ventures

2008	Total Continuing £m
Non-current assets	
Other non-current assets	**82.5**
	82.5
Current assets	
Cash and cash equivalents	**7.5**
Other current assets	**31.5**
	39.0
Current liabilities	
Trade and other payables	**(32.0)**
	(32.0)
Non-current liabilities	
Borrowings	**(81.9)**
Other non-current liabilities	**(3.4)**
	(85.3)
Share of net assets	**4.2**
Investments in Joint Ventures	**4.2**

2007	Continuing £m	Discontinued £m	Total £m
Non-current assets			
Other non-current assets	64.2	324.6	388.8
	64.2	324.6	388.8
Current assets			
Cash and cash equivalents	25.2	81.1	106.3
Other current assets	16.9	123.1	140.0
	42.1	204.2	246.3
Current liabilities			
Trade and other payables	(22.4)	(185.8)	(208.2)
	(22.4)	(185.8)	(208.2)
Non-current liabilities			
Borrowings	(82.5)	(349.9)	(432.4)
Other non-current liabilities	1.3	(21.8)	(20.5)
	(81.2)	(371.7)	(452.9)
Share of net assets/(liabilities)	2.7	(28.7)	(26.0)
Investments in Joint Ventures	2.7	(28.7)	(26.0)

5. Operating profit

	Continuing 2008 £m	Discontinued 2008 £m	Total 2008 £m	Continuing 2007 £m	Discontinued 2007 £m	Group Total 2007 £m
Operating profit is arrived at after charging/(crediting)						
Employee benefit costs (see note 6)	**665.1**	**6.6**	**671.7**	579.2	50.0	629.2
Net foreign exchange (gains)/losses	**(0.8)**	**–**	**(0.8)**	1.0	–	1.0
Depreciation and impairment of property, plant and equipment						
– owned assets	**17.1**	**0.5**	**17.6**	16.2	0.9	17.1
– assets held under finance leases	**2.2**	**–**	**2.2**	2.6	0.8	3.4
Loss/(profit) on sale of property, plant and equipment	**0.1**	**–**	**0.1**	(0.1)	0.4	0.3
Impairment of trade receivables/(reversal of impairment)						
– increase in provisions	**4.1**	**–**	**4.1**	5.1	–	5.1
– release of provisions	**(3.1)**	**–**	**(3.1)**	(4.4)	–	(4.4)
Amortisation of intangibles (included in administrative expenses)						
– customer relationships	**0.8**	**–**	**0.8**	0.5	–	0.5
– other assets	**10.3**	**–**	**10.3**	11.1	–	11.1
Receipts under operating leases						
– plant and machinery	**0.7**	**–**	**0.7**	0.6	–	0.6
– property	**2.9**	**0.1**	**3.0**	3.8	0.6	4.4
Payments under operating leases						
– plant and machinery	**6.7**	**0.1**	**6.8**	7.1	0.6	7.7
– property	**21.7**	**0.4**	**22.1**	21.6	2.2	23.8

Company operating profit was arrived at after charging £0.0m of net foreign exchange losses (2007: £0.2m) and £57.7m of profit on disposal of investments (2007: nil).

Services provided by the Group's auditors
During the year the Group (including its overseas subsidiaries) obtained the following services from the Group's auditors at costs as detailed below:

	Continuing 2008 £m	Discontinued 2008 £m	Total 2008 £m	Continuing 2007 £m	Discontinued 2007 £m	Group Total 2007 £m
Statutory audit of parent and consolidated company's annual accounts	**0.2**	**–**	**0.2**	0.2	–	0.2
The audit of accounts of company subsidiaries pursuant to legislation	**0.5**	**–**	**0.5**	0.6	0.1	0.7
Total audit services	**0.7**	**–**	**0.7**	0.8	0.1	0.9
Other services pursuant to such legislation	**0.1**	**–**	**0.1**	0.1	–	0.1
Other services relating to taxation	**0.2**	**–**	**0.2**	0.2	–	0.2
Services relating to corporate finance transactions	**–**	**0.4**	**0.4**	–	–	–
All other services	**0.3**	**–**	**0.3**	0.1	–	0.1
Total non-audit services	**0.6**	**0.4**	**1.0**	0.4	–	0.4
Total	**1.3**	**0.4**	**1.7**	1.2	0.1	1.3

The statutory audit of the Company's annual accounts was £0.1m (2007: £0.1m). No other services were provided to the Company by the Group's auditors (2007: nil).

The Atkins Pension Plan is audited by Baker Tilly and the audit fee for 2008 was £28,000 (2007: £23,000). This audit fee was borne by the Group.

6. Employee benefit costs

	Average 2008 No.	Average 2007 No.	Year-end 2008 No.	Year-end 2007 No.
Number of full time equivalent people (including executive directors) employed by the Group				
By class of business				
Design and Engineering Solutions	**4,414**	3,659	**4,673**	4,097
Highways and Transportation	**2,930**	2,962	**2,717**	2,954
Rail	**1,588**	1,455	**1,565**	1,538
Middle East, China and Europe	**3,381**	2,612	**3,787**	2,964
Management and Project Services	**2,282**	2,147	**2,337**	2,201
Asset Management	**651**	624	**645**	658
Corporate	**523**	485	**549**	502
Total continuing operations	**15,769**	13,944	**16,273**	14,914
Discontinued operations	**223**	947	**–**	956
Group Total	**15,992**	14,891	**16,273**	15,870

Design and Engineering Solutions and Rail segments have been restated to exclude the employees of other European businesses that are now reported within the Middle East, China and Europe segment.

The continuing elements of the former Equity Investments segment are now shown within Asset Management.

Aggregate employee benefit costs of those people amounted to:

	Continuing 2008 £m	**Discontinued 2008 £m**	**Total 2008 £m**	Continuing 2007 £m	Discontinued 2007 £m	**Group** Total 2007 £m
Wages and salaries	**547.1**	**6.0**	**553.1**	477.3	33.1	510.4
Profit share and performance-related bonus	**21.1**	**–**	**21.1**	15.1	11.8	26.9
Social security costs	**47.2**	**0.6**	**47.8**	40.8	5.1	45.9
Retirement benefit costs (see note 29)	**41.1**	**–**	**41.1**	40.9	–	40.9
Share-based payments (see note 32)	**8.6**	**–**	**8.6**	5.1	–	5.1
	665.1	**6.6**	**671.7**	579.2	50.0	629.2

Wages and salaries for 2008 includes £2.4m of redundancy costs (2007: £1.1m) relating to continuing operations.

Details of remuneration (including retirement benefits) and interests for directors are included in the Remuneration Report, which forms part of these Financial Statements. Details of remuneration for key management are included in note 39.

The Company has no employees (2007: nil).

7. Net finance (income)/cost

	Continuing 2008 £m	Discontinued 2008 £m	Total 2008 £m	Continuing 2007 £m	Discontinued 2007 £m	Group Total 2007 £m
Interest payable on borrowings	**0.8**	**–**	**0.8**	1.0	0.1	1.1
Hire purchase and finance leases	**1.0**	**0.1**	**1.1**	0.7	0.2	0.9
Unwinding of discount	**1.2**	**–**	**1.2**	0.5	–	0.5
Net finance cost on retirement benefit liabilities	**1.1**	**–**	**1.1**	2.4	–	2.4
Other finance costs	**1.4**	**0.8**	**2.2**	0.8	1.0	1.8
Finance cost	**5.5**	**0.9**	**6.4**	5.4	1.3	6.7
Interest receivable on short-term deposits	**(7.1)**	**(0.3)**	**(7.4)**	(7.5)	(0.9)	(8.4)
Income from held at fair value financial assets	**(1.6)**	**–**	**(1.6)**	(1.5)	–	(1.5)
Unwinding of discount	**(0.3)**	**–**	**(0.3)**	–	–	–
Other finance income	**(0.8)**	**–**	**(0.8)**	–	–	–
Finance income	**(9.8)**	**(0.3)**	**(10.1)**	(9.0)	(0.9)	(9.9)
Net finance (income)/cost	**(4.3)**	**0.6**	**(3.7)**	(3.6)	0.4	(3.2)

The Group has adopted IFRS 7, *Financial Instruments: Disclosures* and as a result additional categories of finance income and costs are disclosed. Prior year comparatives have been restated on the same basis.

Company finance income consisted of interest income of £0.5m and unwinding of discount on loan notes receivable of £0.3m.

8. Income tax expense – continuing operations

a) Analysis of charge in the year

	Group 2008 £m	Group 2007 £m
Current income tax		
– Current year	**18.9**	15.0
– Adjustment in respect of prior year	**(3.6)**	(4.5)
Deferred income tax (see note 19)	**8.0**	4.7
Income tax on profit per income statement	**23.3**	15.2
Adjust for:		
– Joint Venture taxation	**0.4**	(0.1)
– Tax on exceptional items	**–**	1.2
Normalised income tax expense	**23.7**	16.3
Profit before tax per income statement	**91.9**	70.1
Adjust for:		
– Joint Venture taxation	**0.4**	(0.1)
– Exceptional items	**–**	4.0
Normalised profit before income tax	**92.3**	74.0
Effective income tax rate	**25.4%**	21.7%
Normalised effective income tax rate	**25.7%**	22.0%

The total income tax expense (continuing and discontinued operations) was £28.3m (2007: £17.7m). Refer to note 10.

b) Factors affecting income tax expense

The income tax expense for the year is lower (2007: lower) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2008 %	Group 2007 %
UK statutory income tax rate	**30.0**	30.0
Increase/(decrease) resulting from:		
Expenses not deductible for tax purposes	**1.5**	1.8
Adjustment in respect of overseas tax rates	**(3.4)**	(3.2)
Effect of share-based payments	**0.8**	0.8
Tax on Joint Ventures	**(0.3)**	(1.1)
R&D tax credit	**(2.9)**	(5.8)
Other	**(0.3)**	(0.8)
Effective income tax rate	**25.4**	21.7

The normalised income tax expense for the year is lower (2007: lower) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2008 %	Group 2007 %
UK statutory income tax rate	**30.0**	30.0
Increase/(decrease) resulting from:		
Expenses not deductible for tax purposes	**1.4**	1.7
Adjustment in respect of overseas tax rates	**(3.4)**	(2.9)
Effect of share-based payments	**0.8**	0.7
Tax on Joint Ventures	**–**	(1.1)
R&D tax credit	**(2.9)**	(5.5)
Other	**(0.2)**	(0.9)
Normalised effective income tax rate	**25.7**	22.0

c) Income tax on items charged to equity

	2008			Group 2007		
	Retirement benefit liability £m	**Share-based payments £m**	**Total £m**	Retirement benefit liability £m	Share-based payments £m	Total £m
At 1 April	**8.5**	**3.3**	**11.8**	18.1	2.2	20.3
Deferred income tax	**(7.4)**	**(0.6)**	**(8.0)**	(9.6)	(0.5)	(10.1)
Current income tax	**–**	**0.2**	**0.2**	–	1.6	1.6
At 31 March	**1.1**	**2.9**	**4.0**	8.5	3.3	11.8

Introduction Reviews Governance **Financial Statements** Investor Information

9. Exceptional items – continuing operations

Exceptional items originally disclosed in the Financial Statements for the year ended 31 March 2007 related to the Metronet Enterprise. As a result of Metronet BCV Limited and Metronet SSL Limited entering PPP Administration, the majority of these charges are now disclosed under discontinued operations (see note 10).

The exceptional charges shown below are in respect of the Group's supply chain work and relate to anticipated future losses under the original contracts.

Operating entities' exceptional items:	Group 2007 £m
Atkins supply chain exceptional loss included in operating profit	(4.0)
Tax credit on exceptional loss	1.2
Operating entities' post-tax exceptional loss	(2.8)

10. Discontinued operations

Lambert Smith Hampton (LSH)
On 25 June 2007 contracts were exchanged for the disposal of LSH for a total consideration valued at £50.8m. Goodwill disposed of was £17.5m, including £2.6m within LSH's own balance sheet. The profit on disposal was £20.0m.

LSH's results and profit on disposal are presented as a discontinued operation.

Consideration received or receivable at date of disposal:	£m
Initial cash consideration	**40.0**
Working capital adjustment	**5.5**
Loan notes	**6.5**
Discounting of loan notes to present value	**(1.2)**
Disposal consideration	**50.8**

Assets and liabilities at date of disposal:	£m
Goodwill	**2.6**
Property, plant and equipment	**5.4**
Trade and other receivables	**18.5**
Cash and cash equivalents	**14.6**
Trade and other payables	**(24.2)**
Borrowings	**(4.0)**
Other liabilities	**(0.1)**
Net assets and liabilities of LSH	**12.8**

Metronet Joint Venture, Trans4m Joint Venture and related discontinued revenues and costs
Metronet BCV Limited and Metronet SSL Limited entered PPP Administration on 18 July 2007 and Trans4m's contracts were terminated on 30 August 2007.

Their results are presented as a discontinued operation and are also disclosed in note 4. In addition, certain associated revenue and costs, including the accelerated release of deferred income relating to the reimbursement of bid costs received at financial close in April 2003, have been classified as discontinued.

Financial information relating to LSH, Metronet Joint Venture and Trans4m Joint Venture for the period prior to becoming discontinued is set out below. The income statement and cash flow statement distinguish discontinued operations from continuing operations.

2008 **Income statement and cash flow information**	LSH £m	Metronet and Trans4m £m	Total £m
Revenue	**16.0**	**17.2**	**33.2**
Administration and other expenses	**(15.8)**	**(0.4)**	**(16.2)**
Net finance income/(cost)	**0.2**	**(0.8)**	**(0.6)**
Profit before taxation from discontinued operations	**0.4**	**16.0**	**16.4**
Income tax expense	**(0.2)**	**(4.8)**	**(5.0)**
Profit after income tax of discontinued operations	**0.2**	**11.2**	**11.4**
Pre-tax profit on disposal	**20.0**	**–**	**20.0**
Income tax expense	**–**	**–**	**–**
After-tax profit on disposal	**20.0**	**–**	**20.0**
Profit from discontinued operations	**20.2**	**11.2**	**31.4**
Operating cash flows from discontinued operations	**2.8**	**(2.5)**	**0.3**
Investing cash flows from discontinued operations	**(0.2)**	**(48.0)**	**(48.2)**
Investing cash flows – cash proceeds on disposal net of cash disposed	**30.9**	**–**	**30.9**
Financing cash flows from discontinued operations	**(0.3)**	**–**	**(0.3)**
Total cash flows	**33.2**	**(50.5)**	**(17.3)**

2007 **Income statement and cash flow information**	LSH £m	Metronet and Trans4m £m	Total £m
Revenue	81.8	2.0	83.8
Administration and other expenses	(74.3)	(0.6)	(74.9)
Net finance income/(cost)	0.6	(1.0)	(0.4)
Impairment of investment in Joint Ventures	–	(70.0)	(70.0)
Share of post-tax loss from Joint Ventures (note 4)	–	(48.2)	(48.2)
Profit/(loss) before taxation	8.1	(117.8)	(109.7)
Income tax expense	(2.4)	(0.1)	(2.5)
Profit/(loss) after income tax of discontinued operations	5.7	(117.9)	(112.2)
Operating cash flows from discontinued operations	10.1	0.7	10.8
Investing cash flows from discontinued operations	(2.5)	(18.0)	(20.5)
Financing cash flows from discontinued operations	(1.2)	–	(1.2)
Total cash flows	6.4	(17.3)	(10.9)

11. Dividends

			Company and Group	
	2008 **pence**	2007 pence	**2008** **£m**	2007 £m
Final dividend paid for the year ended 31 March 2007 (2006)	**14.0**	11.5	**14.2**	11.6
Interim dividend paid for the year ended 31 March 2008 (2007)	**7.5**	6.0	**7.6**	6.1
Dividends recognised in the year	**21.5**	17.5	**21.8**	17.7
Interim dividend proposed for the year ended 31 March 2008 (2007)	**7.5**	6.0	**7.6**	6.1
Final dividend proposed for the year ended 31 March 2008 (2007)	**16.5**	14.0	**16.1**	14.2
Dividends relating to the year	**24.0**	20.0	**23.7**	20.3

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these Financial Statements.

As at 31 March 2008 the Employee Benefit Trusts had agreed to waive dividends in excess of 0.01p per share on 2,697,476 ordinary shares (2007: 3,251,358) in return for an equivalent gift. These arrangements reduced the dividend paid in year by £0.6m (2007: £0.6m) and the proposed final dividend by £0.4m (2007: £0.5m).

12. Earnings per share (EPS)

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of shares in issue during the year excluding shares held by the Employee Benefit Trusts (EBTs) which have not unconditionally vested in the employees and shares in treasury.

Diluted earnings per share is the basic earnings per share after allowing for the dilutive effect of the conversion into ordinary shares of the number of options outstanding during the year. The options relate to discretionary employee share plans.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below:

		Group
	2008 number ('000)	2007 number ('000)
Number of shares		
Weighted average number of shares used in basic, diluted (2007 only) and normalised basic EPS	**101,105**	100,901
Effect of dilutive securities – Share options	**1,735**	1,204
Weighted average number of shares used in diluted (2008 only) and normalised diluted EPS	**102,840**	102,105

In 2007 the effect of share options was anti-dilutive.

	£m	£m
Earnings – continuing and discontinued operations		
Profit/(loss) for the year attributable to equity shareholders	**100.0**	(57.3)
Earnings – continuing operations		
Profit for the year attributable to equity shareholders	**68.6**	54.9
Exceptional items (note 9)	**–**	2.8
Normalised earnings	**68.6**	57.7

	pence	pence
From continuing and discontinued operations		
Basic earnings/(loss) per share (post-exceptional)	**98.9**	(56.8)
Diluted earnings/(loss) per share (post-exceptional)	**97.2**	(56.8)
From continuing operations		
Basic earnings/(loss) per share (post-exceptional)	**67.9**	54.4
Diluted earnings/(loss) per share (post-exceptional)	**66.7**	53.8
Normalised basic earnings per share (pre-exceptional)	**67.9**	57.2
Normalised diluted earnings per share (pre-exceptional)	**66.7**	56.5

Normalised diluted EPS (before exceptional items) is considered to be a more representative measure of underlying trading.

13. Parent company income statement

The Company has not presented its own income statement as permitted by Section 230 of the Companies Act 1985. The profit for the year attributable to equity shareholders was £68.7m (2007: £4.9m), which included £10.9m dividend income from subsidiary companies.

14. Goodwill

	2008 £m	Group 2007 £m
Cost at 1 April	**71.0**	43.1
Additions (note 15)	**9.1**	30.0
Disposals	**(17.5)**	–
Difference on exchange	**0.8**	(2.1)
Cost at 31 March	**63.4**	71.0
Aggregate impairment at 1 April	**6.2**	7.5
Impairment charge for the year	**–**	–
Difference on exchange	**0.5**	(1.3)
Aggregate impairment at 31 March	**6.7**	6.2
Net book value at 31 March	**56.7**	64.8

Goodwill is tested for impairment in accordance with IAS 36, *Impairment of assets* at least annually.

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to their business segment. The goodwill allocation by CGU, summarised at segmental level, is disclosed in note 3.

The recoverable amount of goodwill for each CGU has been based on value in use as represented by the net present value of future cash flows. Cash flows are projected forward for five years based on approved budgets and plans, beyond which they are inflated by a GDP-based growth factor. They are then discounted using a discount rate based on the Group's pre-tax discount rate based on nominal weighted average cost of capital. The pre-tax discount rate used was 12.5% per annum.

The key assumptions used for each CGU are as follows:

	2008 £m	Group 2007 £m
5-year growth rate	**8% – 15%**	9% – 17%
Post-5-year growth rate	**4%**	4%
Taxation rate	**12.5% – 40%**	12.5% – 40%

As at 31 March 2008, based on these internal valuations, the recoverable value of goodwill required no impairment.

15. Business combinations

On 5 September 2007 the Group acquired 100% of the share capital of Intelligent Space Partnership Limited, a UK registered entity for £2.3m deferred consideration relating to loan notes.

On 21 December 2007 the Group acquired 100% of the share capital of Nedtech Engineering BV, a Dutch registered entity for a consideration of £6.5m consisting of cash consideration of £4.7m, deferred consideration of £1.6m and direct expenses paid of £0.2m.

Group	Total carrying value £m	Provisional fair value adjustments £m	Total provisional fair value £m
Property, plant and equipment	**0.3**	**–**	**0.3**
Trade and other receivables	**2.2**	**(0.6)**	**1.6**
Cash and cash equivalents	**0.7**	**–**	**0.7**
Short term trade and other payables	**(0.9)**	**(0.1)**	**(1.0)**
Current income tax liabilities	**(0.3)**	**–**	**(0.3)**
	2.0	**(0.7)**	**1.3**
Goodwill on acquisition			**7.5**
Consideration			**8.8**

Consideration:	
Cash paid	**4.7**
Direct costs relating to the acquisition	**0.2**
Deferred consideration	**3.9**
	8.8

Included in the goodwill recognised above are items that cannot be individually separated and reliably measured due to their nature. These include new customers and synergy benefits. The provisional fair value adjustments relate primarily to the alignment to Group accounting policies.

The initial accounting for these acquisitions has been determined provisionally because fair values have not been finalised. Any adjustments to the accounting required following finalisation of the fair values to be assigned to the acquired assets and liabilities will be recorded from the acquisition date within 12 months of the acquisition date.

During the year the Group paid additional cash consideration of £0.6m to the vendors of Advantage Business Group (acquired on 19 March 2007) and incurred and capitalised direct expenses of £0.4m.

During the year the Group paid additional cash consideration of £0.4m to the vendors of Boreas Consultants Limited (acquired on 14 December 2006) and incurred and capitalised direct expenses of £0.1m.

As a result of finalising fair values of previous acquisitions and incurring qualifying direct expenses, additional goodwill of £0.9m, £0.3m and £0.4m was recognised for Boreas Consultants Limited, Advantage Business Group and Mantix Group Limited respectively during the year.

Included in the Group's results for the year is £1.7m of revenue, £0.3m profit before taxation and £0.2m profit after taxation in relation to the acquisitions above. If the acquisitions had been made at the beginning of the year then the Group's results would have included £4.9m revenue, £1.4m profit before taxation and £0.9m profit after taxation for the year in relation to the acquisitions. The Group's total results would have been £1,316.8m of revenue, £93.0m profit before taxation and £69.3m profit after taxation.

16. Other intangible assets

	Acquired customer relationships £m	Corporate information systems £m	Intellectual property rights £m	Software licences £m	Group Total £m
Cost at 1 April 2006	0.1	15.3	–	8.6	24.0
Additions	–	0.4	–	8.6	9.0
Acquisition of subsidiary undertakings	1.8	–	0.2	–	2.0
Disposals	–	–	–	(8.0)	(8.0)
Cost at 31 March 2007	1.9	15.7	0.2	9.2	27.0
Additions	–	0.1	–	14.7	14.8
Disposals	–	(0.5)	–	(8.8)	(9.3)
Cost at 31 March 2008	1.9	15.3	0.2	15.1	32.5
Amortisation at 1 April 2006	–	9.5	–	4.5	14.0
Amortisation charge for the year	0.5	3.0	–	8.1	11.6
Disposals	–	–	–	(8.0)	(8.0)
Amortisation at 31 March 2007	0.5	12.5	–	4.6	17.6
Amortisation charge for the year	0.8	2.9	–	7.4	11.1
Disposals	–	(0.1)	–	(7.0)	(7.1)
Amortisation at 31 March 2008	1.3	15.3	–	5.0	21.6
Net book value at 31 March 2008	**0.6**	**–**	**0.2**	**10.1**	**10.9**
Net book value at 31 March 2007	1.4	3.2	0.2	4.6	9.4

Included within corporate information systems is £0.0m (2007: £0.2m) of internally generated intangible assets.

17. Property, plant and equipment

	Freehold land & buildings £m	Short-term leasehold property £m	Plant, machinery & vehicles £m	Group Total £m
Cost at 1 April 2006	10.1	11.5	85.5	107.1
Additions	–	1.8	18.4	20.2
Acquisition of subsidiary undertakings	–	0.1	0.4	0.5
Disposals	–	–	(19.1)	(19.1)
Difference on exchange	–	(0.2)	(0.9)	(1.1)
Cost at 31 March 2007	10.1	13.2	84.3	107.6
Additions	–	4.1	21.3	25.4
Acquisition of subsidiary undertakings	–	0.1	0.2	0.3
Disposals	–	(0.2)	(3.8)	(4.0)
Disposal of subsidiary undertaking	–	(0.7)	(11.4)	(12.1)
Difference on exchange	–	–	0.6	0.6
Cost at 31 March 2008	10.1	16.5	91.2	117.8

	Freehold land & buildings £m	Short-term leasehold property £m	Plant, machinery & vehicles £m	Group Total £m
Depreciation at 1 April 2006	7.1	4.6	48.2	59.9
Depreciation charge for the year	0.1	1.7	18.7	20.5
Disposals	–	–	(18.2)	(18.2)
Difference on exchange	–	(0.2)	(0.6)	(0.8)
Depreciation at 31 March 2007	7.2	6.1	48.1	61.4
Depreciation charge for the year	0.1	2.1	17.6	19.8
Disposals	–	(0.1)	(2.8)	(2.9)
Disposal of subsidiary undertaking	–	(0.6)	(6.1)	(6.7)
Difference on exchange	–	–	0.6	0.6
Depreciation at 31 March 2008	7.3	7.5	57.4	72.2
Net book value at 31 March 2008	2.8	9.0	33.8	45.6
Net book value at 31 March 2007	2.9	7.1	36.2	46.2

The market value of freehold land and buildings is estimated at £10.3m (2007: £10.1m).

Included in plant, machinery and vehicles above are equipment and vehicles held under finance leases and hire purchase contracts as follows:

	2008 £m	2007 £m
Cost	**23.3**	23.8
Accumulated depreciation	**(9.9)**	(9.8)
Net book value	**13.4**	14.0

Additions to property, plant and equipment funded by finance leases were £6.3m (2007: £5.8m).

Included in the above are equipment and vehicles leased to customers under operating leases as follows:

	2008 £m	2007 £m
Cost	**3.2**	3.4
Accumulated depreciation	**(2.1)**	(2.1)
Net book value	**1.1**	1.3

18. Investments in subsidiaries

	Company Restated Total £m
Cost at 1 April 2006 (as previously reported)	110.8
Restatement in accordance with IFRIC 11	5.2
Cost at 1 April 2006 (as restated)	116.0
Additions – IFRIC 11	5.0
Cost at 31 March 2007	121.0
Additions	133.5
Disposals	(122.9)
Cost at 31 March 2008	131.6
Impairment at 1 April 2006	22.7
Impairment charge for the year	–
Impairment at 31 March 2007	22.7
Impairment charge for the year	–
Disposals	(21.9)
Impairment at 31 March 2008	0.8
Net book value at 31 March 2008	**130.8**
Net book value at 31 March 2007	98.3

The Group's principal subsidiaries are disclosed in note 41.

As part of a Group reorganisation, WS Atkins plc invested in Atkins Gamma Limited and increased their shareholding in WS Atkins Insurance (Guernsey) Limited and WS Atkins International Limited. They subsequently sold WS Atkins Insurance (Guernsey) Limited and WS Atkins International Limited to other Group companies.

The Company increased its investment in WS Atkins International B.V. in order to facilitate the purchase of Nedtech Engineering B.V.

The Company also disposed of LSH Group (refer note 10) during the year.

The Company's opening investments in subsidiaries balances have been restated to take into account the effect of the implementation of IFRIC 11, *IFRS 2 – Group and Treasury Share Transactions*. The restatement had no effect on the Group and no effect on the income statement of the Company.

19. Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	2008 £m	Group 2007 £m
Deferred tax assets:		
– Deferred tax asset to be recovered after more than 12 months	**69.4**	85.1
– Deferred tax asset to be recovered within 12 months	**0.4**	4.9
	69.8	90.0
Deferred tax liabilities:		
– Deferred tax liabilities to be recovered after more than 12 months	**–**	–
– Deferred tax liabilities to be recovered within 12 months	**(0.2)**	(0.2)
	(0.2)	(0.2)
Deferred tax asset (net)	**69.6**	89.8

a) Deferred tax assets

	2008 £m	Group 2007 £m
Accelerated depreciation	**5.1**	6.4
Share-based payments	**4.1**	4.2
Overseas	**0.4**	(0.2)
Deferred tax asset on retirement benefit liabilities	**59.2**	75.0
Deferred income	**0.5**	4.3
Amortisation of intangibles on acquisitions	**(0.2)**	0.1
Other temporary differences	**0.5**	–
Total deferred income tax	**69.6**	89.8

b) Analysis of movements during the year

	2008 £m	Group 2007 £m
Deferred tax asset at 1 April	**89.8**	103.8
Deferred tax charged to the income statement – continuing operations (note 8)	**(8.0)**	(4.7)
Deferred tax (charged)/credited to the income statement – discontinued operations	**(3.6)**	1.0
Deferred tax charged to equity (note 8)	**(8.0)**	(10.1)
Acquisition of subsidiary undertakings	**(0.6)**	(0.2)
Deferred tax asset at 31 March	**69.6**	89.8

20. Other receivables

	Group 2008 £m	Group 2007 £m	Company 2008 £m	Company 2007 £m
Non-current assets:				
Loan notes receivable	**5.6**	–	**5.6**	–
Deferred consideration on disposals	**0.1**	0.1	**–**	–
	5.7	0.1	**5.6**	–

The loan notes receivable reflected above arose on disposal of LSH. Although these loan notes have no redemption date, it is expected that they will be repaid within three years. For further details as at date of disposal of LSH, refer to note 10.

All other non-current receivables are due within five years from the balance sheet date.

None of the other receivables are past due or impaired.

21. Inventories

	Group 2008 £m	2007 £m
Raw materials and consumables	**0.3**	0.4

The directors consider that the carrying amount of inventories approximates their fair value.

There were no amounts of inventories written off during the year (2007: nil).

22. Trade and other receivables

	Group 2008 £m	2007 £m	Company 2008 £m	2007 £m
Current assets:				
Trade receivables	**224.1**	209.9	**–**	–
Less: Provision for impairment of receivables	**(13.0)**	(11.8)	**–**	–
Trade receivables – net	**211.1**	198.1	**–**	–
Amounts recoverable on contracts	**44.7**	43.6	**–**	–
Amounts due from subsidiary undertakings (note 39)	**–**	–	**8.4**	8.5
Amounts due from Joint Ventures (note 39)	**9.7**	15.8	**–**	–
Other receivables	**20.3**	20.8	**–**	–
Prepayments and accrued income	**13.9**	5.7	**–**	–
	299.7	284.0	**8.4**	8.5

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

At 31 March 2008 £172.2m (2007: £161.1m) of trade receivables were within normal payment terms and considered to be fully performing. A further £38.8m (2007: £35.6m) were past due date and aged up to six months from invoice date, which carried a provision for impairment of £1.3m (2007: £nil). Trade receivables aged beyond six months of invoice date totalled £13.1m (2007: £13.2m) and carried a provision for impairment of £11.7m (2007: £11.8m).

Movements in the Group provision for impairment of trade receivables were as follows:

	Group 2008 £m	2007 £m
Provision for impairment at beginning of year	**(11.8)**	(12.2)
Increase in provisions	**(4.1)**	(5.1)
Release of provisions	**3.1**	4.4
Receivables written off as uncollectable	**0.3**	1.6
Difference on exchange	**(0.5)**	(0.5)
Provision for impairment at end of year	**(13.0)**	(11.8)

The creation and release of the provision have been included within revenue in the income statement.

None of the financial assets that are fully performing were renegotiated during the year.

Amounts due from Joint Ventures are shown net of contract-related provisions of £22.6m (2007: £nil) which was previously held within amounts recoverable on contracts. The other classes of financial assets shown within trade and other receivables were unimpaired both at 31 March 2008 and 31 March 2007.

23. Financial assets at fair value through profit or loss

	2008 £m	Group 2007 £m
Marketable securities	**29.7**	30.3
Restricted cash deposits	**–**	19.3
	29.7	49.6

Restricted cash deposits relate to accounts where withdrawals are restricted under contractual agreements. The effective interest rate on restricted deposits in 2007 was 4.81%.

24. Cash and cash equivalents

	Group 2008 £m	Group 2007 £m	Company 2008 £m	Company 2007 £m
Cash at bank and in hand	**61.0**	53.9	**7.1**	–
Short term bank deposits	**93.5**	133.8	**–**	–
	154.5	187.7	**7.1**	–

Included in the Group cash and cash equivalents above are amounts held by the Employee Benefit Trusts of £5.4m (2007: £5.6m).

The effective interest rate on cash and cash equivalents was 5.5% (2007: 4.8%).

25. Borrowings

	2008 £m	Group 2007 £m
Current		
Hire purchase and finance leases	**3.6**	3.3
Loan notes	**4.2**	0.4
	7.8	3.7
Non-current		
Bank loans	**–**	17.3
Hire purchase and finance leases	**10.4**	11.4
Loan notes	**3.2**	5.8
	13.6	34.5

Loan notes relate to Group acquisitions (refer note 15).

The maturity profile of the carrying amount of the non-current borrowings was as follows:

Group	Hire purchase and finance leases £m	Loan notes £m	2008 Total £m	Bank loans £m	Hire purchase and finance leases £m	Loan notes £m	2007 Total £m
Repayable:							
– between one and two years	**4.7**	**2.6**	**7.3**	–	3.7	2.7	6.4
– between two and five years	**4.6**	**0.6**	**5.2**	17.3	6.3	3.1	26.7
– after more than five years	**1.1**	**–**	**1.1**	–	1.4	–	1.4
	10.4	**3.2**	**13.6**	17.3	11.4	5.8	34.5

The £17.3m bank loans related to foreign currency bank loans that were repaid in the 2008 financial year. These loans were used as hedges for the Group's net investments in foreign operations.

The carrying amount of the borrowings are denominated in the following currencies:

							Group
	Hire purchase and finance leases £m	**Loan notes £m**	**2008 Total £m**	Bank loans £m	Hire purchase and finance leases £m	Loan notes £m	2007 Total £m
Sterling	**14.0**	**7.4**	**21.4**	–	14.7	6.2	20.9
US dollar	**–**	**–**	**–**	6.5	–	–	6.5
Euro	**–**	**–**	**–**	4.4	–	–	4.4
Singapore dollar	**–**	**–**	**–**	1.2	–	–	1.2
Hong Kong dollar	**–**	**–**	**–**	5.2	–	–	5.2
Total	**14.0**	**7.4**	**21.4**	17.3	14.7	6.2	38.2

The minimum lease payments under finance leases fall due as follows:

		Group
	2008 £m	2007 £m
Not later than one year	**4.4**	3.9
Later than one year but not more than five years	**10.0**	12.7
More than five years	**1.8**	0.4
	16.2	17.0
Future finance charges on finance leases	**(2.2)**	(2.3)
Present value of finance lease payables	**14.0**	14.7

Bank borrowings bear interest rates fixed in advance for periods ranging from three to six months by reference to the relevant currency's inter-bank rate.

Finance leases are on a fixed repayment basis, with interest rates fixed at the contract date. The average effective borrowing rate was 6.9% (2007: 7.2%) over a weighted average remaining period of 47 months (2007: 33 months).

The carrying value of the Group's borrowings approximates their fair value.

Borrowing facilities

The Group has the following undrawn committed borrowing facilities available at 31 March expiring as follows:

		Group
	2008 £m	2007 £m
Between two and five years	**58.8**	31.0

All of the Group's undrawn committed borrowing facilities will be subject to floating rates of interest.

The Group's principal borrowing facilities of £100.0m signed on 21 June 2006 are unsecured and include borrowings and letter of credit facilities. The total letters of credit in issue at 31 March 2008 was £40.2m (31 March 2007: £55.4m).

26. Trade and other payables

		Group		Company
	2008 £m	2007 £m	**2008 £m**	2007 £m
Trade payables	**52.0**	39.1	**–**	–
Fees invoiced in advance	**148.6**	162.6	**–**	–
Amounts due to Joint Ventures	**–**	19.6	**–**	–
Amounts due to subsidiary undertakings (note 39)	**–**	–	**23.8**	–
Social security and other taxation	**34.6**	40.7	**–**	–
Deferred consideration on acquisitions	**0.9**	0.2	**–**	–
Deferred PFI/PPP bid costs recovered and development fees	**0.1**	0.9	**–**	–
Accruals and deferred income	**142.3**	119.1	**1.1**	–
Other payables	**36.9**	36.4	**0.1**	–
	415.4	418.6	**25.0**	–

The current year balance for deferred consideration represents £0.8m outstanding in respect of MSL Engineering Limited and £0.1m outstanding in respect of Nedtech Engineering BV to be settled within the next 12 months. The prior year balance for deferred consideration represents the balance outstanding in respect of the purchase of Poolman Harlow Limited on 24 April 2006.

The directors consider that the carrying value of the Group's trade and other payables approximates their fair value.

27. Derivative financial instruments

The fair value of forward currency contracts at the year end, based on their market value, is detailed below:

Group	2008 Book value £m	2008 Fair value £m	2007 Book value £m	2007 Fair value £m
Forward currency hedges	–	**0.9**	–	0.1

The Group did not use any derivative instruments during the year other than forward currency contracts and foreign exchange swaps to hedge foreign currency receipts and payments on current contracts. These will be transferred to the income statement when the related revenues and purchases are realised.

The future inflows and outflows associated with these derivative financial instruments are disclosed in note 2. The Group has reviewed all contracts for embedded derivatives and does not have any such instruments that are not closely related to the host contract.

28. Provisions for other liabilities and charges

	2008 Onerous contracts £m	2008 Vacant property £m	2008 Group Total £m	2007 Onerous contracts £m	2007 Vacant property £m	2007 Group Total £m
Current	**0.7**	**3.6**	**4.3**	4.9	3.8	8.7
Between one and two years	**1.0**	**2.6**	**3.6**	0.8	1.4	2.2
Between two and five years	**1.8**	**1.7**	**3.5**	1.9	2.8	4.7
Over five years	**5.8**	**0.6**	**6.4**	6.4	1.0	7.4
Non-current	**8.6**	**4.9**	**13.5**	9.1	5.2	14.3
Total	**9.3**	**8.5**	**17.8**	14.0	9.0	23.0

	Onerous contracts £m	Vacant property £m	Group Total £m
Balance at 1 April 2007	14.0	9.0	23.0
Charge to income statement	0.1	1.3	1.4
Provisions utilised	(5.3)	(1.7)	(7.0)
Unwinding of discount	0.5	–	0.5
Businesses divested	–	(0.1)	(0.1)
Balance at 31 March 2008	**9.3**	**8.5**	**17.8**

The onerous contracts and vacant property provisions are discounted. No provision has been released or utilised for any purpose other than for which it was established.

The onerous contracts provision primarily relates to PFI school and hospital facilities management contracts in the Asset Management segment and, in 2007, the original supply chain contracts relating to the Metronet PPP. The latter were concluded during the year. The PFI provisions held are expected to be utilised over the next 22 years.

The vacant property provision is expected to be utilised over the next 12 years.

29. Retirement benefit liabilities

The Group operates both defined benefit and defined contribution pension schemes. The two main defined benefit schemes are the Atkins Pension Plan and the Railways Pension Scheme, both of which are funded final salary schemes. The assets of both schemes are held in separate trustee administered funds. Other pension schemes include the Atkins McCarthy Pension Plan in the Republic of Ireland, which is a final salary funded defined benefit scheme, and a range of defined contribution schemes or equivalent.

At 30 September 2007 the defined benefit section of the Atkins Pension Plan was closed to future accrual of benefit for members who do not enjoy a statutory or contractual right to a final-salary pension. These members have transferred to a defined contribution section of the plan with effect from 1 October 2007.

The defined benefit sections of all pension schemes are closed to new entrants, who are now offered membership of the defined contribution section.

Membership of the Group's principal pension schemes is as follows:

	Defined benefit schemes				Defined contribution schemes			
	Atkins Pension Plan		Railways Pension Scheme		Atkins Pension Plan		F&G	
	2008 No.	2007 No.	**2008 No.**	2007 No.	**2008 No.**	2007 No.	**2008 No.**	2007 No.
Members	**495**	2,507	**433**	463	**7,868**	5,458	**931**	844
Restricted members	**1,622**	–	**–**	–	**–**	–	**–**	–
Deferred pensioners	**6,557**	6,378	**325**	311	**3,907**	2,858	**849**	959
Pensioners	**2,430**	2,263	**192**	169	**–**	–	**–**	–
	11,104	11,148	**950**	943	**11,775**	8,316	**1,780**	1,803

Restricted members consists of staff that are no longer accruing final salary benefits but retain their entitlement to pensions linked to final salary based on years of service accumulated prior to the closure of the scheme to future accrual. These staff are also included where appropriate within defined contribution schemes.

The main assumptions used for the IAS 19 valuation of the retirement benefit liabilities for the Atkins Pension Plan and the Railways Pension Scheme are listed in the table below:

	2008	2007
Price inflation	**3.60%**	3.10%
Rate of increase of pensions in payment		
– Limited Price Indexation	**3.60%**	3.10%
– Limited Price Indexation to 2.5%	**2.50%**	2.50%
– Fixed	**5.00%**	5.00%
Rate of increase in salaries	**5.10%**	4.60%
Rate of increase for deferred pensioners	**3.60%**	3.10%
Discount rate	**6.50%**	5.35%
Expected rate of return on plan assets	**7.30%**	6.70%
Expected rate of social security increases	**3.60%**	3.10%
Longevity at age 65 for current pensioners		
– men	**22.2 years**	18.8 years
– women	**24.6 years**	21.8 years
Longevity at age 65 for future pensioners (current age 45)		
– men	**24.1 years**	21.0 years
– women	**26.5 years**	24.0 years

The actuarial tables used to calculate the retirement benefit liabilities for the Atkins Pension Plan were the "2000 series" standard tables, with medium cohort improvements and a minimum of 1% improvement pa, based on year of use application. The Railways Pension Scheme results have been adjusted on an approximate basis to be based on the same mortality tables.

The components of the pension cost are as follows:

2008	Atkins Pension Plan £m	Railways Pension Scheme £m	Other £m	Total £m
Cost of sales				
Current service cost	**12.2**	**4.0**	**0.5**	**16.7**
Total service cost	**12.2**	**4.0**	**0.5**	**16.7**
Finance cost/(income)				
Finance cost	**46.1**	**10.2**	**0.2**	**56.5**
Expected return on plan assets	**(42.6)**	**(12.4)**	**(0.4)**	**(55.4)**
Net finance cost/(income)	**3.5**	**(2.2)**	**(0.2)**	**1.1**
Total charge to income statement for defined benefit schemes	**15.7**	**1.8**	**0.3**	**17.8**
Charge for defined contribution schemes	**–**	**–**	**23.3**	**23.3**
Total charge to income statement	**15.7**	**1.8**	**23.6**	**41.1**
Statement of recognised income and expense				
Loss on pension scheme assets	**(68.4)**	**(18.3)**	**(1.4)**	**(88.1)**
Changes in assumptions	**92.7**	**2.6**	**(0.8)**	**94.5**
Actuarial gain/(loss)	**24.3**	**(15.7)**	**(2.2)**	**6.4**
Deferred tax (charged)/credited to equity	**(11.9)**	**4.1**	**0.4**	**(7.4)**
Actuarial gain/(loss) (net of deferred tax)	**12.4**	**(11.6)**	**(1.8)**	**(1.0)**

2007	Atkins Pension Plan £m	Railways Pension Scheme £m	Other £m	Total £m
Cost of sales				
Current service cost	18.1	4.1	0.3	22.5
Total service cost	18.1	4.1	0.3	22.5
Finance cost/(income)				
Finance cost	42.5	9.0	0.2	51.7
Expected return on plan assets	(38.2)	(10.8)	(0.3)	(49.3)
Net finance cost/(income)	4.3	(1.8)	(0.1)	2.4
Total charge to income statement for defined benefit schemes	22.4	2.3	0.2	24.9
Charge for defined contribution schemes	–	–	16.0	16.0
Total charge to income statement	22.4	2.3	16.2	40.9
Statement of recognised income and expense				
(Loss)/gain on pension scheme assets	(3.1)	6.4	0.1	3.4
Changes in assumptions	28.3	0.2	(0.6)	27.9
Actuarial gain/(loss)	25.2	6.6	(0.5)	31.3
Deferred tax charged to equity	(7.6)	(2.0)	–	(9.6)
Actuarial gain/(loss) (net of deferred tax)	17.6	4.6	(0.5)	21.7

The expected return on plan assets is based on market expectation at the beginning of the year for returns over the entire life of the benefit obligation.

2008	Atkins Pension Plan £m	Railways Pension Scheme £m	Other £m	Total £m
Defined benefit obligation	**(820.1)**	**(194.7)**	**(7.1)**	**(1,021.9)**
Fair value of plan assets	**638.5**	**165.7**	**4.6**	**808.8**
Retirement benefit liabilities	**(181.6)**	**(29.0)**	**(2.5)**	**(213.1)**

2007	Atkins Pension Plan £m	Railways Pension Scheme £m	Other £m	Total £m
Defined benefit obligation	(867.3)	(185.3)	(5.6)	(1,058.2)
Fair value of plan assets	632.3	170.8	5.0	808.1
Retirement benefit liabilities	(235.0)	(14.5)	(0.6)	(250.1)

Other includes the Atkins McCarthy defined benefit pension scheme and an unfunded pension obligation in relation to a former director, for £0.5m (2007: £0.5m).

The major categories of plan assets as a percentage of total plan assets are as follows:

	Expected asset return	Atkins Pension Plan		Railways Pension Scheme	
2008	%	%	£m	%	£m
Equities	**8.40**	**55.0**	**351.2**	**81.0**	**134.2**
Bonds	**6.50**	**41.0**	**261.8**	**9.0**	**14.9**
Property	**7.45**	**4.0**	**25.5**	**10.0**	**16.6**
Other/cash	**5.00**	**0.0**	**–**	**–**	**–**
		100.0	**638.5**	**100.0**	**165.7**

	Expected asset return	Atkins Pension Plan		Railways Pension Scheme	
2007	%	%	£m	%	£m
Equities	7.50	61.3	387.8	80.2	137.0
Bonds	5.00	38.3	241.9	9.8	16.8
Property	6.40	–	–	9.7	16.5
Other/cash	4.10	0.4	2.6	0.3	0.5
		100.0	632.3	100.0	170.8

The plan assets do not include any of the Group's own financial instruments or property occupied by the Group.

Movements in the present value of the defined benefit obligation are as follows:

2008	**Atkins Pension Plan £m**	**Railways Pension Scheme £m**	**Other £m**	**Total £m**
Defined benefit obligation at beginning of year	**867.3**	**185.3**	**5.6**	**1,058.2**
Service cost	**12.2**	**4.0**	**0.5**	**16.7**
Interest cost	**46.1**	**10.2**	**0.2**	**56.5**
Change of assumptions	**(92.7)**	**(2.6)**	**0.8**	**(94.5)**
Employee contributions	**3.9**	**1.8**	**0.2**	**5.9**
Benefit payments	**(16.7)**	**(4.0)**	**(0.9)**	**(21.6)**
Difference on exchange	**–**	**–**	**0.7**	**0.7**
Defined benefit obligation at end of year	**820.1**	**194.7**	**7.1**	**1,021.9**

2007	Atkins Pension Plan £m	Railways Pension Scheme £m	Other £m	Total £m
Defined benefit obligation at beginning of year	843.6	173.8	4.5	1,021.9
Service cost	18.1	4.1	0.3	22.5
Interest cost	42.5	9.0	0.2	51.7
Change of assumptions	(28.3)	(0.2)	0.6	(27.9)
Employee contributions	6.9	1.8	0.1	8.8
Benefit payments	(15.5)	(3.2)	–	(18.7)
Difference on exchange	–	–	(0.1)	(0.1)
Defined benefit obligation at end of year	867.3	185.3	5.6	1,058.2

Movements in the fair value of plan assets are as follows:

2008	**Atkins Pension Plan £m**	**Railways Pension Scheme £m**	**Other £m**	**Total £m**
Fair value of plan assets at beginning of year	**632.3**	**170.8**	**5.0**	**808.1**
Expected return on plan assets	**42.6**	**12.4**	**0.4**	**55.4**
Employer contributions	**44.8**	**3.0**	**0.7**	**48.5**
Employee contributions	**3.9**	**1.8**	**0.2**	**5.9**
Benefits paid	**(16.7)**	**(4.0)**	**(0.9)**	**(21.6)**
Actuarial loss	**(68.4)**	**(18.3)**	**(1.4)**	**(88.1)**
Difference on exchange	**–**	**–**	**0.6**	**0.6**
Fair value of plan assets at end of year	**638.5**	**165.7**	**4.6**	**808.8**

2007	Atkins Pension Plan £m	Railways Pension Scheme £m	Other £m	Total £m
Fair value of plan assets at beginning of year	566.2	151.8	4.0	722.0
Expected return on plan assets	38.2	10.8	0.3	49.3
Employer contributions	39.6	3.2	0.6	43.4
Employee contributions	6.9	1.8	0.1	8.8
Benefits paid	(15.5)	(3.2)	–	(18.7)
Actuarial (loss)/gain	(3.1)	6.4	0.1	3.4
Difference on exchange	–	–	(0.1)	(0.1)
Fair value of plan assets at end of year	632.3	170.8	5.0	808.1

Movements in the retirement benefit liabilities are as follows:

2008	**Atkins Pension Plan £m**	**Railways Pension Scheme £m**	**Other £m**	**Total £m**
Retirement benefit liabilities at beginning of year	**(235.0)**	**(14.5)**	**(0.6)**	**(250.1)**
Service cost	**(12.2)**	**(4.0)**	**(0.5)**	**(16.7)**
Net finance (cost)/income	**(3.5)**	**2.2**	**0.2**	**(1.1)**
Contributions	**44.8**	**3.0**	**0.7**	**48.5**
Actuarial gain/(loss)	**24.3**	**(15.7)**	**(2.2)**	**6.4**
Difference on exchange	**–**	**–**	**(0.1)**	**(0.1)**
Retirement benefit liabilities at end of year	**(181.6)**	**(29.0)**	**(2.5)**	**(213.1)**

2007	Atkins Pension Plan £m	Railways Pension Scheme £m	Other £m	Total £m
Retirement benefit liabilities at beginning of year	(277.4)	(22.0)	(0.5)	(299.9)
Service cost	(18.1)	(4.1)	(0.3)	(22.5)
Net finance (cost)/income	(4.3)	1.8	0.1	(2.4)
Contributions	39.6	3.2	0.6	43.4
Actuarial gain/(loss)	25.2	6.6	(0.5)	31.3
Difference on exchange	–	–	–	–
Retirement benefit liabilities at end of year	(235.0)	(14.5)	(0.6)	(250.1)

Cumulative net actuarial (losses)/gains recognised in equity are as follows:

2008	**Atkins Pension Plan £m**	**Railways Pension Scheme £m**	**Other £m**	**Total £m**
At beginning of year	**(43.8)**	**15.2**	**(0.5)**	**(29.1)**
Net actuarial gain/(loss) recognised in the year	**24.3**	**(15.7)**	**(2.2)**	**6.4**
At end of year	**(19.5)**	**(0.5)**	**(2.7)**	**(22.7)**

2007	Atkins Pension Plan £m	Railways Pension Scheme £m	Other £m	Total £m
At beginning of year	(69.0)	8.6	–	(60.4)
Net actuarial (loss)/gain recognised in the year	25.2	6.6	(0.5)	31.3
At end of year	(43.8)	15.2	(0.5)	(29.1)

The return on plan assets is as follows:

2008	**Atkins Pension Plan £m**	**Railways Pension Scheme £m**	**Other £m**	**Total £m**
Expected return on plan assets	**42.6**	**12.4**	**0.4**	**55.4**
Actuarial (loss)/gain on plan assets	**(68.4)**	**(18.3)**	**(1.4)**	**(88.1)**
Experience gain on plan assets	**(25.8)**	**(5.9)**	**(1.0)**	**(32.7)**

2007	Atkins Pension Plan £m	Railways Pension Scheme £m	Other £m	Total £m
Expected return on plan assets	38.2	10.8	0.3	49.3
Actuarial (loss)/gain on plan assets	(3.1)	6.4	0.1	3.4
Experience gain on plan assets	35.1	17.2	0.4	52.7

History of experience gains and losses:

	2008 Total	2007 Total	2006 Total	2005 Total
Experience adjustments on scheme assets	**£(88.1)m**	£3.4m	£88.4m	£16.1m
Percentage of scheme assets	**(10.9)%**	0.4%	12.2%	2.8%
Experience adjustments on scheme liabilities	**£(94.5)m**	£27.9m	£(126.1)m	£(38.8)m
Percentage of defined benefit obligation	**(9.3)%**	(2.6)%	12.3%	4.6%
Defined benefit obligation	**£(1,021.9)m**	£(1,058.2)m	£(1,021.9)m	£(843.9)m
Fair value of plan assets	**£808.8m**	£808.1m	£722.0m	£569.7m
Retirement benefit liability	**£(213.1)m**	£(250.1)m	£(299.9)m	£(274.2)m

The Group expects employer contributions to be paid during the financial year to 31 March 2009 will be c. £54.3m, of which £44.5m is in relation to the funding of the actuarial deficit, and employee contributions paid to be c. £2.8m. Expected benefit payments made directly by the Group to pensioners in the financial year to 31 March 2009 are nil.

The approximate effect on the liabilities from changes in the main assumptions used to value the liabilities are as follows:

		Effect on plan liabilities	
	Change in assumption	Atkins Pension Plan	Railways Pension Scheme
Discount rate	increase/decrease 0.5%	decrease/increase 10.0%	decrease/increase 9.0%
Inflation	increase/decrease 0.5%	increase/decrease 7.0%	increase/decrease 9.0%
Real rate of increase in salaries	increase/decrease 0.5%	increase/decrease 2.0%	increase/decrease 3.0%
Longevity	increase 1 year	increase 3.0%	increase 3.0%

The effect of the change in inflation on liabilities assumes a corresponding increase in salary increases and inflation related pension increases.

30. Other non-current liabilities

		Group
	2008 £m	2007 £m
Deferred PFI/PPP bid costs recovered, deferred consideration and development fees:		
Maturing between one and two years	**1.6**	2.6
Maturing between two and five years	**0.4**	2.7
Maturing after more than five years	**2.9**	18.5
	4.9	23.8

Deferred income at 31 March 2007 included £17.2m relating to Metronet that has been released during the year following Metronet's entry into liquidation and included within discontinued operations (note 10).

31. Ordinary shares

			Group and Company	
		2008		2007
	No. Shares	£m	No. Shares	£m
Authorised				
Authorised at 1 April and 31 March ordinary shares of 0.5p each	**150,000,000**	**0.8**	150,000,000	0.8
Issued, allotted and fully paid ordinary shares of 0.5p each				
At 1 April	**104,451,799**	**0.5**	104,451,799	0.5
At 31 March	**104,451,799**	**0.5**	104,451,799	0.5

At the last Annual General Meeting (AGM), shareholder authority was obtained for the Company to purchase up to a maximum of 10.4 million of its own ordinary shares (representing 10% of the issued share capital of the Company on 26 June 2007) for a period ending on the earlier of the next AGM or 5 December 2008, provided that certain conditions relating to the purchase price are met. The Notice of Meeting for the AGM to be held at 4.30pm on Wednesday 3 September 2008 proposes that shareholders approve a resolution updating and renewing this authority. Shares in the Company may also be purchased by Atkins' Employee Benefit Trusts.

At 31 March 2008 there were 3,218,000 ordinary shares (2007: nil) of 0.5p each (nominal value £16,090 (2007: nil)) held as treasury shares. These shares were purchased during the year at a cost of £34.9m including fees and stamp duty. These shares, which represent approximately 3.1% (2007: 0%) of the called up share capital as at the year end, have not been cancelled but are held as treasury shares and represent a deduction from shareholders' equity.

Between 31 March and 24 April 2008 a further 723,000 ordinary shares of 0.5p each (nominal value £3,615) were purchased at a cost of £7.6m including fees and stamp duty. These shares, which represent approximately 0.7% of the called up share capital as at the date of this report, have also not been cancelled but are held as treasury shares and represent a deduction from shareholders' equity.

As at the date of this report, there are a total of 3,941,000 ordinary shares of 0.5p each (nominal value £19,705) held as treasury shares representing approximately 3.8% of the called up share capital.

32. Share-based payments

Long Term Incentive Plans

Atkins Long Term Incentive Plan (LTIP) September 2006 onwards

A share plan for senior executives and key employees used to make awards to employees that are settled in equity or, in limited circumstances, in cash. There are different performance targets for different categories of management. Awards made to executive directors and senior employees have 50% of the award subject to the Company's total shareholder return (TSR) performance relative to the constituents of the FTSE 250 Index (excluding investment trusts) on the date of the award. Full vesting of this portion of the award will take place if the Company is ranked in the upper quartile, 30% vesting will be achieved with a median ranking with pro rata vesting for intermediate performance. No vesting will occur for a ranking below median.

The remaining 50% of the award made to executive directors and senior employees is subject to the Company's real growth in normalised earnings per share (EPS) over the performance period. For the 2006 and subsequent awards the growth target required the increase to be more than 10% per annum above the UK Retail Price Index (RPI) in the three-year performance period to allow full vesting; if the increase is less than 4% per annum above the UK RPI then there will be no vesting. A sliding scale operates between 4% and 10% above the UK RPI.

Awards made to other participants are subject solely to the EPS condition. As a general rule awards made to participants who leave employment prior to vesting will lapse. In the event that a participant leaves as a result of a qualifying reason they receive a pro-rated entitlement.

Subject to vesting, participants are entitled to receive the benefit of dividends declared following award, without interest.

Atkins Long Term Incentive Plan (LTIP) September 2003 to August 2006

A share plan for senior executives and key employees used to make awards to employees that are settled in equity or, in limited circumstances, in cash. The performance condition is TSR with an EPS growth underpin measured over three financial years starting with the financial year beginning immediately after the award is granted. Full vesting of any award will take place for a top 20% ranking against a group of up to 16 comparator companies, 30% vesting for a median ranking and no award if TSR falls below the median. The EPS underpin is the UK RPI plus 2% per annum. As a general rule awards made to participants who leave employment prior to vesting will lapse. In the event that a participant leaves as a result of a qualifying reason they receive a pro-rated entitlement.

Atkins Long Term Incentive Plan (LTIP) pre-September 2003

A share plan for senior executives and key employees used to make awards to employees that are settled in equity. Awards have an EPS performance condition. EPS is required to be more than 12% per annum above the UK RPI in the relevant three-year performance period to enable all of the ordinary shares to be acquired, but if the EPS growth is less than 5% per annum above the UK RPI then none of the ordinary shares can be acquired. A sliding scale in relation to the number of ordinary shares that can be acquired operates for growth in EPS between 5% and 12% above the UK RPI. Participants are entitled to receive the benefit of dividends declared, without interest, on the shares subject to the award between vesting and exercise. As a general rule awards made to participants who leave employment prior to vesting will lapse. In the event that a participant leaves as a result of a qualifying reason they receive a pro-rated entitlement. All awards have now vested.

WS Atkins Pre-Tax Equity Participation Plan (Pre-Tax EPP)

A share plan for senior executives and key employees that was designed to encourage investment in the Group by taking all or part of their bonus in the form of a right to acquire ordinary shares (the Bonus Award) which, if retained for a three-year period, gave them a right to obtain a matching number of ordinary shares (the Matching Award). The right to the matching ordinary shares is subject to a performance condition identical to those in the Atkins Long Term Incentive Plan pre September 2003. Participants are entitled to receive the benefit of dividends declared following award, without interest, on the shares subject to the Bonus Award after exercise and the benefit of dividends declared, without interest, on the shares subject to the Matching Award between vesting and exercise. As a general rule Matching Awards made to participants who leave employment prior to vesting will lapse. In the event that a participant leaves as a result of a qualifying reason they receive a pro-rated entitlement. All awards have now vested.

WS Atkins Post-Tax Equity Participation Plan (Post-Tax EPP)

A share plan for senior executives and key employees that was designed to encourage investment in the Group by taking all or part of their bonus in the form of ordinary shares (the Deposited Shares) which, if retained for a three-year period, gave them a right to obtain a matching number of ordinary shares (the Matching Award). The right to the matching ordinary shares is subject to a performance condition identical to those in the Atkins Long Term Incentive Plan pre September 2003. Participants are entitled to receive the benefit of dividends declared, without interest, on the shares subject to the Matching Award between vesting and exercise. All awards have now vested.

WS Atkins Employees' Stock Option Plan (ESOP)

A share plan used to make awards to key employees in the US that is settled in equity or in cash and which permits options to be granted at an exercise price no lower than the market price of a share at the time of grant. Options vest after three years and must be exercised within ten years of the date of grant. All awards have now vested.

Atkins Restricted Stock Unit Plan (RSU)

A share plan used to make awards to key employees following the acquisition of Hanscomb. There is no performance condition but awards are restricted for three years from the date of award. As a general rule awards made to participants who leave employment prior to vesting will lapse. In the event that a participant leaves as a result of a qualifying reason they will receive their award in full.

Deferred Bonus Plans

Atkins Deferred Bonus Plan (DBP)

A share plan for senior executives and key employees that is settled in equity or, in limited circumstances, in cash. There is no performance condition but awards are restricted for at least three years from the date of award. As a general rule awards made to participants who leave employment prior to vesting will lapse. In the event that a participant leaves as a result of a qualifying reason they will receive their award in full. In the case of awards to executive directors, the value of the shares over which an award may be granted under the plan shall be taken to form part of the annual bonus payable to that participant. Awards may also be granted under the plan to employees below the level of executive directors that do not form part of their annual bonus (for instance, on recruitment of the employee).

Atkins Retention Bonus Plan (RBP)

A share plan for senior executives and key employees that is settled in equity or, in limited circumstances, in cash. Awards cannot be made to executive directors. There is no performance condition but awards are restricted for a set period, fixed by the Remuneration Committee at grant, from the date of award. Awards to date have been restricted for two years. As a general rule awards made to participants who leave employment prior to vesting will lapse. In the event that a participant leaves as a result of a qualifying reason they will receive their award in full. In the case of awards to senior executives, the value of the shares over which an award may be granted under the plan shall be taken to form part of the annual bonus payable to that participant. Awards may also be granted under the plan to employees below the level of senior executives that do not form part of their annual bonus (for instance, on recruitment of the employee).

The Group's share-based payments charge for the year of £8.6m (2007: £5.1m) has been included in administrative expenses in the income statement.

The effect of the share-based payment transactions on the Group's result and financial position is as follows:

	2008 £m	Group 2007 £m
Total expense recognised for equity-settled share-based payment transactions	**8.1**	4.9
Total expense recognised for cash-settled share-based payment transactions	**0.5**	0.2
	8.6	5.1
Closing balance of liability for cash-settled share-based payment transactions	**0.7**	0.2

As at 31 March 2008 the following awards were outstanding:

	LTIPs[1]		DBP/RBP[2]	
	Number	**Weighted average exercise/ transfer price**	**Number**	**Weighted average exercise/ transfer price**
Awards outstanding at 1 April 2006	**3,076,462**	**0.56p**	**802,025**	–
Granted	**604,119**	–	**371,249**	–
Exercised/transferred	**(875,806)**	–	**(220,107)**	–
Lapsed	**(103,477)**	–	**(26,417)**	–
Awards outstanding at 1 April 2007	**2,701,298**	**0.61p**	**926,750**	–
Granted	**774,029**	–	**378,304**	–
Exercised/transferred	**(299,152)**	–	**(250,633)**	–
Lapsed	**(934,891)**	–	**(54,145)**	–
Awards outstanding at 31 March 2008	**2,241,284**	–	**1,000,276**	–

(1) Including LTIP, Pre-tax EPP, Post-tax EPP, ESOP and RSU awards.
(2) Including DBP and RBP awards.

The weighted average share price at the date of exercise was 1081.78p (2007: 846.44p).

A summary of awards outstanding as at 31 March 2008 is as follows:

Scheme	Award date	Exercise price	Scheme maturity	Maximum term	Weighted average remaining contractual life	Awards outstanding at 31 March 2008	Awards exercisable at 31 March 2008
LTIPs							
LTIP (September 2006 TSR/EPS onwards)	11.09.2006 to 03.08.2007	0.0p	3 years	3 to 10 years	8.74 years	323,688	–
LTIP (September 2006 EPS onwards)	11.09.2006 to 30.11.2007	0.0p	3 years	3 to 10 years	8.30 years	894,064	–
LTIP (September 2003 to August 2006)	17.09.2003 to 24.06.2005	0.0p	3 to 4 years	3 to 10 years	6.41 years	929,942	**32,400**
LTIP (pre-September 2003)	30.11.2001 to 30.06.2003	0.0p	3 years	3 to 10 years	3.67 years	2,297	**2,297**
Pre-Tax EPP	18.07.2001	0.0p	3 years	7 years	0.30 years	2,196	**2,196**
Post-Tax EPP	18.07.2001	0.0p	3 years	7 years	0.30 years	18	**18**
ESOP	01.06.2000 to 29.07.2002	324.0p to 832.5p	3 years	10 years	3.30 years	2,900	**2,900**
RSU	01.12.2005 to 29.06.2007	0.0p	3 years	3 years	1.68 years	86,179	–
DBPs							
DBP	26.07.2002 to 30.11.2007	0.0p	3 years	3 to 10 years	7.50 years	688,550	**58,955**
RBP	29.06.2007 to 30.11.2007	0.0p	2 years	2 to 10 years	8.30 years	311,726	–

On 29 June 2007 the Group issued awards over 47,679 shares to employees under the RSU, 19,744 shares to employees under the DBP, and 298,395 shares to employees under the RBP.

On 3 August 2007 the Group issued awards over 717,900 shares to employees under the LTIP, 6,960 shares to employees under the DBP, and 11,910 shares to employees under the RBP.

On 7 September 2007 the Group issued awards over 5,609 shares to employees under the RBP.

On 30 November 2007 the Group issued awards over 8,450 shares to employees under the LTIP, 28,400 shares to employees under the DBP, and 7,256 shares to employees under the RBP.

At 31 March 2008 the Group's Employee Benefit Trusts held 2,697,476 shares (2007: 3,251,358 shares) at a nominal value of £0.0m (2007: £0.0m) and market value of £28.4m (2007: £31.6m).

For the purposes of valuing LTIP awards with market performance conditions, the Monte Carlo model has been used to arrive at the share-based payments charge. The assumptions used in the model are as follows:

	LTIP 2008	LTIP 2007
Exercise price	**£nil**	£nil
Risk-free interest rate	**n/a**	n/a
Discount in respect of dividend yield	**0%**	0%
Volatility of share price	**22.6%**	22.3% to 24.4%
Share price at grant date		
– 11.09.2006	**–**	837.0p
– 03.08.2007	**1,035.0p**	–
Option life	**3 to 9 years**	3 to 10 years
Expected exercise behaviour		
– options	**100% in year 4**	100% in year 4
– allocations	**100% year 4**	100% year 4

Volatility was determined based on the movement in the share price over a period prior to the grant date equal in length to the period over which the TSR condition applies, which equates to a three-year share price history (2007 a three-year share price history). The fair value of share plans involving market performance conditions takes into account market information.

In accordance with the rules of the plan, the Monte Carlo model simulates TSR for the Company and a comparator group. In 2008 and 2007 the comparator group consisted of the FTSE 250 excluding investment trusts. The model takes into account historic dividends and share price volatilities for the Company and the comparator group to produce a predicted distribution of relative share performance.

Awards that do not contain market performance conditions are valued at market value at date of award and discounted in the event that the award does not benefit from dividends during the vesting period.

The weighted average fair value of awards granted during the year was 1,009.88p (2007: 797.50p).

33. Statement of changes in equity

	Share capital £m	Share premium account £m	Merger reserve £m	Retained (loss)/ earnings £m	Equity shareholders' (deficit)/ funds £m
Group					
Balance at 1 April 2006	0.5	62.4	8.9	(107.9)	(36.1)
Loss for the year	–	–	–	(57.3)	(57.3)
Dividends	–	–	–	(17.7)	(17.7)
Actuarial gain on retirement benefit liabilities	–	–	–	21.7	21.7
Share-based movements	–	–	–	5.9	5.9
Employee Benefit Trusts	–	–	–	0.1	0.1
Share of Joint Venture equity items	–	–	–	7.5	7.5
Cash flow hedges	–	–	–	(0.1)	(0.1)
Net differences on exchange	–	–	–	(0.1)	(0.1)
Balance at 31 March 2007	0.5	62.4	8.9	(147.9)	(76.1)
Profit for the year	**–**	**–**	**–**	**100.0**	**100.0**
Dividends	**–**	**–**	**–**	**(21.8)**	**(21.8)**
Actuarial loss on retirement benefit liabilities	**–**	**–**	**–**	**(1.0)**	**(1.0)**
Share-based movements	**–**	**–**	**–**	**7.7**	**7.7**
Share buyback	**–**	**–**	**–**	**(34.9)**	**(34.9)**
Share of Joint Venture equity items	**–**	**–**	**–**	**0.2**	**0.2**
Cash flow hedges	**–**	**–**	**–**	**(0.8)**	**(0.8)**
Net differences on exchange	**–**	**–**	**–**	**3.3**	**3.3**
Balance at 31 March 2008	**0.5**	**62.4**	**8.9**	**(95.2)**	**(23.4)**
Company					
Balance at 1 April 2006 (as previously reported)	0.5	62.4	8.9	37.6	109.4
Restatement in accordance with IFRIC 11	–	–	–	5.2	5.2
Balance at 1 April 2006 (as restated)	0.5	62.4	8.9	42.8	114.6
Profit for the year	–	–	–	4.9	4.9
Share-based payments	–	–	–	5.0	5.0
Dividends	–	–	–	(17.7)	(17.7)
Balance at 31 March 2007 (as restated)	0.5	62.4	8.9	35.0	106.8
Profit for the year	**–**	**–**	**–**	**68.7**	**68.7**
Share-based payments	**–**	**–**	**–**	**8.1**	**8.1**
Dividends	**–**	**–**	**–**	**(21.8)**	**(21.8)**
Share buyback	**–**	**–**	**–**	**(34.9)**	**(34.9)**
Balance at 31 March 2008	**0.5**	**62.4**	**8.9**	**55.1**	**126.9**

Share capital
The balance of the share capital account represents the aggregate nominal value of all ordinary shares in issue.

Share premium account
The balance on the share premium account represents the amounts received in excess of the nominal value of the ordinary shares in issue.

Merger reserve
The balance on the merger reserve represents the fair value of the consideration given in excess of the nominal value of the ordinary shares issued in an acquisition made by shares where the Group took relief under Section 131 of the Companies Act 1985 from the requirement to establish a share premium account.

Retained loss/earnings
The balance held in retained loss/earnings is the accumulated profits and losses of the Group. WS Atkins plc shares held by the EBTs are deducted from retained loss/earnings.

Goodwill that arose prior to 1 April 1997 amounting to £15.9m, of which positive and negative goodwill totalled £26.3m and £10.4m respectively, has been written off to retained loss/earnings.

The Company opening reserves balances have been restated to take into account the effect of the implementation of IFRIC 11, *IFRS 2 – Group and Treasury Share Transactions*. This adjustment had no effect on the Group.

34. Cash generated from continuing operations

	Group		Company	
	2008 £m	2007 £m	**2008 £m**	2007 £m
Profit for the year	**68.6**	54.9	**68.7**	4.9
Adjustments for:				
Income tax (note 8)	**23.3**	15.2	**–**	–
Finance income (note 7)	**(9.8)**	(9.0)	**(0.8)**	–
Finance cost (note 7)	**5.5**	5.4	**–**	–
Share of post-tax profit from Joint Ventures (note 4)	**(0.9)**	(2.8)	**–**	–
Depreciation charges	**19.3**	18.8	**–**	–
Amortisation charges	**11.1**	11.6	**–**	–
Release of deferred income	**(3.0)**	(0.2)	**–**	–
Share-based payment charge (note 32)	**8.6**	5.1	**–**	–
Result on disposal of property, plant and equipment	**0.1**	(0.1)	**–**	–
Dividends received	**–**	–	**(10.9)**	–
Profit on disposal of subsidiaries	**–**	–	**(57.7)**	–
Movement in provisions (note 28)	**(5.5)**	8.5	**–**	–
Movement in inventories (note 21)	**0.1**	(0.2)	**–**	–
Movement in trade and other receivables (note 22)	**(37.2)**	4.3	**0.1**	13.4
Movement in payables (note 26)	**32.5**	3.3	**56.3**	(0.6)
Movement in pensions (note 29)	**(31.8)**	(20.9)	**–**	–
Cash generated from continuing operations	**80.9**	93.9	**55.7**	17.7

35. Analysis of net funds

	At 31 March 2007 £m	Cash flow £m	Other non-cash changes £m	Exchange movement £m	**At 31 March 2008 £m**
Cash and cash equivalents	187.7	(32.6)	–	(0.6)	**154.5**
Loan notes receivable	–	–	5.6	–	**5.6**
Financial assets at fair value through profit or loss	49.6	(19.9)	–	–	**29.7**
Borrowings due within one year	(0.4)	0.2	(4.0)	–	**(4.2)**
Borrowings due after one year	(23.1)	17.6	2.6	(0.3)	**(3.2)**
Finance leases	(14.7)	4.7	(4.0)	–	**(14.0)**
Net funds	199.1	(30.0)	0.2	(0.9)	**168.4**

36. Contingent liabilities

The Group has given indemnities in respect of overseas office overdrafts, performance bonds, advance payment bonds, Letters of Credit and import duty guarantees issued on its behalf. The amount outstanding at 31st March 2008 was £73.1m (2007: £80.6m) including £25.0m in respect of Metronet (2007: £44.3m). During the year no additional Letters of Credit were issued to Metronet whilst £19.3m of the original Letters of Credit under the Shareholder Agreement were released. This resulted in a net movement of £19.3m. The indemnities, which arose in the ordinary course of business, are not expected to result in any material financial loss.

37. Operating lease arrangements

Group	2008 Property £m	2008 Vehicles, plant and equipment £m	2007 Property £m	2007 Vehicles, plant and equipment £m
Future aggregate minimum lease payments under non-cancellable operating leases expiring:				
Within one year	**20.0**	**4.1**	23.4	5.3
Later than one year but less than five years	**59.3**	**5.9**	73.4	7.9
After five years	**66.5**	**0.3**	64.6	0.1
	145.8	**10.3**	161.4	13.3

The Company had no operating lease commitments as at 31 March 2008 (2007: nil).

Group	2008 Property £m	2008 Vehicles, plant and equipment £m	2007 Property £m	2007 Vehicles, plant and equipment £m
Amounts receivable under non-cancellable operating leases expiring:				
Within one year	**1.1**	**0.4**	2.6	0.5
Later than one year but less than five years	**2.4**	**1.0**	3.5	1.2
After five years	**1.3**	**0.1**	0.9	0.3
	4.8	**1.5**	7.0	2.0

The Company had no operating lease receivables as at 31 March 2008 (2007: nil).

38. Capital and other financial commitments

	Group 2008 £m	Group 2007 £m
Capital expenditure contracted for but not incurred – property, plant and equipment	**8.2**	1.8
Group share of capital commitments of Joint Ventures	**–**	408.5

The Group share of capital commitments of Joint Ventures at 31 March 2007 included £385.0m for Metronet. These capital commitments represented long-term contractual commitments under the 30-year Public Private Partnership (PPP) contract signed with London Underground Limited on 4 April 2003, prior to Metronet's subsequent administration.

The Group is committed to make payments for equity and debt into Special Purpose Companies under Public Private Partnership (PPP) and Private Finance Initiative (PFI) contracts of £6.8m (2007: £27.4m).

39. Related party transactions

Details of the directors' shareholdings, share options and remuneration are given in the Remuneration Report, which forms part of these Financial Statements.

Transactions with the retirement benefit schemes are shown in note 29.

Details of the Company's principal subsidiaries are shown in note 41 and principal Joint Ventures in note 42.

a) Group sales and purchases of goods and services to/from Joint Ventures

	Group 2008 £m	Group 2007 £m
Sales of goods and services to Joint Ventures	**43.6**	123.4
Purchases of goods and services from Joint Ventures	**–**	0.2

b) Group year-end balances arising from sales/purchases of goods and services to/from Joint Ventures and loans provided to Joint Ventures

		Group
	2008	2007
	£m	£m
Receivables from Joint Ventures	**9.7**	15.8

Receivables from Joint Ventures are shown net of contract-related provisions of £22.6m (2007: £nil) which was previously held within amounts recoverable on contracts.

		Group
	2008	2007
	£m	£m
Payables to Joint Ventures	**–**	19.6

c) Company sales/purchases of goods and services to/from subsidiaries
The Company did not sell any goods or services to subsidiaries during the year (2007: £nil). The Company did not purchase any goods or services from its subsidiaries during the year (2007: £nil).

d) Company year-end balances with subsidiaries

		Company
	2008	2007
	£m	£m
Receivables from subsidiaries	**8.4**	8.5
Payables to subsidiaries	**23.8**	–

Provision of goods and services to and purchases of goods and services from related parties were made at the rates charged to external customers. The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No provision has been made for doubtful debts in respect of amounts owed by related parties and £nil charged to income and expense (2007: £nil).

Receivable from subsidiaries are shown net of impairment of £121.0m (2007: £nil).

e) Key management compensation
Key management comprises the executive and non-executive directors, and certain senior managers who are members of the Group Executive.

		Group
	2008	2007
	£m	£m
Salaries and other short-term employment benefits	**4.9**	4.0
Post-employment benefits	**0.3**	0.3
Termination benefits	**–**	0.2
Share-based payments	**1.0**	1.0
	6.2	5.5

40. Events after the balance sheet date

On 1 April 2008 the Group disposed of its holding in Modern Housing Solutions (Prime) Limited receiving cash of £3.9m and generating a profit on disposal of £2.5m.

41. Subsidiary undertakings

The following companies were the principal subsidiary undertakings as at 31 March 2008:

	Country of registration/ incorporation	Class and percentage of shares held	Nature of business
Atkins China Limited	China	100% ordinary	Consulting engineers
Atkins Facilities Management Limited	England and Wales	100% ordinary	Property services
Atkins Investments Limited[1]	England and Wales	100% ordinary	Investment company
Atkins Limited[1]	England and Wales	100% ordinary	Consulting engineers
Atkins Metro Limited	England and Wales	100% ordinary	Holding company
Faithful+Gould Inc[1]	USA	100% ordinary	Project and programme management consultants
Faithful+Gould Limited[1]	England and Wales	100% ordinary	Quantity surveyors and cost estimators
WS Atkins & Partners Overseas[1]	Gibraltar	100% ordinary	Consulting engineers
WS Atkins Insurance (Guernsey) Limited	Guernsey	100% ordinary	Insurance
WS Atkins International Limited[1]	England and Wales	100% ordinary	Consulting engineers

(1) Owned by a subsidiary undertaking other than WS Atkins plc.

The percentage of the issued share capital held by the Group is equivalent to the percentage of voting rights held. The Group holds the whole of all classes of issued share capital.

All the above operate in the country of registration, except for WS Atkins & Partners Overseas, which operates in the Middle East.

A full list of subsidiary companies will be filed at Companies House with the Annual Return.

42. Joint Ventures

The following represents the principal Joint Ventures in which the Group participated during the year:

Name	Nature of business	Proportion of shares held[3]	Date of last audited financial statements	External auditors
Modern Housing Solutions (Prime) Limited[1] [2]	Responsible for the maintenance and upgrade of MoD family accommodation in England and Wales	25.0%	31 Dec 2006	Deloitte & Touche LLP
RMPA Holdings Limited[1]	Holding company for companies involved in the design, financing and construction of the MoD garrison facility at Colchester	14.0%	31 Mar 2007	KPMG Audit PLC

All Joint Ventures operate in the United Kingdom unless otherwise stated.

(1) Owned by a subsidiary undertaking other than WS Atkins plc.
(2) The interest in Modern Housing Solutions (Prime) Limited was sold on 1 April 2008.
(3) Proportion of shares held is in respect of ordinary share capital. There are no special rights or constraints on the shares. There are no restrictions on distributions from any of these Joint Ventures.

Five Year Summary

Consolidated Income Statements for years ended 31 March

	IFRS 2008 £m	IFRS 2007 £m	IFRS 2006 £m	IFRS 2005 £m	Restated[(1)(2)] UK GAAP 2004 £m
Revenue (Group and share of Joint Ventures)	**1,399.5**	1,240.3	1,411.0	1,157.3	1,241.8
Revenue	**1,313.6**	1,179.8	1,052.5	955.0	991.8
Cost of sales	**(834.1)**	(781.1)	(637.3)	(579.3)	(619.2)
Gross profit	**479.5**	398.7	415.2	375.7	372.6
Administrative expenses	**(392.8)**	(335.0)	(352.3)	(332.7)	(338.1)
Operating profit	**86.7**	63.7	62.9	43.0	34.5
Profit on disposal of Joint Ventures	–	–	6.4	3.7	–
Share of post-tax profit from Joint Ventures	**0.9**	2.8	8.8	10.2	14.5
Profit from operations	**87.6**	66.5	78.1	56.9	49.0
Finance income	**9.8**	9.0	7.9	6.8	3.4
Finance cost	**(5.5)**	(5.4)	(11.2)	(10.7)	(10.0)
Net finance income/(cost)	**4.3**	3.6	(3.3)	(3.9)	(6.6)
Profit before taxation	**91.9**	70.1	74.8	53.0	42.4
Income tax expense	**(23.3)**	(15.2)	(17.9)	(14.1)	(18.5)
Profit for the year from continuing operations	**68.6**	54.9	56.9	38.9	23.9
Profit/(loss) for the year from discontinued operations	**31.4**	(112.2)	–	–	13.5
Profit/(loss) for the year attributable to equity shareholders	**100.0**	(57.3)	56.9	38.9	37.4
Basic earnings/(loss) per share					
– continuing operations	**67.9p**	54.4p	57.0p	39.3p	24.8p
– discontinued operations	**31.0p**	(111.2)p	–	–	14.0p
	98.9p	(56.8)p	57.0p	39.3p	38.8p
Diluted earnings/(loss) per share					
– continuing operations	**66.7p**	53.8p	55.9p	38.7p	24.5p
– discontinued operations	**30.5p**	(110.6)p	–	–	14.5p
	97.2p	(56.8)p	55.9p	38.7p	39.0p

(1) Comparatives have been reformatted to present results in IFRS format. No adjustments have been made to reflect the differences in accounting treatment under IFRS compared to UK GAAP.
(2) Comparatives have been restated following the adoption of FRS 19, UITF 34, UITF 38 and UITF 17, as amended.

Consolidated balance sheets as at 31 March

	IFRS 2008 £m	IFRS 2007 £m	IFRS 2006 £m	IFRS 2005 £m	IFRS 2004 £m
Assets					
Non-current assets					
Goodwill	**56.7**	64.8	35.6	29.3	36.8
Other intangible assets	**10.9**	9.4	10.0	10.8	14.0
Property, plant and equipment	**45.6**	46.2	47.2	34.2	36.4
Other receivables	**5.7**	0.1	21.6	22.8	24.7
Investments in Joint Ventures	**4.2**	(26.0)	46.2	41.6	25.9
Deferred income tax assets	**69.6**	89.8	103.8	97.5	85.4
	192.7	184.3	264.4	236.2	223.2
Current assets					
Inventories	**0.3**	0.4	0.2	0.2	0.5
Trade and other receivables	**299.7**	284.0	272.9	266.7	255.5
Other financial assets at fair value through profit or loss	**29.7**	49.6	20.7	11.1	9.9
Cash and cash equivalents	**154.5**	187.7	177.4	114.6	86.2
	484.2	521.7	471.2	392.6	352.1
Liabilities					
Current liabilities					
Borrowings	**(7.8)**	(3.7)	(6.5)	(2.6)	(4.0)
Trade and other payables	**(415.4)**	(418.6)	(379.5)	(332.7)	(306.0)
Derivative financial instruments	**(0.9)**	(0.1)	–	–	–
Current income tax liabilities	**(26.8)**	(28.3)	(12.3)	(10.8)	(13.9)
Provisions for other liabilities and charges	**(4.3)**	(8.7)	(2.8)	(2.8)	(2.3)
	(455.2)	(459.4)	(401.1)	(348.9)	(326.2)
Net current assets	**29.0**	62.3	70.1	43.7	25.9
Non-current liabilities					
Borrowings	**(13.6)**	(34.5)	(35.1)	(21.5)	(32.7)
Provisions for other liabilities and charges	**(13.5)**	(14.3)	(11.7)	(11.1)	(8.3)
Retirement benefit liabilities	**(213.1)**	(250.1)	(299.9)	(274.2)	(240.9)
Other non-current liabilities	**(4.9)**	(23.8)	(23.9)	(26.5)	(28.2)
	(245.1)	(322.7)	(370.6)	(333.3)	(310.1)
Net liabilities	**(23.4)**	(76.1)	(36.1)	(53.4)	(61.0)
Capital and reserves					
Ordinary shares	**0.5**	0.5	0.5	0.5	0.5
Share premium account	**62.4**	62.4	62.4	62.4	62.3
Merger reserve	**8.9**	8.9	8.9	8.9	8.9
Retained loss	**(95.2)**	(147.9)	(107.9)	(125.2)	(132.7)
Equity shareholders' deficit	**(23.4)**	(76.1)	(36.1)	(53.4)	(61.0)

Five Year Summary

Consolidated cash flow statements for the years ended 31 March

	IFRS 2008 £m	IFRS 2007 £m	IFRS 2006 £m	IFRS 2005 £m	Restated[1][2] UK GAAP 2004 £m
Continuing operations					
Profit for the year	**68.6**	54.9	56.9	38.9	23.9
Adjustments for:					
Income tax	**23.3**	15.2	17.9	14.1	18.5
Finance income	**(9.8)**	(9.0)	(7.9)	(6.8)	(3.4)
Finance cost	**5.5**	5.4	11.2	10.7	10.0
Share of post-tax profits from Joint Ventures	**(0.9)**	(2.8)	(8.8)	(10.2)	(14.5)
Profit on disposal of Joint Ventures	**–**	–	(6.4)	(3.7)	–
Depreciation charges	**19.3**	18.8	14.7	19.1	19.0
Amortisation charges	**11.1**	11.6	9.6	8.7	7.8
Release of deferred income	**(3.0)**	(0.2)	(0.8)	(0.8)	(5.6)
Impairment of goodwill	**–**	–	–	7.2	–
Share-based payment charge	**8.6**	5.1	3.0	2.2	1.3
Result on disposal of property, plant and equipment	**0.1**	(0.1)	0.7	(0.4)	(0.1)
Movement in provisions	**(5.5)**	8.5	(0.1)	2.8	6.0
Working capital movements	**(36.4)**	(13.5)	21.7	6.3	31.5
Cash generated from continuing operations	**80.9**	93.9	111.7	88.1	94.4
Discontinued operations					
Profit for the year	**0.3**	10.8	–	–	13.5
Movement in working capital	**–**	–	–	–	20.8
Cash generated from discontinued operations	**0.3**	10.8	–	–	34.3
Cash generated from operations	**81.2**	104.7	111.7	88.1	128.7
Interest received	**9.7**	8.9	7.6	7.0	3.5
Interest paid	**(3.3)**	(2.1)	(2.4)	(2.4)	(8.0)
Income tax (paid)/received	**(14.7)**	4.9	(10.9)	(18.3)	(3.1)
Net cash from operating activities	**72.9**	116.4	106.0	74.4	121.1
Cash flows from investing activities	**(27.2)**	(78.0)	(41.2)	(20.9)	(4.0)
Cash flows from financing activities	**(78.3)**	(25.9)	(2.9)	(25.6)	(69.4)
Net increase in cash, cash equivalents and bank overdrafts	**(32.6)**	12.5	61.9	27.9	47.7
Cash, cash equivalents and bank overdrafts at beginning of year	**187.7**	177.4	114.6	86.2	42.6
Effect of exchange rate changes	**(0.6)**	(2.2)	0.9	0.5	(4.1)
Cash, cash equivalents and bank overdrafts at end of year	**154.5**	187.7	177.4	114.6	86.2
Financial assets	**29.7**	49.6	40.8	31.2	30.0
Loan notes receivable	**5.6**	–	–	–	–
Borrowings due within one year	**(4.2)**	(0.4)	(2.7)	–	(0.7)
Borrowings due after one year	**(3.2)**	(23.1)	(20.6)	(10.5)	(23.2)
Finance leases	**(14.0)**	(14.7)	(18.3)	(13.6)	(8.7)
Net funds	**168.4**	199.1	176.6	121.7	83.6

(1) Comparatives have been reformatted to present results in IFRS format. No adjustments have been made to reflect the differences in accounting treatment under IFRS compared to UK GAAP.
(2) Comparatives have been restated following the adoption of FRS 19, UITF 34, UITF 38 and UITF 17, as amended.



WS Atkins plc
Registered in England.
Company no. 1885586

Company Secretary and Registered Office
Richard Webster
WS Atkins plc
Woodcote Grove
Ashley Road
Epsom
Surrey KT18 5BW

Financial Calendar

Ex-dividend date	13 August 2008
Record date	15 August 2008
Annual General Meeting	3 September 2008
Final dividend payment date	26 September 2008

Shareholder Services

Registrar

Enquiries and notifications concerning dividends, share certificates, transfers and address changes should be sent to the Registrar, whose address is:

Capita Registrars
34 Beckenham Road
Beckenham
Kent BR3 4TU

Telephone: 0871 664 0300 (UK callers, calls cost 10p per minute including VAT plus any additional network charges) or +44 20 8639 3399 (non-UK callers).

Other shareholder enquiries should be addressed to the company secretary at the registered office.

Investor relations website

Many commonly asked shareholder questions are addressed in the investor relations section of our website www.atkinsglobal.com

E-communications

Shareholders can choose to receive all Company communications electronically. To register please visit our shareholder services portal at www.myatkinsshares.com

Dividend reinvestment plan (DRIP)

The Company offers a dividend reinvestment plan to shareholders as a cost-efficient way of increasing their shareholding in the Company. Should you wish to participate in the DRIP please contact the Registrar on the telephone number given above to request a mandate form and an explanatory booklet. Your completed mandate form must be received by the Registrar no later than 27 August 2008 if you wish your final dividend for the year to be reinvested to buy additional shares.

Amalgamation of accounts

Shareholders who receive duplicate sets of Company mailings owing to multiple accounts in their name should write to the Registrar to have their accounts amalgamated.

Unsolicited mail

The Company is obliged by law to make its share register available to other organisations who may then use it for a mailing list. If you wish to limit receipt of unsolicited mail you may do so by registering with the Mailing Preference Service (MPS). Registration can be made in writing to: The Mailing Preference Service (MPS), Freepost 29 LON20771, London W1E 0ZT or online at www.mpsonline.org.uk

Giving your shares to charity

If you only have a small number of shares whose value makes it uneconomic to sell them, you may wish to consider donating them to charity though ShareGift, an independent share donation scheme. The relevant share transfer form can be obtained from the Registrar. ShareGift is administered by the Orr Mackintosh Foundation, registered charity number 10052686. Further information may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org

Identity theft

Identity theft is on the increase. Criminals may steal your personal information, putting your Atkins shareholding at risk.

Tips for protecting your Atkins shares:

- Ensure all your certificates are kept in a safe place or hold your shares electronically in CREST via a nominee
- Keep all correspondence from the Registrar that shows your shareholder reference number in a safe place, or destroy your correspondence by shredding it
- If you change address inform the Registrar in writing or via our shareholder services portal www.myatkinsshares.com
- Know when dividends are paid and consider having your dividend paid directly into your bank account. This will reduce the risk of the cheque being intercepted or lost in the post. If you change your bank account, inform the Registrar of the details of your new account. You can do this via post or online using our shareholder services portal www.myatkinsshares.com. Respond to any letters the Registrar sends to you about this
- If you receive a letter from the Registrar regarding a change of address or a dividend instruction but have not recently moved or requested a change to how you receive your dividends please contact them immediately as you may have been a victim of identity theft
- If you are buying or selling shares only deal with brokers registered in your country of residence or the UK.

Notes

At Atkins we are genuinely concerned about our environmental performance. As such, we would encourage you to access shareholder information online at www.atkinsglobal.com/investors

To help you find the information you're looking for, the key features of our investor relations website are highlighted below.

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ATKINS
Annual Report 2008

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